As filed with the Securities and Exchange Commission on February 16, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ZSCALER, INC.

(Exact name of Registrant as specified in its charter)

Delaware	7371	26-1173892
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 Rose Orchard Way

San Jose, California 95134

(408) 533-0288

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jagtar S. Chaudhry

President, Chief Executive Officer and Chairman

Zscaler, Inc.

110 Rose Orchard Way

San Jose, California 95134

(408) 533-0288

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Raj S. Judge, Esq. Mark B. Baudler, Esq. Lianna C. Whittleton, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert Schlossman, Esq. Chief Legal Officer Zscaler, Inc. 110 Rose Orchard Way San Jose, California 95134 (408) 533-0288	Andrew S. Williamson, Esq. Charles S. Kim, Esq. Dave Peinsipp Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$100,000,000	$12,450

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued                     , 2018

                 Shares

COMMON STOCK

Zscaler, Inc. is offering              shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to list our common stock on The Nasdaq Global Market under the symbol “ZS”.

Upon completion of this offering, our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately     % of our common stock outstanding after this offering (or     % if the underwriters exercise their over-allotment option in full), with Jay Chaudhry, our president, chief executive officer and chairman of our board of directors and affiliates of Mr. Chaudhry beneficially owning approximately     % of our common stock (or     % if the underwriters exercise their over-allotment option in full), as described in the section titled “Risk Factors—Risks Related to the Offering and Ownership of our Common Stock —The concentration of our stock ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.”

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commission(1)	Proceeds to Zscaler
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional              shares of common stock solely to cover over-allotments, if any.

Certain entities associated with Charles Giancarlo, Lane Bess, Scott Darling and Karen Blasing, each a member of our board of directors, have indicated an interest in purchasing up to an aggregate of approximately $5.0 million of shares of our common stock in this offering (or an aggregate of                  shares based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriters will receive the same discount from any shares sold to these existing stockholders as they will from any other shares sold to the public in this offering.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                    , 2018.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC

BofA MERRILL LYNCH	BARCLAYS	DEUTSCHE BANK SECURITIES	CREDIT SUISSE	UBS INVESTMENT BANK

BAIRD	BTIG	NEEDHAM & COMPANY	STEPHENS INC.

                    , 2018

Applications have moved out of the data center and into the cloud. Users have moved off the corporate network and are connecting from everywhere. Security is still sitting in the data center. It’s time to move security. zscaler™

In the old world
The data center was the center of gravity and security was focused on protecting the corporate network. Hub & Spoke. Internet (outbound) and VPN (inbound) gateways
Firewall / Intrusion Prevention URL Filtering Antivirus Data Loss Prevention Secure Sockets Layer Inspection Sandbox Global Load Balancing Distributed Denial of Service Protection External Firewall / Intrusion Prevention VPN Concentrator Internal Firewall Internal Load Balancer
Data center & Apps Zscaler brings security and access to the new world of cloud and mobility In the new world The cloud is the new data center and security is focused on connecting the right user to the right application on any network Direct to Cloud SaaS Open Internet Public Cloud lot mobile HQ branch

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor the underwriters have authorized anyone to provide you with information or make any representations other than those contained in this prospectus or in any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Zscaler,” “the company,” “we,” “us” and “our” in this prospectus refer to Zscaler, Inc. and its consolidated subsidiaries. Our fiscal year end is July 31, and our fiscal quarters end on October 31, January 31, April 30 and July 31. Our fiscal years ended July 31, 2015, 2016 and 2017 are referred to herein as fiscal 2015, fiscal 2016 and fiscal 2017, respectively. Our fiscal year ending July 31, 2018 is referred to herein as fiscal 2018.

ZSCALER, INC.

Mission Statement

Our mission is to empower organizations to realize the full potential of the cloud and mobility by securely connecting users to applications from any device, anywhere.

Overview

Zscaler was incorporated in 2007, during the early stages of cloud adoption and mobility, based on a vision that the internet would become the new corporate network as the cloud becomes the new data center. We predicted that with rapid cloud adoption and increasing workforce mobility, traditional perimeter security approaches would provide inadequate protection for users and data and an increasingly poor user experience. We pioneered a security cloud that represents a fundamental shift in the architectural design and approach to network security.

Enterprise applications are rapidly moving to the cloud to achieve greater IT agility, a faster pace of innovation and lower costs. Organizations are increasingly relying on internet destinations for a range of business activities, adopting new external SaaS applications for critical business functions and moving their internally managed applications to the public cloud, commonly known as Infrastructure-as-a-Service, or IaaS. Enterprise users now expect to be able to seamlessly access applications and data, wherever they are hosted, from any device, anywhere in the world. We believe these trends are indicative of the broader digital transformation agenda, as businesses increasingly succeed or fail based on their IT outcomes.

We believe that securing the on-premises corporate network to protect users and data is becoming increasingly irrelevant in a cloud and mobile-first world where organizations depend on the internet, a network they do not control and cannot secure, to access critical applications that power their business. We pioneered a new approach to security that connects the right user to the right application, regardless of network. Our cloud platform, which delivers security as a service, eliminates the need for traditional on-premises security appliances that are difficult to maintain and require compromises between security, cost and user experience. Our cloud platform incorporates the security functionality needed to enable users to safely utilize authorized applications and services based on an organization’s policies. Our solution is a purpose-built, multi-tenant, distributed cloud security platform that secures access for users and devices to applications and services, regardless of location.

Our multi-tenant architecture is distributed across more than 100 data centers globally, which allows us to secure users across 185 countries. Each day, we block over 100 million threats and perform over 120,000 unique security updates. Our customers benefit from the network effect of our growing cloud because once a new threat is detected, it can be blocked for users across our entire customer base within minutes.

We have over 2,800 customers across all major geographies, and we currently count over 200 of the Forbes Global 2000 as customers. Our customers span every major industry, including airlines and transportation, conglomerates, consumer goods and retail, financial services, healthcare, manufacturing, media and communications, public sector and education, technology and telecommunications services.

Although we have a channel sales model, we use a joint sales approach in which our sales force develops relationships directly with our customers and engages at senior levels within IT organizations. We amplify our sales presence and effectiveness by leveraging our network of global telecommunications service provider, system integrator and value-added reseller partners. Many of these channel partners engage at the C-level to discuss strategic network transformation and cloud migration projects, and we work with these channel partners to deliver security solutions to their most important enterprise customers. Our service provider partners include us as an integral part of broad network transformation projects. Systems integrators bring us into customers as part of their cloud application migration programs. We also work with high-touch value-added resellers to broaden our reach to mid-market customers.

For fiscal 2015, 2016 and 2017, revenue was $53.7 million, $80.3 million and $125.7 million, respectively. Our net losses were $12.8 million, $27.4 million and $35.5 million in fiscal 2015, 2016 and 2017, respectively. For the six months ended January 31, 2017 and 2018, our revenue increased from $56.2 million to $84.8 million, representing a period-over-period revenue growth of 51%, while our net loss increased from $14.6 million to $17.9 million. We expect we will continue to incur net losses for the foreseeable future.

Industry Background

Traditional security approaches focused on establishing a perimeter around the corporate network

For over 30 years, IT security focused on protecting an organization by establishing a perimeter to secure the corporate network. This approach was based on the premise that all enterprise users, data and applications resided on the corporate network. To meet the requirements of this approach, organizations:

•

Deployed a “castle-and-moat” security approach where the corporate network was the “castle” that was surrounded by a “moat” of security appliances. To allow traffic in and out of the “castle,” organizations created internet gateways that provide a drawbridge across the “moat.” These gateways initially consisted of a network firewall to establish a physical perimeter separating the internet from users, data and applications. As internet traffic increased and cyberattacks became more sophisticated, the “moat” was expanded to include new appliances to perform specific security functions and handle larger volumes of traffic.

•

Built a “hub-and-spoke” network architecture that required traffic from branch offices to be routed to centralized data centers. Due to the expense of purchasing and maintaining security appliances, many organizations built only a small number of internet gateways (“hubs”) and routed traffic from branch offices across wide area network links (“spokes”) through these gateways to apply security checks and access controls. In addition, to provide access for mobile and remote users, organizations also deployed virtual private networks, or VPNs, which added a new ephemeral type of “spoke,” further increasing the sprawl and complexity of the “hub-and-spoke” network.

Cloud and mobility offer opportunities while also introducing new challenges for enterprises

Organizations are undergoing a massive shift in their IT strategies. The adoption of cloud applications and infrastructure, explosion of internet traffic volumes and shift to mobile-first computing enhance business agility and have become a strategic imperative for CIOs. Organizations are embracing these trends to empower business users, increase speed of deployment, create new customer experiences, reengineer business processes and find new opportunities for growth. At the same time, it is difficult for enterprises to embrace these trends with the traditional “castle-and-moat” security architecture because it introduces several key IT challenges:

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Growing use of the cloud and the internet creates gaps in security coverage. Enterprise applications are increasingly moving from being hosted in on-premises data centers within the corporate network to SaaS applications hosted in the public cloud, such as Microsoft Azure, Amazon Web Services and Google Cloud Platform. The growing use of the public cloud can significantly increase business risk, as security policies that are consistently applied within the traditional corporate network either cannot be enforced or are easily circumvented in a cloud environment.

•

Microsoft Office 365 strains network capacity and data center infrastructure. Unlike other SaaS applications that are used intermittently or by specific departments, Microsoft Office 365 moves many of an organization’s most heavily used applications, such as Exchange and SharePoint, to the cloud, which dramatically increases internet traffic and can potentially overwhelm the existing network and security infrastructure.

•

Workforce mobility makes every user a potential source of security vulnerability. The shift towards an increasingly mobile workforce has caused employees to demand easy and fast access to the internet and on-premises and cloud applications, regardless of device or location. To permit access for their mobile employees, organizations have typically relied on VPNs, which grant the user access to the corporate network instead of just the application that is requested. This creates increased points of vulnerability, because a single compromised VPN user can expose the entire corporate network.

These challenges are exacerbated by an increasingly severe cyber threatscape

Today’s sophisticated hackers, motivated by financial, criminal and terrorist objectives, are exploiting the gaps left by existing network security approaches with increasingly sophisticated and evolving threats. The growing dependence on the internet has increased exposure to malicious or compromised websites. According to Mozilla Firefox, over 60% of browser-based internet traffic is encrypted. Encryption has become one of the most effective tactics used by hackers to avoid detection by existing appliances. As a result, organizations are more exposed than ever to today’s cyberattacks.

The traditional perimeter security approach is the principal reason enterprises struggle to realize the true benefits of cloud and mobility

When users are mobile, working remotely or in branch offices, and the applications they use are in the cloud, routing traffic back across a “hub-and-spoke” network to the data center for access and security controls provides a poor user experience. To deliver a fast user experience, traffic needs to be routed directly to the internet. Routing traffic directly to the internet, while maintaining access and security controls, may require deployment of hundreds, if not thousands, of internet gateways, which would be prohibitively expensive. Even if organizations made these investments, this would create a false sense of security as traditional appliances were designed to protect the network and are limited in their ability to detect and prevent the increasing number and diversity of sophisticated threats in the cloud.

A new approach to security is needed

The adoption of cloud and mobility requires a new approach to secure users and data regardless of the network. The “castle-and-moat” security approach was effective when users, applications and devices resided on the corporate network, and the organization could be protected by securing the corporate network. However, as enterprise applications move to the cloud, users move off the corporate network and new threat types emerge, the stacks of security appliances protecting the corporate network increasingly lose relevance and effectiveness. In a cloud-enabled and mobile-first world, security must be pervasive across the internet and capable of protecting users who directly access the cloud without connecting to a specific corporate network. Similarly, instead of the “castle-and-moat” approach where security is only applied if the user is on the network, security needs to be abstracted from the on-premises corporate network such that policies securely connect the right user to the right application regardless of device, location or network.

Our Solution

Our security cloud, which is distributed across more than 100 data centers around the world, helps organizations accelerate their IT transformation to the cloud. This enables the secure migration of applications from the corporate data center to the cloud and from a legacy “hub-and-spoke” network to a modern direct-to-cloud architecture.

Our approach applies policies set by an organization to securely connect the right user to the right application, regardless of the network. Unlike traditional “hub-and-spoke” architectures, where traffic is backhauled over dedicated Wide Area Networks, or WANs, to centralized gateways, our solution allows traffic to be routed locally and securely to the internet over broadband and cellular connections. We offer two principal cloud services:

•

ZscalerTM Internet Access, or ZIATM, securely connects users to externally managed applications, including SaaS applications and internet destinations, regardless of device, location or network. Our ZIA solution sits between users and the internet and is designed to ensure malware does not reach the user and valuable corporate data does not leak out.

•

Zscaler Private Access, or ZPATM, offers authorized users secure and fast access to internally managed applications hosted in enterprise data centers or the public cloud. While traditional remote access solutions such as VPNs connect a user to the corporate network, our ZPA solution connects a specific user to a specific application, without bringing the user on the network, resulting in better security.

Key benefits

•

Better user experience. With our direct-to-cloud architecture, users connect to the nearest Zscaler data center, taking the shortest path to the application or internet destination, resulting in a fast user experience. Additionally, our purpose-built network security technology applies numerous techniques to minimize processing overhead, which reduces latency as compared to appliances.

•

Improves security and reduces business risk. Our cloud platform was designed to provide full inline inspection of internet traffic, including full SSL inspection, and performs real-time threat correlation using multiple techniques for better threat prevention. The scale of our global cloud provides us with a network effect that delivers insight into advanced and zero-day threats as they emerge.

•	Eliminates certain network security costs. Our solution eliminates the cost of buying and managing multiple network security appliances and reduces dedicated WAN costs for our customers.

•

Simplicity. Our solution delivers the functions of a traditional internet gateway as a cloud service. This significantly reduces the complexity and personnel required as compared to managing a traditional appliance-based security approach. In addition, we help simplify the entire enterprise network topology by minimizing the need for “hub-and-spoke” networks and related hardware infrastructure.

Competitive Strengths

Our competitive strengths include:

•

Security platform purpose-built for the cloud and designed for rapid innovation. In order to achieve the performance and scalability necessary to deliver a highly reliable and available service that sits in the data path of our customers, we developed many core technologies, including a proprietary TCP/IP stack, which are protected by over 100 issued and pending patents. Our highly differentiated multi-tenant distributed cloud security platform enables the rapid development and delivery of new offerings.

•

Pioneer and market leader for cloud security with an established brand. Zscaler is a globally recognized leader in cloud security. In 2015, we were recognized by Forrester as a leader in “The Forrester WaveTM: SaaS Web Content Security, Q2 2015” report, along with winning numerous other industry awards.

•

Proven operational excellence as a mission critical cloud service. We have accumulated deep insights in designing and operating a highly available, scalable and resilient cloud infrastructure for the past nine years. Operating a service like ours requires years of experience running a globally distributed cloud that takes traffic from users across 185 countries and connects them to internet and cloud destinations with high availability and fast response times.

•

Scalable go-to-market strategy driving C-level engagement. Although we have a channel sales model, we use a joint sales approach in which our sales force develops relationships directly with our customers, and together with our global telecommunications service provider, system integrator and value-added reseller partners, works on account penetration, account coordination, sales and overall market strategy. We have spent many years building these deeply entrenched relationships and expect to generate increasing sales leverage from this investment.

•

Experienced management team and deep security expertise. Our management team has extensive cloud, network and security domain expertise with a proven track record of growing and running businesses at scale. Our president, chief executive officer and chairman of the board of directors, Jay Chaudhry, is a security industry pioneer and an accomplished entrepreneur, having founded and built several companies.

Market Opportunity

As applications are moving to the cloud, the corporate network is transforming from a “hub-and-spoke” to a direct-to-cloud architecture. This in turn is driving security transformation from a 30-year-old “castle-and-moat”

approach to a strategy that securely connects the right users to the right application regardless of the network. This creates a large opportunity to deliver cloud security services that replace traditional on-premises network security appliances and software. Our solution provides functionality that obviates the need for outbound and inbound internet gateways. The outbound internet gateway often includes URL filtering, anti-virus, content filtering, branch firewalls, advanced threat protection with sandboxing, and data loss prevention appliances. Inbound gateways typically include global load balancers, distributed denial of service, or DDoS, prevention, external firewalls, VPN concentrators and internal firewalls appliances. Based on our analysis using IDC data, $17.7 billion annually is spent on disparate security appliances to perform the functions we offer in our platform.

In addition to providing better security and user experience, we offer our customers the opportunity to reduce their overall networking complexity and cost. As organizations rearchitect their traditional “hub-and-spoke” corporate networks to adopt our direct-to-cloud architecture, the reduced need for supporting networking infrastructure and bandwidth such as Multiprotocol Label Switching, or MPLS, edge routers, ATM switches, ethernet edge routers and WAN optimization increases the return on investment of our solution.

Growth Strategies

Our goal is to empower organizations worldwide to realize the full potential of cloud and mobility. Key elements of our strategy include:

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Continue to win new customers. We believe that we have a significant opportunity to expand our customer base, both in the United States and internationally. We have invested significantly in our sales and marketing organization to execute against this opportunity.

•

Expand in existing customers. We plan to leverage a land-and-expand approach with our existing customers to sell subscriptions to additional users, additional suites that contain more functionality and a la carte services.

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Leverage channel partners to participate in cloud transformation initiatives. We have invested in establishing long-standing relationships with global telecommunications service providers and are expanding our network of global system integrators and regional telecommunications service providers.

•

Expansion and innovation of services. We continue to invest in research and development to add new and differentiated solutions to our existing product portfolio and improve the overall reliability, availability and scalability of our cloud security platform.

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Expansion into additional market segments. We are targeting the expansion of our immediate addressable market, emphasizing U.S. federal government agencies in the near- to medium-term as well as additional international markets such as Japan and the Asia Pacific region.

•

Extend our platform to third-party developers. We intend to open our cloud security platform to third-party developers and vendors to offer new functionality and solutions that may target specific use cases, verticals and niche requirements.

Risks Associated with Our Business and Investments in Our Common Stock

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to, the following:

•	We have a history of losses and may not be able to achieve or sustain profitability in the future.

•	If organizations do not adopt our cloud platform, our ability to grow our business and operating results may be adversely affected.

•	If we are unable to attract new customers, our future results of operations could be harmed.

•	If our customers do not renew their subscriptions for our services and add additional users and services to their subscriptions, our future results of operations could be harmed.

•	We face intense and increasing competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

•	Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

•	If the delivery of our services to our customers is interrupted or delayed for any reason, our business could suffer.

•

The actual or perceived failure of our cloud platform to block malware or prevent a security breach could harm our reputation and adversely impact our business, financial condition and results of operations.

•	Our business and growth depend in part on the success of our relationships with our channel partners.

•

Claims by others that we infringe their proprietary technology or other rights, such as the lawsuits filed by Symantec Corporation, or other lawsuits asserted against us, could result in significant costs and substantially harm our business, financial condition, results of operations and prospects.

•

The concentration of our stock ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Corporate Information

We were incorporated in Delaware in September 2007 as SafeChannel, Inc., and in August 2008 we changed our name to Zscaler, Inc. Our principal executive offices are located at 110 Rose Orchard Way, San Jose, California 95134, and our telephone number is (408) 533-0288. Our website address is www.zscaler.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

The Zscaler design logo, “Zscaler” and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Zscaler, Inc. Other trademarks and trade names referred to in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	reduced disclosure about our executive compensation arrangements; and

•	an exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

See the section titled “Risk Factors—Risks Related to the Offering and Ownership of Our Common Stock—We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors for certain risks related to our status as an emerging growth company.”

The Offering

Common stock offered by us	shares

Underwriters’ over-allotment option	shares

Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds

We estimate that the net proceeds from the sale of shares of our common stock in this offering will be approximately $         million (or approximately $         million if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, research and development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. In addition, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, products or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. See the section titled “Use of Proceeds” for additional information.

Concentration of ownership

Upon the completion of this offering, our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately         % of our common stock outstanding after this offering (or         % if the underwriters exercise their over-allotment option in full), with Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, and affiliates of Mr. Chaudhry beneficially owning approximately         % (or        % if the underwriters exercise their over-allotment option in full) of our common stock.

Proposed Nasdaq trading symbol	“ZS”

Certain entities associated with Charles Giancarlo, Lane Bess, Scott Darling and Karen Blasing, each a member of our board of directors, have indicated an interest in purchasing up to an aggregate of approximately $5.0 million of shares of our common stock in this offering (or an aggregate of                  shares based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriters will receive the same discount from any shares sold to these existing stockholders as they will from any other shares sold to the public in this offering. Any shares purchased by such stockholders will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale.”

The number of shares of our common stock that will be outstanding after this offering is based on 157,998,166 shares of our common stock (including shares of our convertible preferred stock on an as-converted basis) outstanding as of January 31, 2018, and excludes:

•

22,424,824 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock under our equity incentive plans that were outstanding as of January 31, 2018, with a weighted-average exercise price of $3.37 per share;

•	No shares of our common stock issuable upon the exercise of options to purchase shares of our common stock under our equity incentive plans that were granted after January 31, 2018; and

•

            shares of common stock reserved for future issuance under our Fiscal Year 2018 Equity Incentive Plan, or our 2018 Plan, and              shares of common stock reserved for future issuance under our Fiscal Year 2018 Employee Stock Purchase Plan, or our ESPP.

Our 2018 Plan and our ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2018 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2007 Stock Plan, or the 2007 Plan, that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•

the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

•

the automatic conversion of all outstanding shares of our convertible preferred stock as of January 31, 2018 into an aggregate of 108,751,142 shares of our common stock, which will occur immediately prior to the completion of this offering, without giving effect to an anti-dilution adjustment relating to our Series D redeemable convertible preferred stock described in the section titled “Description of Capital Stock—Preferred Stock,” assuming an initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus;

•	no exercise of outstanding options subsequent to January 31, 2018;

•	no exercise by the underwriters of their over-allotment option; and

•	a -for- reverse split of our common stock to be effected prior to the completion of this offering.

Summary Consolidated Financial and Other Data

The following table summarizes our consolidated financial and other data. The summary consolidated statements of operations data presented below for fiscal 2015, 2016 and 2017 (except for the pro forma share and pro forma net loss per share information) is derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data presented below for the six months ended January 31, 2017 and 2018 and the consolidated balance sheet data as of January 31, 2018 are derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of January 31, 2018 and the results of operations and cash flows for the six months ended January 31, 2017 and 2018. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the six months ended January 31, 2018 are not necessarily indicative of the results that may be expected for the full fiscal year ending July 31, 2018 or any other period.

You should read this data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$53,707	$80,325	$125,717	$56,209	$84,837
Cost of revenue(1)	14,431	20,127	27,472	12,441	16,950

Gross profit	39,276	60,198	98,245	43,768	67,887

Operating expenses:
Sales and marketing(1)	32,191	56,702	79,236	34,912	54,038
Research and development(1)	15,034	20,940	33,561	17,174	17,992
General and administrative(1)	4,469	9,399	20,521	6,140	13,533

Total operating expenses	51,694	87,041	133,318	58,226	85,563

Loss from operations	(12,418)	(26,843)	(35,073)	(14,458)	(17,676)
Other income (expense), net	(181)	(127)	490	196	409

Loss before income taxes	(12,599)	(26,970)	(34,583)	(14,262)	(17,267)
Provision for income taxes	233	468	877	367	646

Net loss	$(12,832)	$(27,438)	$(35,460)	$(14,629)	$(17,913)

Accretion of Series C and D redeemable convertible preferred stock	(147)	(8,648)	(9,570)	(4,733)	(5,109)

Net loss attributable to common stockholders	$(12,979)	$(36,086)	$(45,030)	$(19,362)	$(23,022)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.37)	$(0.91)	$(1.03)	$(0.45)	$(0.49)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	35,279	39,772	43,832	42,800	46,687

Pro forma net loss per share, basic and diluted(2)			$(0.23)		$(0.12)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(2)			152,583		155,438

(1)	Includes stock-based compensation expense as follows:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Cost of revenue	$116	$189	$348	$139	$235
Sales and marketing	611	1,574	2,794	1,236	1,770
Research and development	648	1,025	5,574	4,925	892
General and administrative	186	829	1,203	450	900

Total stock-based compensation expense	$1,561	$3,617	$9,919	$6,750	$3,797

(2)

See Note 9 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, our basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	January 31, 2018
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$71,569	$71,569
Working capital(4)	$1,758	$1,758
Total assets	$188,172	$188,172
Deferred revenue, current and noncurrent	$119,257	$119,257
Redeemable convertible preferred stock	$206,086	$—
Accumulated deficit	$(180,367)	$(180,367)
Total stockholders’ (deficit) equity	$(167,058)	$39,028

(1)

The pro forma column reflects the automatic conversion of all outstanding shares of our convertible preferred stock into 108,751,142 shares of common stock immediately prior to the completion of this offering.

(2)

The pro forma as adjusted column further reflects the receipt of $        million in net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, working capital, total assets and total stockholders’ (deficit) equity by approximately $        million, assuming the initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures and Key Business Metrics

Refer to the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for additional information and a reconciliation of our non-GAAP financial measures to the most directly comparable financial measures stated in accordance with U.S. GAAP.

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Gross profit	$39,276	$60,198	$98,245	$43,768	$67,887
Non-GAAP gross profit	$39,392	$60,387	$98,593	$43,907	$68,122
Gross margin	73%	75%	78%	78%	80%
Non-GAAP gross margin	73%	75%	78%	78%	80%
Loss from operations	$(12,418)	$(26,843)	$(35,073)	$(14,458)	$(17,676)
Non-GAAP loss from operations	$(10,857)	$(23,226)	$(19,327)	$(7,188)	$(10,103)
Operating margin	(23% )	(33% )	(28% )	(26% )	(21% )
Non-GAAP operating margin	(20% )	(29% )	(15% )	(13% )	(12% )
Net cash used in operating activities	$(3,279)	$(11,916)	$(6,019)	$(2,554)	$(5,468)
Net cash used in investing activities	$(595)	$(6,647)	$(8,342)	$(4,413)	$(7,995)
Net cash provided by (used in) financing activities	$85,615	$27,563	$9,497	$1,381	$(2,946)
Free cash flow	$(9,984)	$(18,163)	$(14,193)	$(6,967)	$(13,463)
Net cash used in operating activities as a percentage of revenue	(6% )	(15% )	(5% )	(5% )	(6% )
Free cash flow margin	(19% )	(23% )	(11% )	(12% )	(16% )

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided in “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense.

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense and certain litigation-related expenses. These excluded litigation-related expenses are professional fees and related costs incurred by us in defending against significant claims that we deem not to be in the ordinary course of our business and, if applicable, accruals related to estimated losses in connection with these claims. There are many uncertainties and potential outcomes associated with any litigation, including the expense of litigation, timing of such expenses, court rulings, unforeseen developments, complications and delays, each of which may affect our results of operations from period to period, as well as the unknown magnitude of the potential loss relating to any lawsuit, all of which are inherently subject to change, difficult to estimate and could adversely affect our results of operations.

Free Cash Flow and Free Cash Flow Margin

Free cash flow is a non-GAAP financial measure that we calculate as net cash used in operating activities less purchases of property and equipment and capitalized internal-use software. Free cash flow margin is calculated as free cash flow divided by revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and internal-use software, can be used for strategic initiatives, including investing in our business and strengthening our financial position.

Dollar-Based Net Retention Rate

We believe that dollar-based net retention rate is a key metric to measure the long-term value of our customer relationships because it is driven by our ability to retain and expand the recurring revenue generated from our existing customers. Our dollar-based net retention rate compares the recurring revenue from a set of customers against the same metric for the prior 12-month period on a trailing basis. Given the repeat buying pattern of our customers and that the average term of our contracts is more than 12 months, we measure this metric over a set of customers who were with us as of the last day of the same reporting period in the prior fiscal year. Our dollar-based net retention rate includes customer attrition. We have not experienced a material increase in customer attrition rates in recent periods. For the denominator, to calculate our dollar-based net retention rate for a particular trailing 12-month period, we first establish the annual recurring revenue, or ARR, from all active subscriptions as of the last day of the same reporting period in the prior fiscal year. This effectively represents recurring dollars that we expect in the next 12-month period from the cohort of customers that existed on the last day of the same reporting period in the prior fiscal year. For the numerator, we measure the ARR for that same cohort of customers representing all subscriptions based on confirmed customer orders booked by us as of the end of the reporting period. Dollar-based net retention rate is obtained by dividing the ARR in the current trailing 12-month period by the previous trailing 12-month period. Refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Our Performance—Follow-On Sales” for additional information on how we establish ARR.

	Trailing 12 Months Ended July 31,			Trailing 12 Months Ended January 31, 2018
	2015	2016	2017
Dollar-based net retention rate	116%	115%	115%	122%

Calculated Billings

We believe that calculated billings is a key metric to measure our periodic performance. Calculated billings represents our revenue plus the change in deferred revenue in a period. Calculated billings in any particular period aims to reflect amounts invoiced for subscriptions to access our cloud platform, together with related support services related to our new and existing customers. We typically invoice our customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance.

Calculated billings increased 62% for fiscal 2017 over fiscal 2016, 44% for fiscal 2016 over fiscal 2015 and 55% for the six months ended January 31, 2018 over the six months ended January 31, 2017. As calculated billings continues to grow in absolute terms, we expect our calculated billings growth rate to trend down over time. We also expect that calculated billings will be affected by seasonality in terms of when we enter into agreements with customers; and the mix of billings in each reporting period as we typically invoice customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance. Refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Our Performance.”

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Calculated billings	$66,971	$96,458	$156,423	$69,387	$107,475

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospects could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to the Business

We have a history of losses and may not be able to achieve or sustain profitability in the future.

We have incurred net losses in all periods since our inception, and we expect we will continue to incur net losses for the foreseeable future. We experienced net losses of $12.8 million, $27.4 million and $35.5 million for fiscal 2015, 2016 and 2017, respectively, and $14.6 million and $17.9 million for the six months ended January 31, 2017 and 2018, respectively. As of July 31, 2017 and January 31, 2018, we had an accumulated deficit of $162.0 million and $180.4 million, respectively. Because the market for our cloud platform is rapidly evolving and cloud security solutions have not yet reached widespread adoption, it is difficult for us to predict our future results of operations. We expect our operating expenses to increase significantly over the next several years, particularly in fiscal 2018, as we continue to hire additional personnel, particularly in sales and marketing, expand our operations and infrastructure, both domestically and internationally, and continue to develop our platform. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting and other expenses as a newly public company. If we fail to increase our revenue to offset the increases in our operating expenses, we may not achieve or sustain profitability in the future.

If organizations do not adopt our cloud platform, our ability to grow our business and operating results may be adversely affected.

Cloud technologies are still evolving, and it is difficult to predict customer demand and adoption rates for our solutions or cloud-based offerings generally. We believe that our cloud platform offers superior protection to our customers, who are becoming increasingly dependent on the internet as they move their applications and data to the cloud. We also believe that our cloud platform represents a major shift from on-premises appliance-based security solutions. However, traditional on-premises security appliances are entrenched in the infrastructure of many of our potential customers, particularly large enterprises, because of their prior investment in and the familiarity of their IT personnel with on-premises appliance-based solutions. As a result, our sales process often involves extensive efforts to educate our customers on the benefits and capabilities of our cloud platform, particularly as we continue to pursue customer relationships with large organizations. Even with these efforts, we cannot predict market acceptance of our cloud platform, or the development of competing products or services based on other technologies. If we fail to achieve market acceptance of our cloud platform or are unable to keep pace with industry changes, our ability to grow our business and our operating results will be materially and adversely affected.

If we are unable to attract new customers, our future results of operations could be harmed.

To increase our revenue and achieve and maintain profitability, we must add new customers. To do so, we must successfully convince IT decision makers that, as they adopt SaaS applications and the public cloud, security delivered through the cloud provides significant advantages over legacy on-premises appliance-based security products. Additionally, many of our customers broadly deploy our product, which requires a significant commitment of resources. These factors significantly impact our ability to add new customers and increase the time, resources and sophistication required to do so. In addition, numerous other factors, many of which are out of our control, may now or in the future impact our ability to add new customers, including potential customers’ commitments to legacy IT security vendors and products, real or perceived switching costs, our failure to expand, retain and motivate our sales and marketing personnel, our failure to develop or expand relationships with our channel partners or to attract new channel partners, failure by us to help our customers to successfully deploy our cloud platform, negative media or industry or financial analyst commentary regarding us or our solutions, litigation and deteriorating general economic conditions. If our efforts to attract new customers are not successful, our revenue and rate of revenue growth may decline, we may not achieve profitability and our future results of operations could be materially harmed.

If our customers do not renew their subscriptions for our services and add additional users and services to their subscriptions, our future results of operations could be harmed.

In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions for our services when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions for our services after the expiration of their contractual subscription period, which is typically one to three years, and in the normal course of business, some customers have elected not to renew. In addition, in certain cases, customers may cancel their subscriptions without cause either at any time or upon advance written notice (typically ranging from 30 days to 60 days), typically subject to an early termination penalty for unused services. In addition, our customers may renew for fewer users, renew for shorter contract lengths or switch to a lower-cost suite. If our customers do not renew their subscription services, we could incur impairment losses related to our deferred contract acquisition costs. It is difficult to accurately predict long-term customer retention because of our varied customer base and given the length of our subscription contracts. Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our services, our prices and pricing plans, our customers’ spending levels, decreases in the number of users to which our customers deploy our solutions, mergers and acquisitions involving our customers, competition and deteriorating general economic conditions.

Our future success also depends in part on the rate at which our current customers add additional users or services to their subscriptions, which is driven by a number of factors, including customer satisfaction with our services, customer security and networking issues and requirements, general economic conditions and customer reaction to the price per additional user or of additional services. If our efforts to expand our relationship with our existing customers are not successful, our business may materially suffer.

We face intense and increasing competition and could lose market share to our competitors, which could adversely affect our business, financial condition and results of operations.

The market for network security solutions is intensely competitive and characterized by rapid changes in technology, customer requirements, industry standards and frequent introductions of new and improvements of existing products and services. Our business model of delivering security through the cloud rather than legacy on-premises appliances is still relatively new and has not yet gained widespread market traction. Moreover, we compete with many established network and security vendors who are aggressively competing against us with their legacy appliance-based solutions and are also seeking to introduce cloud-based services that have functionality similar to our cloud platform. We expect competition to increase as other established and emerging companies enter the security solutions market, in particular with respect to cloud-based security solutions, as customer requirements evolve and as new products, services and technologies are introduced. If we are unable to anticipate or effectively react to these competitive challenges, our competitive position could weaken, and we could experience a decline in revenue or our growth rate that could materially and adversely affect our business and results of operations.

Our competitors and potential competitors include:

•

independent IT security vendors, such as Check Point Software Technologies Ltd., Fortinet, Inc., Palo Alto Networks, Inc. and Symantec Corporation, which offer a broad mix of network and endpoint security products;

•	large networking vendors, such as Cisco Systems, Inc. and Juniper Networks, Inc., which offer security appliances and incorporate security capabilities in their networking products;

•

companies such as FireEye, Inc., Forcepoint Inc. (previously, Websense, Inc.), F5 Networks, Inc. and Pulse Secure, LLC with point solutions that compete with some of the features of our cloud platform, such as proxy, firewall, sandboxing and advanced threat protection, data loss prevention, encryption, load balancing and virtual private network vendors; and

•	other providers of IT security services that offer, or may leverage related technologies to introduce, products that compete with or are alternatives to our cloud platform.

Many of our existing competitors have, and some of our potential competitors could have, substantial competitive advantages such as:

•	greater name recognition, longer operating histories and larger customer bases;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel partners and customers;

•	greater customer support resources;

•	greater resources to make acquisitions and enter into strategic partnerships;

•	lower labor and research and development costs;

•	larger and more mature intellectual property rights portfolios; and

•	substantially greater financial, technical and other resources.

Our competitors may be successful in convincing IT decision makers that legacy appliance-based security products are sufficient to meet their security needs and provide security performance that competes with our cloud platform. Accordingly, these IT decision makers may continue allocating their information technology budgets to legacy appliance-based products and may not adopt our cloud platform. Further, many organizations have invested substantial personnel and financial resources to design and operate their appliance-based networks and have established deep relationships with appliance vendors. As a result, these organizations may prefer to purchase from their existing suppliers rather than add or switch to a new supplier.

Our larger competitors have substantially broader and more diverse product and services offerings, which may allow them to leverage their relationships based on other products or incorporate functionality into existing products to gain business in a manner that discourages users from purchasing our services, including through selling at zero or negative margins, offering concessions, bundling products or maintaining closed technology platforms. Many competitors that specialize in providing protection from a single type of security threat may be able to deliver these targeted security products to the market more quickly than we can or to convince organizations that these limited products meet their needs.

Conditions in our market could change rapidly and significantly as a result of technological advancements, partnering or acquisitions by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in research and development may invent similar or superior products, services and technologies that compete with our cloud platform. In addition, large companies with substantial communications infrastructure, such as global telecommunications services provider partners or public cloud providers, could choose to enter the security solutions market. Some of our current or potential competitors have made or could make acquisitions of businesses or establish cooperative relationships that may allow them to offer more directly competitive and comprehensive solutions than were previously offered and adapt more quickly to new technologies and customer needs. These competitive pressures in our market or our failure to compete effectively may result in price reductions, fewer orders, reduced revenue and gross margins, increased net losses and loss of market share. Any failure to meet and address these factors could materially harm our business and operating results.

We have experienced rapid revenue and other growth in recent periods, which may not be indicative of our future performance.

We have experienced rapid revenue growth in recent periods, with revenue of $53.7 million, $80.3 million and $125.7 million for fiscal 2015, 2016 and 2017, respectively. Similarly, we have recently experienced a period of rapid growth in our operations and employee headcount. In particular, our headcount grew from approximately 450 employees as of July 31, 2015, to approximately 600 employees as of July 31, 2016, to approximately 850 employees as of July 31, 2017, to approximately 950 employees as of January 31, 2018. In addition, the number of customers, users and internet traffic on our cloud platform has increased rapidly in recent years.

You should not consider our recent growth in revenue, operations or employee headcount as indicative of our future performance. While we expect to continue to expand our operations and to increase our headcount significantly in the future, both domestically and internationally, our growth may not be sustainable. In particular, our recent revenue growth rates may decline in the future and may not be sufficient to achieve and sustain profitability, as we also expect our costs to increase in future periods. We believe that historical comparisons of our revenue may not be meaningful and should not be relied upon as an indication of future performance. Accordingly, you should not rely on our revenue and other growth for any prior quarter or fiscal year as an indication of our future revenue or revenue growth.

If we fail to effectively manage our growth, we may be unable to execute our business plan, maintain high levels of service, adequately address competitive challenges or maintain our corporate culture, and our business, financial condition and results of operations would be harmed.

Our growth has placed, and future growth will continue to place, a significant strain on our management and our administrative, operational and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively, which will require that we continue to improve our administrative, operational, financial and management systems and controls by, among other things:

•	effectively attracting, training and integrating a large number of new employees, particularly members of our sales and management teams;

•	further improving our key business applications, processes and IT infrastructure, including our data centers, to support our business needs;

•

enhancing our information and communication systems to ensure that our employees and offices around the world are well coordinated and can effectively communicate with each other and our growing base of channel partners, customers and users; and

•	appropriately documenting and testing our IT systems and business processes.

These and other improvements in our systems and controls will require significant capital expenditures and the allocation of valuable management and employee resources. If we fail to implement these improvements effectively, our ability to manage our expected growth, ensure uninterrupted operation of our cloud platform and key business systems and comply with the rules and regulations applicable to public companies could be impaired, the quality of our platform and services could suffer and we may not be able to adequately address competitive challenges.

In addition, we believe that our corporate culture has been a contributor to our success, which we believe fosters innovation, teamwork and an emphasis on customer-focused results. We also believe that our culture creates an environment that drives and perpetuates our strategy and cost-effective distribution approach. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. If we experience any of these effects in connection with future growth, it could materially impair our ability to attract new customers, retain existing customers and expand their use of our platform, all of which would materially and adversely affect our business, financial condition and results of operations.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and may increase the risk that we will not be successful.

Our relatively limited operating history makes it difficult to evaluate our current business and prospects and plan for our future growth. We were incorporated in 2007, with much of our growth occurring in recent years. As a result, our business model has not been fully proven, which subjects us to a number of uncertainties, including our ability to plan for and model future growth. While we have continued to develop our solutions to incorporate multiple security and compliance applications into a single purpose-built, multi-tenant, distributed cloud security platform, we have encountered and will continue to encounter risks and uncertainties frequently experienced by rapidly growing companies in developing markets, including our ability to achieve broad market acceptance of our cloud platform, attract additional customers, grow partnerships, withstand increasing competition and manage increasing expenses as we continue to grow our business. If our assumptions regarding these risks and uncertainties are incorrect or change in response to changes in the market for network security solutions, our operating and financial results could differ materially from our expectations and our business could suffer.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate from quarter to quarter as a result of a number of factors, many of which are outside of our control and may be difficult to predict. Some of the factors that may cause our results of operations to fluctuate from quarter to quarter include:

•	broad market acceptance and the level of demand for our cloud platform;

•	our ability to attract new customers, particularly large enterprises;

•	our ability to retain customers and expand their usage of our platform, particularly our largest customers;

•	our ability to successfully expand internationally and penetrate key markets;

•	the effectiveness of our sales and marketing programs;

•	the length of our sales cycle, including the timing of renewals;

•	technological changes and the timing and success of new service introductions by us or our competitors or any other change in the competitive landscape of our market;

•	increases in and timing of operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	pricing pressure as a result of competition or otherwise;

•	seasonal buying patterns for IT spending;

•	the quality and level of our execution of our business strategy and operating plan;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	changes in the legislative or regulatory environment;

•	the impact and costs related to the acquisition of businesses, talent, technologies or intellectual property rights; and

•	general economic conditions in either domestic or international markets, including geopolitical uncertainty and instability.

Any one or more of the factors above may result in significant fluctuations in our results of operations. We also intend to continue to invest significantly to grow our business in the near future rather than optimizing for profitability or cash flows. In addition, we generally experience seasonality in terms of when we enter into agreements with customers. We typically enter into a higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the second and fourth quarters of our fiscal year. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in revenue, due to the fact that we recognize subscription revenue ratably over the term of the subscription, which is generally one to three years. We expect that seasonality will continue to affect our operating results in the future and may reduce our ability to predict cash flow and optimize the timing of our operating expenses.

The variability and unpredictability of our quarterly results of operations or other operating metrics could result in our failure to meet our expectations or those of industry or financial analysts. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.

If the delivery of our services to our customers is interrupted or delayed for any reason, our business could suffer.

Any interruption or delay in the delivery of our services will negatively impact our customers. Our solutions are deployed via the internet, and our customers’ internet traffic is routed through our cloud platform. Our customers depend on the continuous availability of our cloud platform to access the internet, and our services are designed to operate without interruption in accordance with our service level commitments. If our entire platform were to fail, customers and users could lose access to the internet until such disruption is resolved or customers deploy disaster recovery options that allow them to bypass our cloud platform to access the internet. The adverse effects of any service interruptions on our reputation and financial condition may be disproportionately heightened due to the nature of our business and the fact that our customers expect continuous and uninterrupted internet access and have a low tolerance for interruptions of any duration. While we do not consider them to have been material, we have experienced, and may in the future experience, service disruptions and other performance problems due to a variety of factors.

The following factors, many of which are beyond our control, can affect the delivery and availability of our services and the performance of our cloud:

•	the development and maintenance of the infrastructure of the internet;

•	the performance and availability of third-party telecommunications services with the necessary speed, data capacity and security for providing reliable internet access and services;

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decisions by the owners and operators of the data centers where our cloud infrastructure is deployed or by global telecommunications service provider partners who provide us with network bandwidth to terminate our contracts, discontinue services to us, shut down operations or facilities, increase prices, change service levels, limit bandwidth, declare bankruptcy or prioritize the traffic of other parties;

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the occurrence of earthquakes, floods, fires, power loss, system failures, physical or electronic break-ins, acts of war or terrorism, human error or interference (including by disgruntled employees, former employees or contractors) and other catastrophic events;

•	cyberattacks, including denial of service attacks, targeted at us, our data centers, our global telecommunications service provider partners or the infrastructure of the internet;

•	failure by us to maintain and update our cloud infrastructure to meet our traffic capacity requirements;

•	errors, defects or performance problems in our software, including third-party software incorporated in our software, which we use to operate our cloud platform;

•	improper classification of websites by our vendors who provide us with lists of malicious websites;

•	improper deployment or configuration of our services;

•	the failure of our redundancy systems, in the event of a service disruption at one of our data centers, to provide failover to other data centers in our data center network; and

•	the failure of our disaster recovery and business continuity arrangements.

The occurrence of any of these factors, or if we are unable to efficiently and cost-effectively fix such errors or other problems that may be identified, could damage our reputation, negatively impact our relationship with our customers or otherwise materially harm our business, results of operations and financial condition.

In addition, we provide our services through a cloud-based inline proxy, and some governments, third-party products, websites or services may block proxy-based traffic under certain circumstances. For example, vendors may attempt to block traffic from our cloud platform or blacklist our IP addresses because they cannot identify the source of the proxy-based traffic. Our competitors may use this as an excuse to block traffic from their solutions or blacklist our IP addresses, which may result in our customers’ traffic being blocked from our platform. If our customers experience significant instances of traffic blockages, they will experience reduced functionality or other inefficiencies, which would reduce customer satisfaction with our services and likelihood of renewal.

The actual or perceived failure of our cloud platform to block malware or prevent a security breach could harm our reputation and adversely impact our business, financial condition and results of operations.

Our cloud platform may fail to detect or prevent security breaches for any number of reasons. Our cloud platform is complex and may contain performance issues that are not detected until after its deployment. We also provide frequent solution updates and fundamental enhancements, which increase the possibility of errors, and our reporting, tracking, monitoring and quality assurance procedures may not be sufficient to ensure we detect any such defects in a timely manner. The performance of our cloud platform can be negatively impacted by our failure to enhance, expand or update our cloud platform, errors or defects in our software, improper classification of websites by our vendors who provide us with lists of malicious websites, improper deployment or configuration of our services and many other factors.

In addition, because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, there is a risk that a cyber threat could emerge that our services are unable to detect or prevent until after some of our customers are impacted. Moreover, as our services are adopted by an increasing number of enterprises, it is possible that the individuals and organizations behind cyber threats will focus on finding ways to defeat our services. If this happens, our cloud platform could be targeted by attacks specifically designed to disrupt our business and create the perception that our cloud platform is not capable of providing superior security, which, in turn, could have a serious impact on our reputation as a provider of security solutions. Further, if a high profile security breach occurs with respect to another cloud services provider, our customers and potential customers may lose trust in cloud solutions generally, and with respect to security in particular, which could materially and adversely impact our ability to retain existing customers or attract new customers.

Increasingly, companies are subject to a wide variety of attacks on their networks and systems, including traditional computer hackers, malicious code (such as viruses and worms), distributed denial-of-service attacks, sophisticated attacks conducted or sponsored by nation-states, advanced persistent threat intrusions, ransomware, and theft or misuse of intellectual property or business or personal data, including by disgruntled employees, former employees or contractors. No security solution, including our cloud platform, can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident. Our customers must rely on complex network and security infrastructures, which include products and services from multiple vendors, to secure their networks. If any of our customers becomes infected with malware or experiences a security breach, they could be disappointed with our services, regardless of whether our services are intended to block the attack or would have blocked the attack if the customer had properly configured our cloud platform. Additionally, if any enterprises that are publicly known to use our services are the subject of a cyberattack that becomes publicized, our current or potential customers may look to our competitors for alternatives to our services.

From time to time, industry or financial analysts and research firms test our solutions against other security products. Our services may fail to detect or prevent threats in any particular test for a number of reasons, including misconfiguration. To the extent potential customers, industry or financial analysts or testing firms believe that the occurrence of a failure to detect or prevent any particular threat is a flaw or indicates that our services do not provide significant value, our reputation and business could be materially harmed.

Any real or perceived flaws in our cloud platform or any real or perceived security breaches of our customers could result in:

•	a loss of existing or potential customers or channel partners;

•	delayed or lost sales and harm to our financial condition and results of operations;

•	a delay in attaining, or the failure to attain, market acceptance;

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the expenditure of significant financial resources in efforts to analyze, correct, eliminate, remediate or work around errors or defects, to address and eliminate vulnerabilities and to address any applicable legal or contractual obligations relating to any actual or perceived security breach;

•	negative publicity and damage to our reputation and brand; and

•

legal claims and demands (including for stolen assets or information, repair of system damages, and compensation to customers and business partners), litigation, regulatory inquiries or investigations and other liability.

Any of the above results could materially and adversely affect our business, financial condition and results of operations.

If our global network of data centers which deliver our services was damaged or otherwise failed to meet the requirement of our business, our ability to provide services to our customers and maintain the performance of our cloud platform could be negatively impacted, which could cause our business to suffer.

We currently host our cloud platform and serve our customers from a global network of over 100 data centers. While we have electronic access to the components and infrastructure of our cloud platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. Our data centers are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, computer viruses, physical or electronic break-ins, human error or interference (including by disgruntled employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business. In addition, if we do not accurately plan for our infrastructure capacity requirements and we experience significant strains on our data center capacity, we may experience delays and additional expenses in arranging new data centers, and our customers could experience performance degradation or service outages that may subject us to financial liabilities, result in customer losses and materially harm our business.

Our business and growth depend in part on the success of our relationships with our channel partners.

We currently derive most of our revenue from sales through our channel partner network, and we expect for the foreseeable future most of our future revenue growth will also be driven through this network. Not only does our joint sales approach require additional investment to grow and train our sales force, but we believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential channel partners, including global systems integrators and regional telecommunications service providers that will in turn drive substantial revenue and provide additional value-added services to our customers. Our agreements with our channel partners are generally non-exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with our cloud platform. In general, our channel partners may also cease marketing or reselling our platform with limited or no notice and without penalty. If our channel partners do not effectively market and sell subscriptions to our cloud platform, choose to promote our competitors’ products or fail to meet the needs of our customers, our ability to grow our business and sell subscriptions to our cloud platform may be adversely affected. For example, sales through our top five channel partners and their affiliates, in aggregate, represented 40%, 46% and 47% of our revenue for fiscal 2015, 2016 and 2017, respectively, and 48% and 42% of our revenue for the six months ended January 31, 2017 and 2018, respectively. In addition, our channel partner structure could subject us to lawsuits or reputational harm if, for example, a channel partner misrepresents the functionality of our cloud platform to customers or violates applicable laws or our corporate policies. Our ability to achieve revenue growth in the future will depend in large part on our success in maintaining successful relationships with our channel partners, identifying additional channel partners and training our channel partners to independently sell and deploy our platform. If we are unable to maintain our relationships with our existing channel partners or develop successful relationships with new channel partners or if our channel partners fail to perform, our business, financial position and results of operations could be materially and adversely affected.

If we are not able to maintain and enhance our brand, our business and results of operations may be adversely affected.

We believe that maintaining and enhancing our reputation as a provider of high-quality security solutions is critical to our relationship with our existing customers and channel partners and our ability to attract new customers and channel partners. The successful promotion of our brand will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality features and solutions for our cloud platform and our ability to successfully differentiate our platform from competitive products and services. Our brand promotion activities may not be successful or yield increased revenue. In addition, independent industry or financial analysts often provide reviews of our platform, as well as products and services of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected. Additionally, the performance of our channel partners may affect our brand and reputation if customers do not have a positive experience with our channel partners’ services. The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, we expand into new markets and more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose customers or fail to attract potential customers, all of which would materially and adversely affect our business, results of operations and financial condition.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers, and our business will be adversely affected.

Although we have a channel sales model, our sales representatives typically engage in direct interaction with our prospective customers. Therefore, we continue to be substantially dependent on our sales force to obtain new customers. Increasing our customer base and achieving broader market acceptance of our cloud platform will depend, to a significant extent, on our ability to expand and further invest in our sales and marketing operations and activities. There is significant competition for sales personnel with the advanced sales skills and technical knowledge we need. We believe that selling a cloud-based security solution requires particularly talented sales personnel with the ability to communicate the transformative potential of our cloud platform. Our ability to achieve significant growth in revenue in the future will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of these talented sales personnel in both the U.S. and international markets. In particular, in fiscal 2018, we expect to expand our sales and marketing organization significantly. New hires require significant training and may take significant time before they achieve full productivity. As a result, our new hires and planned hires may not become as productive as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future. As a result of our rapid growth, a large percentage of our sales and marketing team is new to our company and selling our solutions, and therefore this team may be less effective than our more seasoned employees. Furthermore, hiring sales personnel in new countries, or expanding our existing presence, requires upfront and ongoing expenditures that we may not recover if the sales personnel fail to achieve full productivity. We cannot predict whether, or to what extent, our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. If we are unable to hire and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new customers or increasing sales to our existing customer base, our business and future growth prospects will be materially and adversely affected.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

The timing of our sales and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for our cloud platform, particularly with respect to large organizations. Our sales efforts typically involve educating our prospective customers about the uses, benefits and the value proposition of our cloud platform. Customers often view the subscription to our cloud platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test and qualify our platform prior to entering into or expanding a relationship with us. Large enterprises and government entities in particular often undertake a significant evaluation process that further lengthens the sales cycle.

Our sales force develops relationships directly with our customers, and together with our channel account teams, works with our channel partners on account penetration, account coordination, sales and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Platform purchases are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. As a result, it is difficult to predict whether and when a sale will be completed and when revenue from a sale will be recognized.

Sales to larger customers involve risks that may not be present, or that are present to a lesser extent, with sales to smaller customers, which can act as a disincentive to our sales team to pursue these larger customers. These risks include:

•	competition from companies that traditionally target larger enterprises and that may have pre-existing relationships or purchase commitments from such customers;

•	increased purchasing power and leverage held by larger customers in negotiating contractual arrangements with us;

•	more stringent requirements in our support obligations; and

•	longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer that elects not to purchase our solutions.

The failure of our efforts to secure sales after investing resources in a lengthy sales process could materially and adversely affect our business and operating results.

If we fail to develop or introduce new enhancements to our cloud platform on a timely basis, our ability to attract and retain customers, remain competitive and grow our business could be impaired.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new products and services, evolving industry standards and changing regulations, as well as changing customer needs, requirements and preferences. Our ability to attract new customers and increase revenue from existing customers will depend in significant part on our ability to anticipate and respond effectively to these changes on a timely basis and continue to introduce enhancements to our cloud platform. The success of our cloud platform depends on our continued investment in our research and development organization to increase the reliability, availability and scalability of our existing solutions. The success of any enhancement depends on several factors, including the timely completion and market acceptance of the enhancement. Any new service that we develop might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If new technologies emerge that deliver competitive products and services at lower prices, more efficiently, more conveniently or more securely, these technologies could adversely impact our ability to compete effectively. Any delay or failure in the introduction of enhancements could materially harm our business, results of operations and financial condition.

Because we recognize revenue from subscriptions for our services over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize revenue from customers ratably over the terms of their subscription, which are typically one to three years. As a result, a substantial portion of the revenue we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods. Consequently, any increase or decline in new sales or renewals in any one period may not be immediately reflected in our revenue for that period. Any such change, however, may affect our revenue in future periods. Additionally, subscriptions that are invoiced annually in advance or multi-year in advance contribute significantly to our short-term and long-term deferred revenue in comparison to our invoices issued quarterly and monthly in advance, which will also affect our financial position in any given period. Accordingly, the effect of downturns or upturns in new sales and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales or renewals. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

If our cloud platform or internal networks, systems or data are or are perceived to have been breached, our solution may be perceived as insecure, our reputation may be damaged and our financial results may be negatively impacted.

It is virtually impossible for us to entirely mitigate the risk of breaches of our cloud platform or other security incidents affecting our internal systems, networks or data. In addition, the functionality of our platform may be disrupted by third parties, including disgruntled employees, former employees or contractors. The security measures we use internally and have integrated into our cloud platform, which are designed to detect unauthorized activity and prevent or minimize security breaches, may not function as expected or may not be sufficient to protect against certain attacks. Companies are subject to a wide variety of attacks on their networks and systems, and techniques used to sabotage or to obtain unauthorized access to networks in which data is stored or through which data is transmitted change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or implement adequate measures to prevent an electronic intrusion into our customers through our cloud platform or to prevent breaches and other security incidents affecting our cloud platform, internal networks, systems or data. Actual or perceived security breaches of our cloud platform could result in actual or perceived breaches of our customers’ networks and systems, which, in turn, could lead to litigation, governmental audits and investigations and significant legal fees, and could damage our relationships with our existing customers and have a negative impact on our ability to attract and retain new customers.

Our internal systems are exposed to the same cybersecurity risks and consequences of a breach as our customers and other enterprises. However, since our business is focused on providing reliable security services to our customers, we believe that an actual or perceived breach of, or security incident affecting, our internal networks, systems or data, could be especially detrimental to our reputation, customer confidence in our solution and our business.

If our cloud platform does not interoperate with our customers’ network and security infrastructure or with third-party products, websites or services, our cloud platform may become less competitive and our results of operations may be harmed.

Our cloud platform must interoperate with our customers’ existing network and security infrastructure. These complex systems are developed, delivered and maintained by the customer and a myriad of vendors and service providers. As a result, the components of our customers’ infrastructure have different specifications, rapidly evolve, utilize multiple protocol standards, include multiple versions and generations of products and may be highly customized. We must be able to interoperate and provide our security services to customers with highly complex and customized networks, which requires careful planning and execution between our customers, our customer support teams and our channel partners. Further, when new or updated elements of our customers’ infrastructure or new industry standards or protocols, such as HTTP/2, are introduced, we may have to update or enhance our cloud platform to allow us to continue to provide service to customers. Our competitors or other vendors may refuse to work with us to allow their products to interoperate with our solutions, which could make it difficult for our cloud platform to function properly in customer networks that include these third-party products.

We may not deliver or maintain interoperability quickly or cost-effectively, or at all. These efforts require capital investment and engineering resources. If we fail to maintain compatibility of our cloud platform with our customers’ network and security infrastructures, our customers may not be able to fully utilize our solutions, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our services, which would materially harm our business, operating results and financial condition.

We provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service and our business could suffer.

Our customer agreements contain service level commitments, which contain specifications regarding the availability and performance of our cloud platform. Any failure of or disruption to our infrastructure could impact the performance of our platform and the availability of services to customers. If we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform, we may be contractually obligated to provide affected customers with service credits for future subscriptions, and, in certain cases, refunds. To date, there has not been a material failure to meet our service level commitments, and we do not currently have any material liabilities accrued on our balance sheet for such commitments. Our revenue, other results of operations and financial condition could be harmed if we suffer performance issues or downtime that exceeds the service level commitments under our agreements with our customers.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support, including the quality of the support provided on our behalf by certain channel partners. Failure to maintain high-quality customer support could have an adverse effect on our business, financial condition and results of operations.

If we do not provide superior support to our customers, our ability to renew subscriptions, increase the number of users and sell additional services to customers will be adversely affected. We believe that successfully delivering our cloud solution requires a particularly high level of customer support and engagement. We or our channel partners must successfully assist our customers in deploying our cloud platform, resolving performance issues, addressing interoperability challenges with a customer’s existing network and security infrastructure and responding to security threats and cyberattacks. Many enterprises, particularly large organizations, have very complex networks and require high levels of focused support, including premium support offerings, to fully realize the benefits of our cloud platform. Any failure by us to maintain the expected level of support could reduce customer satisfaction and hurt our customer retention, particularly with respect to our large enterprise customers. Additionally, if our channel partners do not provide support to the satisfaction of our customers, we may be required to provide this level of support to those customers, which would require us to hire additional personnel and to invest in additional resources. We may not be able to hire such resources fast enough to keep up with demand, particularly if the sales of our platform exceed our internal forecasts. To the extent that we or our channel partners are unsuccessful in hiring, training and retaining adequate support resources, our ability and the ability of our channel partners to provide adequate and timely support to our customers will be negatively impacted, and our customers’ satisfaction with our cloud platform could be adversely affected. We currently rely in part on contractors provided by third-party service providers internationally to provide support services to our customers, and we expect to expand our international customer service support team to other countries. Any failure to properly train or oversee such contractors could result in a poor customer experience and an adverse impact on our reputation and ability to renew subscriptions or engage new customers. Furthermore, as we sell our solutions internationally, our support organization faces additional challenges, including those associated with delivering support, training and documentation in languages other than English. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could materially harm our reputation, adversely affect our ability to sell our solutions to existing and prospective customers and could harm our business, financial condition and results of operations.

We rely on our key technical, sales and management personnel to grow our business, and the loss of one or more key employees or the inability to attract and retain qualified personnel could harm our business.

Our future success is substantially dependent on our ability to attract, retain and motivate the members of our management team and other key employees throughout our organization. In particular, we are highly dependent on the services of Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, who is critical to our future vision and strategic direction. We rely on our leadership team in the areas of operations, security, marketing, sales, support and general and administrative functions, and on individual contributors on our research and development team. Although we have entered into employment agreements with our key personnel, these agreements have no specific duration and constitute at-will employment. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our executive officers or key employees could seriously harm our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in the San Francisco Bay Area, where our headquarters are located, and in other locations where we maintain offices, is intense, especially for experienced sales professionals and for engineers experienced in designing and developing cloud applications and security software. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. For example, in recent years, recruiting, hiring and retaining employees with expertise in the cybersecurity industry has become increasingly difficult as the demand for cybersecurity professionals has increased as a result of the recent cybersecurity attacks on global corporations and governments. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Also, many of our employees have become, or will soon become, vested in a substantial amount of equity awards, which may give them a substantial amount of personal wealth. This may make it more difficult for us to retain and motivate these employees, and this wealth could affect their decision about whether or not they continue to work for us. Any failure to successfully attract, integrate or retain qualified personnel to fulfill our current or future needs could materially and adversely affect our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events, and to interruption by man-made problems such as power disruptions, computer viruses, data security breaches or terrorism.

Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster, such as an earthquake, fire or a flood, occurring at our headquarters, at one of our other facilities or where a key channel partner or data center is located could adversely affect our business, results of operations and financial condition. Further, if a natural disaster or man-made problem were to affect our component suppliers or other third-party providers, this could materially and adversely affect our ability to provide services in a timely or cost effective manner. In addition, natural disasters and acts of terrorism could cause disruptions in our or our customers’ businesses, national economies or the world economy as a whole. In addition, computer malware, viruses and computer hacking, fraudulent use attempts and phishing attacks have become more prevalent in our industry, and our internal systems may be victimized by such attacks. Although we maintain incident management and disaster response plans, in the event of a major disruption caused by a natural disaster or man-made problem, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our development activities, lengthy interruptions in service, breaches of data security and loss of critical data. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our platform to the satisfaction of our users may materially harm our reputation and our ability to retain existing customers and attract new customers.

We incorporate technology from third parties into our cloud platform, and our inability to obtain or maintain rights to the technology could harm our business.

We license software and other technology from third parties that we incorporate into or integrate with, our cloud platform. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our services. In addition, many licenses are non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Some of our agreements with our licensors may be terminated for convenience by them, or otherwise provide for a limited term. If we are unable to continue to license any of this technology for any reason, our ability to develop and sell our services containing such technology could be harmed. Similarly, if we are unable to license necessary technology from third parties now or in the future, we may be forced to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner or at all, and we may be required to use alternative technology of lower quality or performance standards. This could limit and delay our ability to offer new or competitive products and services and increase our costs of production. As a result, our business and results of operations could be significantly harmed. Additionally, as part of our longer-term strategy, we plan to open our cloud security platform to third-party developers and applications to further extend its functionality. We cannot be certain that such efforts to grow our business will be successful.

Some of our technology incorporates “open source” software, and we license some of our software through open source projects, which could negatively affect our ability to sell our platform and subject us to possible litigation.

Our solutions incorporate software licensed by third parties under open source licenses, including open source software included in software we receive from third-party commercial software vendors. Use of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide support, updates or warranties or other contractual protections regarding infringement claims or the quality of the code In addition, the wide availability of source code used in our solutions could expose us to security vulnerabilities. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or commercialize our solutions. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our results of operations and financial condition or require us to devote additional research and development resources to change our solutions. In addition, by the terms of some open source licenses, under certain conditions we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, including authorizing further modification and redistribution. In the event that portions of our proprietary software are determined to be subject to such requirements by an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or otherwise be limited in the licensing of our services, each of which provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our solutions and could reduce or eliminate the value of our services. Further, if we are held to have breached or otherwise failed to comply with the terms of an open source software license, we could be required to release certain of our proprietary source code under open source licenses, pay monetary damages, seek licenses from third parties to continue offering our services on terms that are not economically feasible or be subject to injunctions that could require us to discontinue the sale of our services if re-engineering could not be accomplished on a timely basis. Many of the risks associated with use of open source software cannot be eliminated and could negatively affect our business. Moreover, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective.

Responding to any infringement or noncompliance claim by an open source vendor, regardless of its validity, or discovering open source software code in our platform could harm our business, operating results and financial condition, by, among other things:

•	resulting in time-consuming and costly litigation;

•	diverting management’s time and attention from developing our business;

•	requiring us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;

•	causing delays in the deployment of our platform or service offerings to our customers;

•	requiring us to stop offering certain services on or features of our platform;

•	requiring us to redesign certain components of our platform using alternative non-infringing or non-open source technology, which could require significant effort and expense;

•	requiring us to disclose our software source code and the detailed program commands for our software; and

•	requiring us to satisfy indemnification obligations to our customers.

We rely on third parties for certain essential financial and operational services, and a failure or disruption in these services could materially and adversely affect our ability to manage our business effectively.

We rely on third parties to provide many essential financial and operational services to support our business. Many of these vendors are less established and have shorter operating histories than traditional software vendors. Moreover, these vendors provide their services to us via a cloud-based model instead of software that is installed on our premises. As a result, we depend upon these vendors to provide us with services that are always available and are free of errors or defects that could cause disruptions in our business processes. Any failure by these vendors to do so, or any disruption in our ability to access the internet, would materially and adversely affect our ability to manage our operations.

We rely on a limited number of suppliers for certain components of the equipment we use to operate our cloud platform, and any disruption in the availability of these components could delay our ability to expand or increase the capacity of our global data center network or replace defective equipment in our existing data centers.

We rely on a limited number of suppliers for several components of the equipment we use to operate our cloud platform and provide services to our customers. Our reliance on these suppliers exposes us to risks, including reduced control over production costs and constraints based on the then current availability, terms and pricing of these components. For example, we generally purchase these components on a purchase order basis, and do not have long-term contracts guaranteeing supply. In addition, the technology industry has experienced component shortages and delivery delays in the past, and we may experience shortages or delays, including as a result of natural disasters, increased demand in the industry or if our suppliers do not have sufficient rights to supply the components in all jurisdictions in which we may host our services. If our supply of certain components is disrupted or delayed, there can be no assurance that additional supplies or components can serve as adequate replacements for the existing components or that supplies will be available on terms that are favorable to us, if at all. Any disruption or delay in the supply of our components may delay opening new data centers, delay increasing capacity or replacing defective equipment at existing data centers or cause other constraints on our operations that could damage our channel partner or customer relationships.

Claims by others that we infringe their proprietary technology or other rights, such as the lawsuits filed by Symantec Corporation, or other lawsuits asserted against us, could result in significant costs and substantially harm our business, financial condition, results of operations and prospects.

A number of companies in our industry hold a large number of patents and also protect their copyright, trade secret and other intellectual property rights, and companies in the networking and security industry frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they previously developed, have purchased or otherwise obtained. Many companies, including our competitors, may now, and in the future, have significantly larger and more mature patent, copyright, trademark and trade secret portfolios than we have, which they may use to assert claims of infringement, misappropriation and other violations of intellectual property rights against us. In addition, future litigation may involve non-practicing entities or other patent owners who have no relevant product offerings or revenue and against whom our own patents may therefore provide little or no deterrence or protection. As we face increasing competition and gain an increasingly higher profile, including as a result of becoming a public company, the possibility of intellectual property rights claims against us grows. Third parties have asserted in the past and may in the future assert claims of infringement of intellectual property rights against us and these claims, even without merit, could harm our business, including by increasing our costs, reducing our revenue, creating customer concerns that result in delayed or reduced sales, distracting our management from the running of our business and requiring us to cease use of important intellectual property. In addition, because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our services. Moreover, in a patent infringement claim against us, we may assert, as a defense, that we do not infringe the relevant patent claims, that the patent is invalid or both. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. However, we could be unsuccessful in advancing non-infringement and/or invalidity arguments in our defense. In the United States, issued patents enjoy a presumption of validity, and the party challenging the validity of a patent claim must present clear and convincing evidence of invalidity, which is a high burden of proof. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower burden of proof. Furthermore, because of the substantial amount of discovery required in connection with patent and other intellectual property rights litigation, there is a risk that some of our confidential information could be compromised by the discovery process.

For example, we are currently involved in legal proceedings with Symantec Corporation, or Symantec, and Finjan, Inc., or Finjan. For additional details, see the section entitled “Business—Legal Proceedings.” We are vigorously defending ourselves against these claims; however, we cannot assure you that we will be successful in defending against these lawsuits or any future allegations of infringement. Given the early stage in these lawsuits, we are unable to predict the likelihood of success in defending against these infringement claims. If we are not successful, we could be required to pay substantial damages for past and future sales and/or licensing of our services, enjoined from making, using, selling or otherwise offering our services if a license or other right to continue selling our services is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms even if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, these lawsuits, and any other third-party infringement claims, could be costly and time-consuming, divert the attention of our management and key personnel from our business operations, deter channel partners from selling or licensing our services and dissuade potential customers from purchasing our services, which would also materially harm our business. In addition, any public announcements of the results of any proceedings in these or other third-party infringement claims could be negatively perceived by industry or financial analysts and investors and could cause our stock price to experience volatility or decline. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations.

As the number of products and competitors in our market increases and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Our insurance may not cover intellectual property rights infringement claims. Third parties have in the past and may in the future also assert infringement claims against our customers or channel partners, with whom our agreements may obligate us to indemnify against these claims. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that such employees have divulged proprietary or other confidential information to us.

In the event that we fail to successfully defend ourselves against an infringement claim, a successful claimant could secure a judgment or otherwise require payment of legal fees, settlement payments, ongoing royalties or other costs or damages; or we may agree to a settlement that prevents us from offering certain services or features; or we may be required to obtain a license, which may not be available on reasonable terms, or at all, to use the relevant technology. If we are prevented from using certain technology or intellectual property, we may be required to develop alternative, non-infringing technology, which could require significant time, during which we could be unable to continue to offer our affected services or features, effort and expense and may ultimately not be successful.

From time to time, the U.S. Supreme Court, other U.S. federal courts and the U.S. Patent and Trademark Appeals Board, and their foreign counterparts, have made and may continue to make changes to the interpretation of patent laws in their respective jurisdictions. We cannot predict future changes to the interpretation of existing patent laws or whether U.S. or foreign legislative bodies will amend such laws in the future. Any changes may lead to uncertainties or increased costs and risks surrounding the outcome of third-party infringement claims brought against us and the actual or enhanced damages, including treble damages, that may be awarded in connection with any such current or future claims and could have a material adverse effect on our business and financial condition.

Any of these events could materially and adversely harm our business, financial condition and results of operations.

We may become involved in other litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations and prospects.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We believe our intellectual property is an essential asset of our business, and our success and ability to compete depend in part upon protection of our intellectual property rights. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual provisions, to establish and protect our intellectual property rights, all of which provide only limited protection. The efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and our patents, trademarks and copyrights may be held invalid or unenforceable. Moreover, we cannot assure you that any patents will be issued with respect to our currently pending patent applications in a manner that gives us adequate defensive protection or competitive advantages, or that any patents issued to us will not be challenged, invalidated or circumvented. We have filed for patents in the United States and in certain non-U.S. jurisdictions, but such protections may not be available in all countries in which we operate or in which we seek to enforce our intellectual property rights, or may be difficult to enforce in practice. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Moreover, we may need to expend additional resources to defend our intellectual property rights in these countries, and our inability to do so could impair our business or adversely affect our international expansion. Our currently issued patents and any patents that may be issued in the future with respect to pending or future patent applications may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers. Additionally, the U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process and to maintain issued patents. There are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If this occurs, it could materially harm our business, operating results, financial condition and prospects.

We may not be effective in policing unauthorized use of our intellectual property rights, and even if we do detect violations, litigation may be necessary to enforce our intellectual property rights. Protecting against the unauthorized use of our intellectual property rights, technology and other proprietary rights is expensive and difficult, particularly outside of the United States. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, either of which could harm our business, operating results and financial condition. Further, attempts to enforce our rights against third parties could also provoke these third parties to assert their own intellectual property or other rights against us, or result in a holding that invalidates or narrows the scope of our rights, in whole or in part. The inability to adequately protect and enforce our intellectual property and other proprietary rights could seriously harm our business, operating results, financial condition and prospects. Even if we are able to secure our intellectual property rights, we cannot assure you that such rights will provide us with competitive advantages or distinguish our services from those of our competitors or that our competitors will not independently develop similar technology, duplicate any of our technology, or design around our patents.

Our business depends, in part, on sales to government organizations, and significant changes in the contracting or fiscal policies of such government organizations could have an adverse effect on our business and operating results.

We derive a portion of our revenue from contracts with government organizations, and we believe the success and growth of our business will in part depend on our successful procurement of additional public sector customers. However, demand from government organizations is often unpredictable, and we cannot assure you that we will be able to maintain or grow our revenue from the public sector. Sales to government entities are subject to substantial risks, including the following:

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selling to government agencies can be highly competitive, expensive and time-consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;

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U.S. or other government certification requirements applicable to our cloud platform, including the Federal Risk and Authorization Management Program, are often difficult and costly to obtain and maintain and failure to do so will restrict our ability to sell to government customers;

•	government demand and payment for our services may be impacted by public sector budgetary cycles and funding authorizations; and

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governments routinely investigate and audit government contractors’ administrative processes and any unfavorable audit could result in fines, civil or criminal liability, further investigations, damage to our reputation and debarment from further government business.

The occurrence of any of the foregoing could cause governments and governmental agencies to delay or refrain from purchasing our solutions in the future or otherwise have an adverse effect on our business and operating results.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers in the public sector or negatively impact our ability to contract with the public sector.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing privacy and data protection laws and regulations, employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import and export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•	investigations, enforcement actions and sanctions;

•	mandatory changes to our cloud platform;

•	disgorgement of profits, fines and damages;

•	civil and criminal penalties or injunctions;

•	claims for damages by our customers or channel partners;

•	termination of contracts;

•	loss of intellectual property rights; and

•	temporary or permanent debarment from sales to government organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, operating results and financial condition.

We endeavor to properly classify employees as exempt versus non-exempt under applicable law. Although there are no pending or threatened material claims or investigations against us asserting that some employees are improperly classified as exempt, the possibility exists that some of our current or former employees could have been incorrectly classified as exempt employees.

In addition, we must comply with laws and regulations relating to the formation, administration and performance of contracts with the public sector, including U.S. federal, state and local governmental organizations, which affect how we and our channel partners do business with governmental agencies. Selling our solutions to the U.S. government, whether directly or through channel partners, also subjects us to certain regulatory and contractual requirements. Failure to comply with these requirements by either us or our channel partners could subject us to investigations, fines and other penalties, which could have an adverse effect on our business, operating results, financial condition and prospects. As an example, the U.S. Department of Justice, or DOJ, and the General Services Administration, or GSA, have in the past pursued claims against and financial settlements with IT vendors under the False Claims Act and other statutes related to pricing and discount practices and compliance with certain provisions of GSA contracts for sales to the federal government. The DOJ and GSA continue to actively pursue such claims. Violations of certain regulatory and contractual requirements could also result in us being suspended or debarred from future government contracting. Any of these outcomes could have a material adverse effect on our revenue, operating results, financial condition and prospects.

These laws and regulations impose added costs on our business, and failure to comply with these or other applicable regulations and requirements could lead to claims for damages from our channel partners or customers, penalties, termination of contracts, loss of exclusive rights in our intellectual property and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with the public sector could have a material adverse effect on our business and operating results.

If we were not able to satisfy data protection, security, privacy and other government- and industry-specific requirements or regulations, our business, results of operations and financial condition could be harmed.

Personal privacy, data protection, information security and other telecommunications regulations are significant issues in the United States, Europe and in other jurisdictions where we offer our solutions. The regulatory framework for privacy and security matters is rapidly evolving and is likely to remain uncertain for the foreseeable future. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies.

The U.S. federal government, and various state and foreign governments, have adopted or proposed limitations on the collection, distribution, use and storage of personally identifiable information of individuals. Laws and regulations outside the United States, and particularly in Europe, often are more restrictive than those in the United States. Such laws and regulations may require companies to implement privacy and security policies, permit customers to access, correct and delete personal information stored or maintained by such companies, inform individuals of security breaches that affect their personal information, and, in some cases, obtain individuals’ consent to use personally identifiable information for certain purposes. In addition, some foreign governments require that any personally identifiable information collected in a country not be disseminated outside of that country. We also may find it necessary or desirable to join industry or other self-regulatory bodies or other information security or data protection-related organizations that require compliance with their rules pertaining to information security and data protection. We also may be bound by additional, more stringent contractual obligations relating to our collection, use and disclosure of personal, financial and other data.

We also expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection, information security and telecommunications services in the United States, the European Union and other jurisdictions in which we operate or may operate, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. For example, the European Commission recently adopted the General Data Protection Regulation, effective in May 2018, that will supersede current EU data protection legislation, impose more stringent EU data protection requirements and provide for greater penalties for noncompliance. In addition, changes in laws or regulations that adversely affect the use of the internet, including laws impacting net neutrality, could impact our business. Further, China and Russia, countries in which we offer our solutions, recently enacted legislation prohibiting certain technologies, and it is not clear how broadly such prohibitions will be interpreted or applied in relation to our business. We expect that existing laws, regulations and standards may be interpreted in new manners in the future. Future laws, regulations, standards and other obligations, and changes in the interpretation of existing laws, regulations, standards and other obligations could require us to modify our solutions, restrict our business operations, increase our costs and impair our ability to maintain and grow our customer base and increase our revenue.

Although we work to comply with applicable laws and regulations, industry standards, contractual obligations and other legal obligations, those laws, regulations, standards and obligations are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. In addition, they may conflict with other requirements or legal obligations that apply to our business or the security features and services that our customers expect from our solutions. As such, we cannot assure ongoing compliance with all such laws, regulations, standards and obligations. Any failure or perceived failure by us to comply with applicable laws, regulations, standards or obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personally identifiable information or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, standards and obligations, could result in additional cost and liability to us, damage our reputation, inhibit sales, and materially and adversely affect our business and operating results.

We are subject to anti-corruption, anti-bribery and similar laws, and noncompliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 and other anti-corruption, anti-bribery, anti-money laundering and similar laws in the United States and other countries in which we conduct activities. Anti-corruption and anti-bribery laws, which have been enforced aggressively and are interpreted broadly, prohibit companies and their employees and agents from promising, authorizing, making or offering improper payments or other benefits to government officials and others in the private sector. We leverage third parties, including channel partners, to sell subscriptions to our platform and conduct our business abroad. We and these third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and we may be held liable for the corrupt or other illegal activities of these third-party business partners and intermediaries, our employees, representatives, contractors, channel partners and agents, even if we do not explicitly authorize such activities. While we have policies and procedures to address compliance with such laws, we cannot assure you that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, severe criminal or civil sanctions, settlements, prosecution, loss of export privileges, suspension or debarment from U.S. government contracts, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, whistleblower complaints, adverse media coverage and other consequences. Any investigations, actions or sanctions could materially harm our reputation, business, results of operations and financial condition.

We are subject to governmental export and import controls that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export and similar laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. The U.S. export control laws and U.S. economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S. embargoed or sanctioned countries, governments, persons and entities. In addition, various countries regulate the import of certain technology and have enacted or could enact laws that could limit our ability to provide our services and operate our cloud platform or could limit our customers’ ability to access or use our services in those countries.

Although we take precautions to prevent our services from being provided in violation of such laws, our services may have been in the past, and could in the future be, provided inadvertently in violation of such laws, despite the precautions we take. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to civil or criminal penalties, including the possible loss of export privileges and fines. We may also be materially and adversely affected through penalties, reputational harm, loss of access to certain markets, or otherwise. Obtaining the necessary authorizations, including any required license, for a particular transaction may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. In addition, changes in our platform, or changes in export, sanctions and import laws, could delay the introduction and sale of subscriptions to our platform in international markets, prevent users in certain countries from accessing our services or, in some cases, prevent the provision of our services to certain countries, governments, persons or entities altogether. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could decrease our ability to sell subscriptions to our platform to existing customers or potential new customers with international operations. Any decrease in our ability to sell subscriptions to our platform could materially and adversely affect our business, results of operations and financial condition.

Our international operations expose us to significant risks, and failure to manage those risks could materially and adversely impact our business.

Historically, we have derived a significant portion of our revenue from outside the United States. We derived approximately 57%, 56% and 54% of our revenue from our international customers for fiscal 2015, 2016 and 2017, respectively, and we derived approximately 53% of our revenue from our international customers for the six months ended January 31, 2018. We are continuing to adapt to and develop strategies to address international markets and our growth strategy includes expansion into target geographies, such as Japan and the Asia-Pacific region, but there is no guarantee that such efforts will be successful. As of July 31, 2017, approximately 52% of our full-time employees were located outside of the United States. We expect that our international activities will continue to grow in the future, as we continue to pursue opportunities in international markets. These international operations will require significant management attention and financial resources and are subject to substantial risks, including:

•	political, economic and social uncertainty;

•	unexpected costs for the localization of our services, including translation into foreign languages and adaptation for local practices and regulatory requirements;

•	greater difficulty in enforcing contracts and accounts receivable collection, and longer collection periods;

•	reduced or uncertain protection for intellectual property rights in some countries;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

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greater risk of a failure of foreign employees, partners, distributors and resellers to comply with both U.S. and foreign laws, including antitrust regulations, anti-bribery laws, export and import control laws, and any applicable trade regulations ensuring fair trade practices;

•	requirements to comply with foreign privacy, data protection and information security laws and regulations and the risks and costs of noncompliance;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	greater difficulty in identifying, attracting and retaining local qualified personnel, and the costs and expenses associated with such activities;

•	differing employment practices and labor relations issues;

•	difficulties in managing and staffing international offices and increased travel, infrastructure and legal compliance costs associated with multiple international locations; and

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies in markets where we do business, including the British Pound, Indian Rupee and Euro, and related impact on sales cycles.

As we continue to develop and grow our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. Our failure to successfully manage our international operations and the associated risks could limit the future growth of our business.

Our failure to raise additional capital necessary to expand our operations and invest in new solutions could reduce our ability to compete and could harm our business.

We expect that our existing cash and cash equivalents and short-term investments, together with the net proceeds that we receive in this offering, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, need to raise additional funds in the future to fund our operating expenses, make capital purchases and acquire or invest in business or technology, and we may not be able to obtain those funds on favorable terms, or at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests and the per share value of our common stock could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness or our ability to pay any dividends on our common stock, though we do not intend to pay dividends in the foreseeable future. We may also be required to take other actions, any of which could harm our business and operating results. If we are unable to obtain adequate financing, or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, operating results, financial condition and prospects could be materially and adversely affected.

Adverse economic conditions or reduced IT security spending may adversely impact our revenue and profitability.

Our operations and performance depend in part on worldwide economic conditions and the impact these conditions have on levels of spending on IT networking and security solutions. Our business depends on the overall demand for these solutions and on the economic health and general willingness of our current and prospective customers to purchase our security services. Weak economic conditions, or a reduction in IT security spending, could materially and adversely affect our business, operating results and financial condition in a number of ways, including by reducing sales, lengthening sales cycles and lowering prices for our services.

Certain estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate.

This prospectus includes our internal estimates of the addressable market for security appliances. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of our target market, market demand and adoption, capacity to address this demand, and pricing may prove to be inaccurate. In particular, our estimates regarding our current and projected market opportunity are difficult to predict. In addition, our internal estimates of the addressable market for security appliances reflect the opportunity available from all participants and potential participants in the market. The addressable market we estimate may not materialize for many years, if ever, and even if the markets in which we compete meet the size estimates and growth forecasted in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We believe our long-term value as a company will be greater if we focus on growth, which may negatively impact our profitability in the near term.

Part of our business strategy is to primarily focus on our long-term growth. As a result, our profitability may be lower in the near term, particularly in fiscal 2018, than it would be if our strategy were to maximize short-term profitability. Significant expenditures on sales and marketing efforts, and expenditures on growing our cloud platform and expanding our research and development, each of which we intend to continue to invest in, may not ultimately grow our business or cause long-term profitability. If we are ultimately unable to achieve profitability at the level anticipated by industry or financial analysts and our stockholders, our stock price may decline.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations of The Nasdaq Global Market, or Nasdaq. We expect that the requirements of these rules and regulations will increase our legal, accounting and financial compliance costs; make some activities more difficult, time-consuming and costly; and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls, internal controls over financial reporting and other procedures that are designed to ensure information required to be disclosed by us in the reports that we will file with the U.S. Securities and Exchange Commission, or SEC, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the market price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we have expended and anticipate we will continue to expend significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. If our internal controls are perceived as inadequate or we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and we are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second Annual Report on Form 10-K. To comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material and adverse effect on our business and operating results and could cause a decline in the price of our stock.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our operating results.

The vast majority of our sales contracts are denominated in U.S. dollars, and therefore, substantially all of our revenue is not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our solutions to our customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies, such as the British Pound, Indian Rupee and Euro, and is subject to fluctuations due to changes in foreign currency exchange rates. If we become more exposed to currency fluctuations and are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be materially and adversely affected.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, President Trump signed into law legislation commonly referred to as the Tax Cuts and Jobs Act of 2017, or the Tax Act, which significantly reforms the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The Tax Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and the use of net operating losses generated in tax years beginning after December 31, 2017, allows for the expensing of capital expenditures, and puts into effect the migration from a “worldwide” system of taxation to a territorial system. We continue to examine the impact this tax reform legislation may have on our business, and the new tax law could have material adverse impacts on our business, cash flows, results of operations or financial conditions.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results.

We do not collect sales and use, value added or similar taxes in all jurisdictions in which we have sales because we have been advised that such taxes are not applicable to our services in certain jurisdictions. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, to us or our customers for the past amounts, and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, which may materially and adversely affect our operating results.

Our corporate structure and intercompany arrangements are subject to the tax laws of various jurisdictions, and we could be obligated to pay additional taxes, which would harm our results of operations.

We are expanding our international operations and staff to support our business in international markets. Our corporate structure and associated transfer pricing policies contemplate the business flows and future growth into the international markets, and consider the functions, risks and assets of the various entities involved in the intercompany transactions. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to the intercompany arrangements or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of July 31, 2017, we had net operating loss carryforwards for U.S. federal income tax purposes and state income tax purposes of $150.0 million and $68.3 million, respectively, available to offset future taxable income. If not utilized, both the federal and state tax credit carryforwards will begin to expire in fiscal 2024. Realization of these net operating loss and research tax credit carryforwards depends on future income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could materially and adversely affect our results of operations.

In addition, under Section 382 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income may be limited. We do not expect to experience an ownership change in connection with this offering, though any such ownership change could result in increased future tax liability. In addition, we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carry-forwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us.

We have not yet determined the consequences to our business of the Tax Act, which could have a material impact on the value of our deferred tax assets and could increase our future U.S. tax expense. For example, the new tax laws impose an 80% limitation on the use of net operating losses that were generated in tax years beginning after December 31, 2017, creating the risk that net operating losses generated in the future could expire unused and be unavailable to offset future income tax liabilities.

Future acquisitions, strategic investments, partnerships or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our operating results, financial condition and prospects.

Our business strategy may, from time to time, include acquiring other complementary solutions, technologies or businesses. In order to expand our security offerings and features, we also may enter into relationships with other businesses, which could involve preferred or exclusive licenses, additional channels of distribution or investments in other companies. Negotiating these transactions can be time-consuming, difficult and costly, and our ability to close these transactions may be subject to third-party approvals, such as government regulatory approvals, which are beyond our control. Consequently, we cannot assure you that these transactions, once undertaken and announced, will close.

These kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products and services, personnel or operations of companies that we may acquire, particularly if the key personnel of an acquired business choose not to work for us. We may have difficulty retaining the customers of any acquired business or using or continuing the development of the acquired technologies. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. In connection with these types of transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties integrating diverse business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

These challenges related to acquisitions or investments could adversely affect our business, operating results, financial condition and prospects.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to determination of revenue recognition, deferred revenue and deferred contract acquisition costs, specifically related to our adoption of the new revenue recognition standard; allowance for doubtful accounts; valuation of common stock options; useful lives of property and equipment; the period of benefit generated from our deferred contract acquisition costs; loss contingencies related to litigation; and valuation of deferred tax assets. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the trading price of our common stock.

Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position and profit, or cause an adverse deviation from our revenue and operating profit target, which may negatively impact our financial results.

Risks Related to the Offering and Ownership of our Common Stock

The concentration of our stock ownership with insiders will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

We anticipate that our executive officers, directors, current 5% or greater stockholders and affiliated entities will together beneficially own approximately     % of our common stock outstanding after this offering (or     % if the underwriters exercise their over-allotment option in full), with Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, and his affiliates beneficially owning approximately     % (or     % if the underwriters exercise their over-allotment option in full) of our common stock. As a result, these stockholders, acting together, will have control over most matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate action might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of us that other stockholders may view as beneficial.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

Our amended and restated certificate of incorporation that will be in effect upon completion of this offering authorizes us to issue up to one billion shares of common stock and up to two hundred million shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering, based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $        per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of January 31, 2018, after giving effect to the issuance of shares of our common stock in this offering and assuming an initial public offering price of $        per share, the midpoint of the range on the cover page of this prospectus. Furthermore, if the underwriters exercise their over-allotment option in full, outstanding options are exercised, we issue awards to our employees under our equity incentive plans or we otherwise issue additional shares of our common stock, you could experience further dilution. See “Dilution” for more information.

An active public trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market or active private market for our common stock. We have applied to list our common stock on Nasdaq; however, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects.

Certain provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove members of our board of directors or current management and may adversely affect the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors, chief executive officer or president (in the absence of a chief executive officer) or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer to affect such amendments to facilitate an unsolicited takeover attempt;

•

the ability of our board of directors, by majority vote, to amend our amended and restated bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend our amended and restated bylaws to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. See “Description of Capital Stock—Description of Certain Terms in Our Charter Document and Delaware Law.”

The market price of our common stock may be volatile, and you could lose all or part of your investment.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between us and the underwriters. The market price of our common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our common stock following this offering will depend on a number of factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our common stock include the following:

•	actual or anticipated changes or fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	industry or financial analyst or investor reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	price and volume fluctuations in the overall stock market from time to time;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	the expiration of market stand-off or contractual lock-up agreements and sales of shares of our common stock by us or our stockholders;

•

failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property rights or our solutions, or third-party proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	any major changes in our management or our board of directors, particularly with respect to Mr. Chaudhry;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business. This could have an adverse effect on our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, particularly sales by our directors, executive officers and significant stockholders, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of January 31, 2018, upon completion of this offering, we will have                  shares of common stock outstanding, assuming no exercise of our outstanding stock options after January 31, 2018 and assuming no exercise by the underwriters of their over-allotment option.

All of the shares of common stock sold in this offering, other than shares that may be purchased by entities associated with Charles Giancarlo, Lane Bess, Scott Darling and Karen Blasing, which will be subject to a lock-up agreement as described further below, will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described in the section titled “Underwriting,” we, all of our directors and executive officers and holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off agreements or have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our security holders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

In addition, following this offering, holders of an aggregate of up to 108,751,142 shares of our common stock, based on shares outstanding as of January 31, 2018, will be entitled to rights with respect to registration of these shares under the Securities Act pursuant to our amended and restated investors’ rights agreement. If these holders of our common stock, by exercising their registration rights, sell a large number of shares, they could adversely affect the market price for our common stock. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.

We have broad discretion to determine how to use the funds raised in this offering, and we may use them in ways that may not enhance our operating results or the price of our common stock.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets for our employees and stockholders, to obtain additional capital and to increase our visibility in the marketplace. We currently intend to use a significant portion of the net proceeds from this offering for general corporate purposes, including for any of the purposes described in “Use of Proceeds.” However, we do not currently have any specific or preliminary plans for the net proceeds from this offering and will have broad discretion in how we use the net proceeds of this offering. We could spend the proceeds from this offering in ways that our stockholders may not agree with or that do not yield a favorable return. You will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, provides that the Court of Chancery of the State of Delaware is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws;

•	any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

Our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find either exclusive-forum provision in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1.07 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting and corporate governance requirements of the Exchange Act, the listing requirements of Nasdaq and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. Although we have already hired additional personnel to help comply with these requirements, we may need to further expand our legal and finance departments in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be materially harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and materially harm our business, financial condition, results of operations and prospects.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our audit committee and compensation committee.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may materially and adversely affect our ability to achieve long-term profitability.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” and contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

•

our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses (including changes in sales and marketing, research and development and general and administrative expenses), and our ability to achieve, and maintain, future profitability;

•	market acceptance of our cloud platform;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to maintain the security and availability of our cloud platform;

•	our ability to maintain and expand our customer base, including by attracting new customers;

•	our ability to develop new solutions, or enhancements to our existing solutions, and bring them to market in a timely manner;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	our business plan and our ability to effectively manage our growth and associated investments;

•	beliefs and objectives for future operations, including regarding our estimated total addressable market;

•	our relationships with third parties, including channel partners;

•	our ability to maintain, protect and enhance our intellectual property rights;

•	our ability to successfully defend litigation brought against us;

•	our ability to successfully expand in our existing markets and into new markets;

•	sufficiency of cash to meet cash needs for at least the next 12 months;

•	our ability to comply with laws and regulations that currently apply or become applicable to our business both in the United States and internationally;

•	the attraction and retention of qualified employees and key personnel;

•	our use of the net proceeds from this offering; and

•	the future trading prices of our common stock.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

This prospectus includes industry and market data, estimates and forecasts that we obtained from industry publications and research, surveys, studies conducted by third parties as well as other information based on our internal sources. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosure contained in this prospectus and we believe these industry publications and third-party research, surveys and studies are reliable. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Certain information in the text of this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

•	Cloud Shadow IT Survey conducted by Vanson Bourne on behalf of NTT Communications, March 2016.

•	Forrester Research, Inc., The Forrester Wave: SaaS Web Content Security, Q2 2015, 26 June 2015.

•	International Data Corporation, Inc., Worldwide Data Loss Prevention Forecast, 2016-2020, March 2016.

•	International Data Corporation, Inc., Worldwide IT Security Products Forecast, 2017-2020: Comprehensive Security Products Forecast Review, March 2017.

•	International Data Corporation, Inc., Worldwide Network Security Forecast, 2017-2021, September 2017.

•	McKinsey & Company, IT as a service: From build to consume, September 2016.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock offered by us in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $        million, or approximately $        million if the underwriters exercise their over-allotment option in full.

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the net proceeds to us from this offering by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each 1.0 million increase or decrease in the number of shares offered by us would increase or decrease, respectively, the net proceeds to us from this offering by approximately $        million, assuming the initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets for our employees and stockholders, to obtain additional capital and to increase our visibility in the marketplace. We currently intend to use the net proceeds we receive from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, research and development, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. In addition, we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, products or businesses that complement our business, although we have no present commitments or agreements to enter into any material acquisitions or investments. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of January 31, 2018 on:

•	an actual basis;

•

a pro forma basis, to reflect (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 108,751,142 shares of our common stock and (ii) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware, each of which will occur immediately prior to the completion of this offering; and

•

a pro forma as adjusted basis, to give further effect to the sale and issuance by us of                  shares of our common stock in this offering at an assumed initial public offering price of $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	January 31, 2018
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$71,569	$71,569	$

Redeemable convertible preferred stock; $0.001 par value; 109,085,770 shares authorized, actual; 108,751,142 shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	206,086	—

Stockholders’ (deficit) equity:
Common stock; $0.001 par value; 190,000,000 shares authorized, actual; 49,247,024 shares issued and outstanding, actual; shares authorized, pro forma; 157,998,166 shares issued and outstanding, pro forma; shares authorized, pro forma as adjusted; shares issued and outstanding, pro forma as adjusted	28	137
Additional paid-in capital	21,036	227,013
Notes receivable from stockholders	(7,755)	(7,755)
Accumulated deficit	(180,367)	(180,367)

Total stockholders’ (deficit) equity	(167,058)	39,028

Total capitalization	$39,028	$39,028	$

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by approximately $        million, assuming the initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters exercise their over-allotment option in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, total capitalization and shares of common stock outstanding as of January 31, 2018, would be $        million, $        million, $        million, $        million and                  shares, respectively.

The number of shares of our common stock that will be outstanding after this offering is based on 157,998,166 shares of our common stock (including shares of our convertible preferred stock on an as-converted basis) outstanding as of January 31, 2018, and excludes:

•

22,424,824 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of January 31, 2018, with a weighted-average exercise price of $3.37 per share;

•	No shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after January 31, 2018; and

•	shares of common stock reserved for future issuance under our 2018 Plan and shares of common stock reserved for future issuance under our ESPP.

Our 2018 Plan and our ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2018 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2007 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

Net tangible book value is determined by dividing our total tangible assets less our total liabilities by the number of shares of common stock outstanding. Our historical net tangible book value as of January 31, 2018 was approximately $(3.2) million, or $(0.07) per share. As of January 31, 2018, our pro forma net tangible book value was approximately $(3.2) million, or $(0.02) per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of January 31, 2018, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of January 31, 2018 into 108,751,142 shares of common stock.

After giving effect to our sale in this offering of                  shares of our common stock, at an assumed initial public offering price of $        per share, the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2018 would have been approximately $        million, or $        per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution of $        per share to investors purchasing shares in this offering at the assumed initial offering price. The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of January 31, 2018	$(0.02)
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma net tangible book value per share, as adjusted to give effect to this offering		$

Dilution in pro forma net tangible book value per share, as adjusted to new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma net tangible book value, as adjusted to give effect to this offering, by $        per share, the increase or decrease attributable to this offering by $        per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $        per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions. Each 1.0 million increase or decrease in the number of shares offered by us as set forth on the cover page of this prospectus, would increase or decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by $        per share, the increase or decrease attributable to this offering by $        per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $        per share, assuming that the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $        per share, and the dilution in net tangible book value per share to investors in this offering would be $        per share.

The following table summarizes, on a pro forma as adjusted basis as of January 31, 2018 after giving effect to the sale of shares of common stock by us in this offering at an assumed initial public offering price of $        per share, the midpoint of the estimated offering price range on the cover page of this prospectus, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid or to be paid to us at an assumed initial public offering price of $        per share, the midpoint of the estimated offering price range on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		Per Share
	(in thousands)
Existing stockholders	157,998,166		%		$204,426		%	$1.29
New public investors

Total		100%		$		100%

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

To the extent that any outstanding options are exercised, or we issue any securities or convertible debt in the future, investors will experience further dilution.

Except as otherwise indicated, the above discussion and tables assume no exercise by the underwriters of their over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and the investors purchasing shares of our common stock in this offering would own     % of the total number of shares of our common stock outstanding immediately after completion of this offering.

The number of shares of our common stock that will be outstanding after this offering is based on 157,998,166 shares of our common stock (including shares of our convertible preferred stock on an as-converted basis) outstanding as of January 31, 2018, and excludes:

•

22,424,824 shares of our common stock issuable upon the exercise of options to purchase shares of our common stock outstanding as of January 31, 2018, with a weighted-average exercise price of $3.37 per share;

•	No shares of our common stock issuable upon the exercise of options to purchase shares of our common stock granted after January 31, 2018; and

•	shares of common stock reserved for future issuance under our 2018 Plan and shares of common stock reserved for future issuance under our ESPP.

Our 2018 Plan and our ESPP each provide for annual automatic increases in the number of shares reserved thereunder, and our 2018 Plan also provides for increases to the number of shares of common stock that may be granted thereunder based on shares underlying any awards under our 2007 Plan that expire, are forfeited or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The selected consolidated statements of operations data presented below for fiscal 2015, 2016 and 2017 and the consolidated balance sheet data as of July 31, 2016 and 2017 (except for the pro forma share and pro forma net loss per share information) are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statements of operations data presented below for the six months ended January 31, 2017 and 2018 and the consolidated balance sheet data as of January 31, 2018 is derived from our unaudited interim consolidated financial statements that are included elsewhere in this prospectus. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of January 31, 2018 and the results of operations and cash flows for the six months ended January 31, 2017 and 2018. Our historical results are not necessarily indicative of the results that may be expected in the future and our results for the six months ended January 31, 2018 are not necessarily indicative of the results that may be expected for the full fiscal year ending July 31, 2018 or any other period.

The selected consolidated financial data below should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$53,707	$80,325	$125,717	$56,209	$84,837
Cost of revenue(1)	14,431	20,127	27,472	12,441	16,950

Gross profit	39,276	60,198	98,245	43,768	67,887

Operating expenses:
Sales and marketing(1)	32,191	56,702	79,236	34,912	54,038
Research and development(1)	15,034	20,940	33,561	17,174	17,992
General and administrative(1)	4,469	9,399	20,521	6,140	13,533

Total operating expenses	51,694	87,041	133,318	58,226	85,563

Loss from operations	(12,418)	(26,843)	(35,073)	(14,458)	(17,676)
Other income (expense), net	(181)	(127)	490	196	409

Loss before income taxes	(12,599)	(26,970)	(34,583)	(14,262)	(17,267)
Provision for income taxes	233	468	877	367	646

Net loss	$(12,832)	$(27,438)	$(35,460)	$(14,629)	$(17,913)

Accretion of Series C and D redeemable convertible preferred stock	(147)	(8,648)	(9,570)	(4,733)	(5,109)

Net loss attributable to common stockholders	$(12,979)	$(36,086)	$(45,030)	$(19,362)	$(23,022)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(0.37)	$(0.91)	$(1.03)	$(0.45)	$(0.49)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	35,279	39,772	43,832	42,800	46,687

Pro forma net loss per share, basic and diluted(2)			$(0.23)		$(0.12)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted(2)			152,583		155,438

(1)	Includes stock-based compensation expense as follows:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Cost of revenue	$116	$189	$348	$139	$235
Sales and marketing	611	1,574	2,794	1,236	1,770
Research and development	648	1,025	5,574	4,925	892
General and administrative	186	829	1,203	450	900

Total stock-based compensation expense	$1,561	$3,617	$9,919	$6,750	$3,797

(2)

See Note 9 to our consolidated financial statements elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net loss per share attributable to common stockholders, our basic and diluted pro forma net loss per share and the weighted-average number of shares used in the computation of the per share amounts.

	July 31,		January 31, 2018
	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$92,842	$87,978	$71,569
Working capital(1)	$49,157	$22,450	$1,758
Total assets	$153,518	$182,902	$188,172
Deferred revenue, current and noncurrent	$65,913	$96,619	$119,257
Redeemable convertible preferred stock	$191,407	$200,977	$206,086
Accumulated deficit	$(126,556)	$(162,016)	$(180,367)
Total stockholders’ deficit	$(124,740)	$(151,142)	$(167,058)

(1)	Working capital is defined as current assets less current liabilities.

Non-GAAP Financial Measures and Key Business Metrics

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Gross profit	$39,276	$60,198	$98,245	$43,768	$67,887
Non-GAAP gross profit	$39,392	$60,387	$98,593	$43,907	$68,122
Gross margin	73%	75%	78%	78%	80%
Non-GAAP gross margin	73%	75%	78%	78%	80%
Loss from operations	$(12,418)	$(26,843)	$(35,073)	$(14,458)	$(17,676)
Non-GAAP loss from operations	$(10,857)	$(23,226)	$(19,327)	$(7,188)	$(10,103)
Operating margin	(23%)	(33%)	(28%)	(26%)	(21%)
Non-GAAP operating margin	(20%)	(29%)	(15%)	(13%)	(12%)
Net cash used in operating activities	$(3,279)	$(11,916)	$(6,019)	$(2,554)	$(5,468)
Net cash used in investing activities	$(595)	$(6,647)	$(8,342)	$(4,413)	$(7,995)
Net cash provided by (used in) financing activities	$85,615	$27,563	$9,497	$1,381	$(2,946)
Free cash flow	$(9,984)	$(18,163)	$(14,193)	$(6,967)	$(13,463)
Net cash used in operating activities as a percentage of revenue	(6%)	(15%)	(5%)	(5%)	(6%)
Free cash flow margin	(19%)	(23%)	(11%)	(12%)	(16%)

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In particular, free cash flow is not a substitute for cash used in operating activities. Additionally, the utility of free cash flow as a measure of our liquidity is further limited as it does not represent the total increase or decrease in our cash balance for a given period. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense.

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Gross profit	$39,276	$60,198	$98,245	$43,768	$67,887
Add: Stock-based compensation expense included in cost of revenue	116	189	348	139	235

Non-GAAP gross profit	$39,392	$60,387	$98,593	$43,907	$68,122

Gross margin	73%	75%	78%	78%	80%
Non-GAAP gross margin (non-GAAP gross profit as a percentage of revenue)	73%	75%	78%	78%	80%

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense and certain litigation-related expenses. These excluded litigation-related expenses are professional fees and related costs incurred by us in defending against significant claims that we deem not to be in the ordinary course of our business and, if applicable, accruals related to estimated losses in connection with these claims. There are many uncertainties and potential outcomes associated with any litigation, including the expense of litigation, timing of such expenses, court rulings, unforeseen developments, complications and delays, each of which may affect our results of operations from period to period, as well as the unknown magnitude of the potential loss relating to any lawsuit, all of which are inherently subject to change, difficult to estimate and could adversely affect our results of operations.

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Loss from operations	$(12,418)	$(26,843)	$(35,073)	$(14,458)	$(17,676)
Add:
Stock-based compensation expense	1,561	3,617	9,919	6,750	3,797
Litigation-related expenses	—	—	5,827	520	3,776

Non-GAAP loss from operations	$(10,857)	$(23,226)	$(19,327)	$(7,188)	$(10,103)

Operating margin	(23%)	(33%)	(28%)	(26%)	(21%)
Non-GAAP operating margin (non-GAAP loss from operations as a percentage of revenue)	(20%)	(29%)	(15%)	(13%)	(12%)

Free Cash Flow and Free Cash Flow Margin

Free cash flow is a non-GAAP financial measure that we calculate as net cash used in operating activities less purchases of property and equipment and capitalized internal-use software. Free cash flow margin is calculated as free cash flow divided by revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position.

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Net cash used in operating activities	$(3,279)	$(11,916)	$(6,019)	$(2,554)	$(5,468)
Less: Purchases of property and equipment	(5,171)	(5,402)	(7,783)	(4,413)	(7,045)
Less: Capitalized internal-use software	(1,534)	(845)	(391)	—	(950)

Free cash flow	$(9,984)	$(18,163)	$(14,193)	$(6,967)	$(13,463)

Net cash used in operating activities (as a percentage of revenue)	(6%)	(15%)	(5%)	(4%)	(7%)
Less: Purchases of property and equipment (as a percentage of revenue)	(10%)	(7%)	(6%)	(8%)	(8%)
Less: Capitalized internal-use software (as a percentage of revenue)	(3%)	(1%)	—	—	(1%)

Free cash flow margin	(19%)	(23%)	(11%)	(12%)	(16%)

Key Business Metrics

Dollar-Based Net Retention Rate

We believe that dollar-based net retention rate is a key metric to measure the long-term value of our customer relationships because it is driven by our ability to retain and expand the recurring revenue generated from our existing customers. Our dollar-based net retention rate compares the recurring revenue from a set of customers against the same metric for the prior 12-month period on a trailing basis. Given the repeat buying pattern of our customers and that the average term of our contracts is more than 12 months, we measure this metric over a set of customers who were with us as of the last day of the same reporting period in the prior fiscal year. Our dollar-based net retention rate includes customer attrition. We have not experienced a material increase in customer attrition rates in recent periods. For the denominator, to calculate our dollar-based net retention rate for a particular trailing 12-month period, we first establish the ARR from all active subscriptions as of the last day of the same reporting period in the prior fiscal year. This effectively represents recurring dollars that we expect in the next 12-month period from the cohort of customers that existed on the last day of the same reporting period in the prior fiscal year. For the numerator, we measure the ARR for that same cohort of customers representing all subscriptions based on confirmed customer orders booked by us as of the end of the reporting period. Dollar-based net retention rate is obtained by dividing the ARR in the current trailing 12-month period by the previous trailing 12-month period. Refer to the section entitled “Management’s Discussion and Analysis—Certain Factors Affecting Our Performance—Follow-On Sales” for additional information on how we establish ARR.

	Trailing 12 Months Ended July 31,			Trailing 12 Months Ended January 31, 2018
	2015	2016	2017
Dollar-based net retention rate	116%	115%	115%	122%

Calculated Billings

We believe that calculated billings is a key metric to measure our periodic performance. Calculated billings represents our revenue plus the change in deferred revenue in a period. Calculated billings in any particular period aims to reflect amounts invoiced for subscriptions to access our cloud platform, together with related support services related to our new and existing customers. We typically invoice our customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance.

Calculated billings increased 62% for fiscal 2017 over fiscal 2016, 44% for fiscal 2016 over fiscal 2015 and 55% for the six months ended January 31, 2018 over the six months ended January 31, 2017. As calculated billings continues to grow in absolute terms, we expect our calculated billings growth rate to trend down over time. We also expect that calculated billings will be affected by seasonality in terms of when we enter into agreements with customers; and the mix of billings in each reporting period as we typically invoice customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance. Refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Our Performance.”

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Calculated billings	$66,971	$96,458	$156,423	$69,387	$107,475

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus. Our fiscal year end is July 31, and our fiscal quarters end on October 31, January 31, April 30 and July 31. Our fiscal years ended July 31, 2015, 2016 and 2017 are referred to herein as fiscal 2015, fiscal 2016 and fiscal 2017, respectively. Our fiscal year ending July 31, 2018 is referred to herein as fiscal 2018.

Overview

Zscaler was incorporated in 2007, during the early stages of cloud adoption and mobility, based on a vision that the internet would become the new corporate network as the cloud becomes the new data center. We predicted that with rapid cloud adoption and increasing workforce mobility, traditional perimeter security approaches would provide inadequate protection for users and data and an increasingly poor user experience. We pioneered a security cloud that represents a fundamental shift in the architectural design and approach to network security.

Enterprise applications are rapidly moving to the cloud to achieve greater IT agility, a faster pace of innovation and lower costs. Organizations are increasingly relying on internet destinations for a range of business activities, adopting new external SaaS applications for critical business functions and moving their internally managed applications to the public cloud. Enterprise users now expect to be able to seamlessly access applications and data, wherever they are hosted, from any device, anywhere in the world. We believe these trends are indicative of the broader digital transformation agenda, as businesses increasingly succeed or fail based on their IT outcomes.

The main suites of our ZIA and ZPA offerings are Professional, Business and Transformation, and we also recently introduced a ZIA Secure Transformation suite.

Zscaler Internet Access and Zscaler Private Access Suites

We generate revenue primarily from sales of subscriptions to access our cloud platform, together with related support services. We also generate an immaterial amount of revenue from professional and other services, which consist primarily of fees associated with mapping, implementation, network design and training. Our subscription pricing is calculated on a per-user basis. We recognize subscription and support revenue ratably over the life of the contract, which is generally one to three years. As of July 31, 2017, we had expanded our operations to over 2,800 customers across every major industry, with users in 185 countries. Government agencies and some of the largest enterprises in the world rely on us to help them transform to the cloud, including more than 200 of the Forbes Global 2000.

Our sales team, along with our channel partner network of global telecommunications service provider, system integrator and value-added reseller partners, sells our services worldwide to organizations of all sizes. We also focus on increasing sales to our existing customer base. Most of our customers protect their users by routing all their internet-bound web traffic through our cloud platform. For those customers that initially deploy our cloud platform to specific users or for specific security functionality, we leverage our land-and-expand sales model with the goal of generating incremental revenue through the addition of new users and the sale of additional subscriptions, suites or features.

We have experienced significant growth, with revenue increasing from $53.7 million in fiscal 2015 to $80.3 million in fiscal 2016 to $125.7 million in fiscal 2017, representing year-over-year revenue growth of 50% and 57%, respectively. Our revenue increased from $56.2 million for the six months ended January 31, 2017 to

$84.8 million for the six months ended January 31, 2018, representing a period-over-period revenue growth of 51%. However, we have incurred net losses in all periods since our inception. Our net loss increased from $12.8 million in fiscal 2015 to $27.4 million in fiscal 2016 to $35.5 million in fiscal 2017. Our net loss also increased from $14.6 million for the six months ended January 31, 2017 to $17.9 million for the six months ended January 31, 2018. We expect we will continue to incur net losses for the foreseeable future. Furthermore, we expect our net loss to increase in fiscal 2018 as we increase our investment in our sales and marketing organization to take advantage of our market opportunity, and as we experience an increase in general and administrative expenses related to beginning to operate as a public company and to ongoing legal matters and related accruals, certain of which are described in further detail in Note 5 to our consolidated financial statements included elsewhere in this prospectus.

Opportunities, Challenges and Risks

We believe that the growth of our business and our future success are dependent upon many factors, including expanding our customer base, expanding within existing customers, leveraging channel partners to participate in cloud transformation initiatives, expanding and innovating services, expanding into additional market segments and extending our platform to third-party developers. While each of these areas presents significant opportunities for us, they also pose material challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations. For example, we may fail to expand our customer base because cloud technologies are still evolving and it is difficult to predict customer demand and adoption rates for our solutions or cloud-based offerings generally, or because we are unable to successfully convince IT decision makers that security delivered through the cloud provides significant advantages over legacy on-premises appliance-based security products. We may also fail to grow our sales with our existing customers if such customers do not renew their subscriptions for our services when existing contract terms expire, or if we do not expand our commercial relationships with them. Further, we may be unable to identify, develop and maintain strategic relationships with our existing and potential channel partners, which would adversely affect our ability to undertake cloud transformation initiatives and achieve revenue growth. Additionally, our ability to expand and innovate services depends on our continued investment in our research and development organization to increase the reliability, availability and scalability of our existing solutions, which we cannot be certain will be successful, as well as the timely completion and market acceptance of such enhancements. We may be unable to expand into additional market segments, such as government agencies and international markets, if we lack adequate resources for such expansion, if we are unable to comply with applicable laws, regulations or certification requirements, or if there is geopolitical uncertainty and instability. We also cannot be certain that our plans to open our cloud security platform to third-party developers and applications to further extend its functionality will be successful. Additionally, we expect that addressing such challenges and risks will increase our operating expenses significantly over the next several years, particularly in fiscal 2018. The timing of our future profitability, if we achieve profitability at all, will depend upon many variables, including the success of our growth strategies and the timing and size of investments and expenditures that we choose to undertake, as well as market growth and other factors that are not within our control. If we fail to successfully address these challenges, risk and variables and other risks that we face, our business, operating results and prospects may be materially adversely affected. Please see “Risk Factors” and “Business—Growth Strategies” for additional information on the challenges and risks we face.

Certain Factors Affecting Our Performance

Increased Internet Traffic and Adoption of Cloud-Based Software and Security

The adoption of cloud applications and infrastructure, explosion of internet traffic volumes and shift to mobile-first computing generally, and the pace at which enterprises adopt the internet as their corporate network in particular, impact our ability to drive market adoption of our cloud platform. We believe that most enterprises are in the early stages of a broad transformation to the cloud. Organizations are increasingly relying on the internet to operate their businesses, deploying new SaaS applications and migrating internally managed line-of-business applications to the cloud. However, the growing dependence on the internet has increased exposure to malicious or compromised websites, and sophisticated hackers are exploiting the gaps left by legacy network security appliances. To securely access the internet and transform their networks, organizations must also make fundamental changes in their network and security architectures. We believe that most organizations have yet to fully make these investments. Since we enable organizations to securely transform to the cloud, we believe that the imperative for organizations to securely move to the cloud will increase demand for our cloud platform and broaden our customer base.

New Customer Acquisition

We believe that our ability to increase the number of customers on our cloud platform is an indicator of our market penetration and our future business opportunities. As of July 31, 2015, 2016 and 2017, we had over 2,050 customers, over 2,450 customers and over 2,800 customers, respectively, across all major geographies, and we currently count over 200 of the Forbes Global 2000 as customers. Our ability to continue to grow this number will increase our future opportunities for renewals and follow-on sales. We believe that we have significant room to capture additional market share and intend to continue to invest significantly in sales and marketing to engage our prospective customers, increase brand awareness, further leverage our channel partnerships and drive adoption of our solution.

Follow-On Sales

We typically expand our relationship with our customers over time. While most of our new customers route all of their internet-bound web traffic through our cloud platform, some of our customers initially use our services for specific users or specific security functionality. We leverage our land-and-expand model with the goal of generating incremental revenue, often within the term of the initial subscription, by increasing sales to our existing customers in one of three ways:

•	expanding deployment of our cloud platform to cover additional users;

•	upgrading to a more advanced Business, Transformation or Secure Transformation suite; and

•	selling a ZPA subscription to a ZIA customer, a ZIA subscription to a ZPA customer, or other features on an a la carte basis.

These purchases increase the ARR attributable to our customers over time. To establish ARR for a customer, we use the total amount of each order booked to compute the annual recurring value of revenue that we would recognize if the customer continues to renew all contractual subscriptions. For example, a contract for $3.0 million with a contractual term of three years would have ARR of $1.0 million as long as our customer uses our cloud platform. The chart below illustrates the total ARR of each cohort of customers who made their first purchase from us in a given fiscal year. By increasing ARR over time, we can significantly increase the return on our upfront sales and marketing investments. As a result, our financial performance will depend in part on the degree to which our follow-on sales strategies are successful.

Investing in Business Growth

Since our founding, we have invested significantly in growing our business. We have increased our headcount in recent years, from approximately 450 employees as of July 31, 2015, to approximately 600 employees as of July 31, 2016, to approximately 850 employees as of July 31, 2017, to approximately 950 employees as of January 31, 2018. We intend to continue to invest in our research and development organization to extend our technology leadership and enhance the functionality of our cloud platform. We also intend to continue to invest in development efforts to offer new solutions on our platform. In addition, we intend to continue dedicating resources to update and upgrade our existing solutions, by improving the reliability, availability and scalability of our platform, because of the importance of up-time of our inline architecture and the significant role we play in our customers’ IT solutions. Our commitment to enhancing our solutions is demonstrated by our investment in our research and development organization, and we expect to continue hiring to expand our organization.

We also intend to continue to invest significantly in sales and marketing to grow and train our sales force, broaden our brand awareness and expand and deepen our channel partner relationships. Although we have a channel sales model, we use a joint sales approach in which our sales force develops relationships directly with our customers, and together with our channel account teams, works with our channel partners on building our opportunity pipeline, driving customer demand, account penetration, account coordination, sales and overall market development. Our sales team is focused on increasing sales through our channel partners and not through direct sales to customers. We expand our reach and sales leverage through the relationships with our channel partners, who consist of global telecommunications service provider, system integrator and value-added reseller partners. We expect to continue investing in our channel partner relationships as we provide them with education, training and programs, including enabling them to independently sell our solutions. Our sales and marketing efforts are primarily intended to increase our revenues from customers derived through channel partners, and we do not expect that these investments will materially change the percentage of direct sales relative to sales through our channel partners. While these planned investments will increase our operating expenses in the short term, we believe that over the long term this joint sales strategy will help us to expand our customer base and grow our business. We also are investing in programs to increase recognition of our brand and solutions, including joint marketing activities with our channel partners and strategic partners.

In addition, we expect our general and administrative expenses to increase in absolute dollars for the foreseeable future to support our growth, as a result of additional costs associated with ongoing legal matters and related accruals, and in connection with accounting, compliance and investor relations as we become a public company.

While we expect our net loss to increase in fiscal 2018 as a result of these activities, we will balance these investments in future growth with a continued focus on managing our results of operations and investing judiciously. Accordingly, in the short term we expect these activities to increase our net losses, but in the long term we anticipate that these investments will positively impact our business and results of operations.

Our Business Model

To illustrate the economics of our customer relationships, we are providing a contribution margin analysis of the customers we acquired during fiscal 2015, which we refer to as the 2015 Cohort. We are only presenting annual periods within a three-year period to illustrate these economics as we generate revenue from contracts with typical durations ranging from one to three years. We believe the 2015 Cohort is a fair representation of our overall customer base because it reflects a broad and geographically distributed customer base as well as adoption of features we released prior to fiscal 2015.

We define contribution margin as ARR from the customer cohort at the end of a period, less the associated cost of revenue computed using the reported gross margin, and applicable sales and marketing expenses.

A significant majority of our sales and marketing expenses are dedicated to acquiring new customers and these costs are mainly associated with the newest cohort of customers in a given fiscal year. Our sales and marketing expenses in the first year of acquiring new customers include our reported sales and marketing expenses from our consolidated statements of operations, less the cost of our sales organization that is solely responsible for customer contract renewals, and our estimate of marketing expenses that are directed towards our existing customers. In subsequent years, to the extent such sales and marketing expenses are incurred to retain such customers, these expenses reduce our contribution margin. Accordingly, for sales and marketing expenses related to the cohort of customers included in the analysis below, we include our estimate of marketing expenses that are directed towards our existing customers, estimated sales commissions recognized for any additional subscriptions purchased by these customers, and an allocation of expenses related to our sales organization that is solely responsible for contract renewals of our existing customers.

For fiscal 2015, the 2015 Cohort represented $17.5 million in ARR and $32.8 million in estimated cost of revenue and related sales and marketing costs to acquire these customers, representing a computed contribution margin of (87%). In fiscal 2016 and 2017, the 2015 Cohort represented $21.1 million and $27.4 million, respectively, in ARR and $7.4 million and $8.6 million, respectively, in estimated cost of revenue and related costs to retain and expand these customers, representing a computed contribution margin of 65% and 68%, respectively.

2015 Customer Cohort Contribution Margin Computation

(in millions)

Key Business Metrics and Other Financial Measures

We review a number of operating and financial metrics, including the following key metrics, to measure our performance, identify trends, formulate business plans and make strategic decisions.

Dollar-Based Net Retention Rate

We believe that dollar-based net retention rate is a key metric to measure the long-term value of our customer relationships because it is driven by our ability to retain and expand the recurring revenue generated from our existing customers. Our dollar-based net retention rate compares the recurring revenue from a set of customers against the same metric for the prior 12-month period on a trailing basis. Because our customers have repeat buying patterns and the average term of our contracts is more than 12 months, we measure this metric over a set of customers who were with us as of the last day of the same reporting period in the prior fiscal year. Our dollar-based net retention rate includes customer attrition. We have not experienced a material increase in customer attrition rates in recent periods.

We calculate our dollar-based net retention rate as follows:

Denominator: To calculate our dollar-based net retention rate as of the end of a reporting period, we first establish the ARR from all active subscriptions as of the last day of the same reporting period in the prior fiscal year. This effectively represents recurring dollars that we expect in the next 12-month period from the cohort of customers that existed on the last day of the same reporting period in the prior fiscal year.

Numerator: We measure the ARR for that same cohort of customers representing all subscriptions based on confirmed customer orders booked by us as of the end of the reporting period.

Dollar-based net retention rate is obtained by dividing the numerator by the denominator. Our dollar-based net retention rate may fluctuate due to a number of factors, including the performance of our cloud platform, the rate of ARR expansion of our existing customers, potential changes in our rate of renewals and other risk factors described in this prospectus.

	Trailing 12 Months Ended July 31,			Trailing 12 Months Ended January 31, 2018
	2015	2016	2017
Dollar-based net retention rate	116%	115%	115%	122%

Calculated Billings

We believe that calculated billings is a key metric to measure our periodic performance. Calculated billings represents our revenue plus the change in deferred revenue in a period. Calculated billings in any particular period aims to reflect amounts invoiced for subscriptions to access our cloud platform, together with related support services related to our new and existing customers. We typically invoice our customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance.

Calculated billings increased 62% for fiscal 2017 over fiscal 2016, 44% for fiscal 2016 over fiscal 2015, and 55% for the six months ended January 31, 2018 over the six months ended January 31, 2017. As calculated billings continues to grow in absolute terms, we expect our calculated billings growth rate to trend down over time. We also expect that calculated billings will be affected by seasonality in terms of when we enter into agreements with customers; and the mix of billings in each reporting period as we typically invoice customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance. Refer to the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting Our Performance.”

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Calculated billings	$66,971	$96,458	$156,423	$69,387	$107,475

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP measures are useful in evaluating our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Non-GAAP Gross Profit and Non-GAAP Gross Margin

We define non-GAAP gross profit and non-GAAP gross margin as GAAP gross profit and GAAP gross margin, respectively, excluding stock-based compensation expense.

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Gross profit	$39,276	$60,198	$98,245	$43,768	$67,887
Add: Stock-based compensation expense included in cost of revenue	116	189	348	139	235

Non-GAAP gross profit	$39,392	$60,387	$98,593	$43,907	$68,122

Gross margin	73%	75%	78%	78%	80%
Non-GAAP gross margin (non-GAAP gross profit as a percentage of revenue)	73%	75%	78%	78%	80%

Non-GAAP Loss from Operations and Non-GAAP Operating Margin

We define non-GAAP loss from operations and non-GAAP operating margin as GAAP loss from operations and GAAP operating margin, respectively, excluding stock-based compensation expense and certain litigation-

related expenses. These excluded litigation-related expenses are professional fees and related costs incurred by us in defending against significant claims that we deem not to be in the ordinary course of our business and, if applicable, accruals related to estimated losses in connection with these claims. There are many uncertainties and potential outcomes associated with any litigation, including the expense of litigation, timing of such expenses, court rulings, unforeseen developments, complications and delays, each of which may affect our results of operations from period to period, as well as the unknown magnitude of the potential loss relating to any lawsuit, all of which are inherently subject to change, difficult to estimate and could adversely affect our results of operations.

	Year Ended July 31,						Six Months Ended January 31,
	2015		2016		2017		2017		2018
	(in thousands)
Loss from operations	$(12,418)		$(26,843)		$(35,073)		$(14,458)		$(17,676)
Add:
Stock-based compensation expense	1,561		3,617		9,919		6,750		3,797
Litigation-related expenses	—		—		5,827		520		3,776

Non-GAAP loss from operations	$(10,857)		$(23,226)		$(19,327)		$(7,188)		$(10,103)

Operating margin	(23%	)	(33%	)	(28%	)	(26%	)	(21%	)
Non-GAAP operating margin (non-GAAP loss from operations as a percentage of revenue)	(20%	)	(29%	)	(15%	)	(13%	)	(12%	)

Free Cash Flow and Free Cash Flow Margin

Free cash flow is a non-GAAP financial measure that we calculate as net cash used in operating activities less purchases of property and equipment and capitalized internal-use software. Free cash flow margin is calculated as free cash flow divided by revenue. We believe that free cash flow and free cash flow margin are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our operations that, after the investments in property and equipment and capitalized internal-use software, can be used for strategic initiatives, including investing in our business, and strengthening our financial position.

	Year Ended July 31,					Six Months Ended January 31,
	2015		2016		2017	2017		2018
	(in thousands)
Net cash used in operating activities	$(3,279)		$(11,916)		$(6,019)	$(2,554)		$(5,468)
Less: Purchases of property and equipment	(5,171)		(5,402)		(7,783)	(4,413)		(7,045)
Less: Capitalized internal-use software	(1,534)		(845)		(391)	—		(950)

Free cash flow	$(9,984)		$(18,163)		$(14,193)	$(6,967)		$(13,463)

Net cash used in operating activities (as a percentage of revenue)	(6%	)	(15%	)	(5% )	(4%	)	(7%	)
Less: Purchases of property and equipment (as a percentage of revenue)	(10%	)	(7%	)	(6% )	(8%	)	(8%	)
Less: Capitalized internal-use software (as a percentage of revenue)	(3%	)	(1%	)	—	—		(1%	)

Free cash flow margin	(19%	)	(23%	)	(11% )	(12%	)	(16%	)

Calculated Billings

Calculated billings is a non-GAAP financial measure that we believe is a key metric to measure our periodic performance. Calculated billings represents our total revenue plus the change in deferred revenue in a period. Calculated Billings in any particular period aims to reflect amounts invoiced for subscriptions to access our cloud platform, together with related support services related to our new and existing customers. We typically invoice our customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance.

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Revenue	$53,707	$80,325	$125,717	$56,209	$84,837
Add: Total deferred revenue, end of period	49,780	65,913	96,619	79,091	119,257
Less: Total deferred revenue, beginning of period	(36,516)	(49,780)	(65,913)	(65,913)	(96,619)

Calculated billings	$66,971	$96,458	$156,423	$69,387	$107,475

Components of Our Results of Operations

Revenue

We generate revenue primarily from sales of subscriptions to access our cloud platform, together with related support services. These subscription and related support services accounted for approximately 99% of our revenue for fiscal 2015, 2016 and 2017, and 99% and 98% for the six months ended January 31, 2017 and 2018, respectively. Our contracts with our customers do not at any time provide the customer with the right to take possession of the software that runs our cloud platform. Our customers may also purchase professional services, such as mapping, implementation, network design and training. Professional services account for an immaterial portion of our revenue.

We generate revenue from contracts with typical durations ranging from one to three years. We typically invoice our customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance. We recognize revenue ratably over the life of the contract. Amounts that have been invoiced are recorded in deferred revenue, or they are recorded in revenue if the revenue recognition criteria have been met. Subscriptions that are invoiced annually in advance or multi-year in advance represent a significant portion of our short-term and long-term deferred revenue in comparison to invoices issued quarterly in advance or monthly in advance. Accordingly, we cannot predict the mix of invoicing schedules in any given period.

We generally experience seasonality in terms of when we enter into agreements with our customers. We typically enter into a higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in our second and fourth fiscal quarters. However, because we recognize revenue ratably over the terms of our subscription contracts, a substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to agreements that we entered into during previous periods. Consequently, increases or decreases in new sales or renewals in any one period may not be immediately reflected as revenue for that period. Any downturn in sales, however, may negatively affect our revenue in future periods. Accordingly, the effect of downturns in sales and market acceptance of our platform, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods.

Cost of Revenue

Cost of revenue includes expenses related to operating our cloud platform in data centers, depreciation of our data center equipment, related overhead costs and the amortization of our capitalized internal-use software. Cost of revenue also includes employee-related costs, including salaries, bonuses, stock-based compensation expense and employee benefit costs associated with our customer support and cloud operations organizations.

As our customers expand and increase the use of our cloud platform driven by additional applications and connected devices, our cost of revenue will increase due to higher bandwidth and data center expenses. However, we expect to continue to benefit from economies of scale as our customers increase the use of our cloud platform. We intend to continue to invest additional resources in our cloud platform and our customer support organizations as we grow our business. The level and timing of investment in these areas could affect our cost of revenue in the future.

Gross Profit and Gross Margin

Gross profit, or revenue less cost of revenue, and gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by various factors, including the timing of our acquisition of new customers and our renewals of and follow-on sales to existing customers, the data center and bandwidth costs associated with operating our cloud platform, the extent to which we expand our customer support and cloud operations organizations and the extent to which we can increase the efficiency of our technology, infrastructure and data centers through technological improvements. We expect our gross profit to increase in absolute dollars and our gross margin to increase modestly over the long term, although our gross margin could fluctuate from period to period depending on the interplay of all of these factors.

Operating Expenses

Our operating expenses consist of sales and marketing, research and development and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, stock-based compensation expense and, with respect to sales and marketing expenses, sales commissions that are recognized as expenses. Operating expenses also include overhead costs for facilities, IT and depreciation expense.

Sales and Marketing

Sales and marketing expenses consist primarily of employee compensation and related expenses, including salaries, bonuses and benefits for our sales and marketing employees, sales commissions that are recognized as expenses over the period of benefit, stock-based compensation expense, marketing programs, travel and entertainment expenses, expenses for conferences and events and allocated overhead costs. We capitalize our sales commissions and associated payroll taxes and recognize them as expenses over the estimated period of benefit. The amount recognized in our sales and marketing expenses reflects the amortization of cost previously deferred as attributable to each period presented in this prospectus, as described below under “—Critical Accounting Policies and Estimates.” We intend to continue to make significant investments in our sales and marketing organization to drive additional revenue, further penetrate the market and expand our global customer base. As a result, we expect our sales and marketing expenses to increase in absolute dollars and to be our largest operating expense category for the foreseeable future. In particular, in fiscal 2018, we expect to invest in growing and training our sales force, broadening our brand awareness and expanding and deepening our channel partner relationships. However, we expect our sales and marketing expenses to decrease as a percentage of our revenue over the long term, although our sales and marketing expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.

Research and Development

Our research and development expenses support our efforts to add new features to our existing offerings and to ensure the reliability, availability and scalability of our solutions. Our cloud platform is software-driven, and our research and development teams employ software engineers in the design, and the related development, testing, certification and support, of these solutions. Accordingly, a majority of our research and development expenses result from employee-related costs, including salaries, bonuses and benefits, stock-based compensation expense and costs associated with technology tools used by our engineers. We expect our research and development expenses to continue to increase in absolute dollars for the foreseeable future, particularly in fiscal 2018, as we continue to invest in research and development efforts to enhance the functionality of our cloud platform, improve the reliability, availability and scalability of our platform and access new customer markets. However, we expect our research and development expenses to decrease as a percentage of our revenue over the long term, although our research and development expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses.

General and Administrative

General and administrative expenses consist primarily of employee-related costs, including salaries and bonuses, stock-based compensation expense and employee benefit costs for our finance, legal, human resources and administrative personnel, as well as professional fees for external legal services (including certain litigation-related expenses), accounting and other consulting services. These excluded litigation-related expenses, recognized in general and administrative expenses, are professional fees and related costs incurred by us in defending against significant claims that we deem not to be in the ordinary course of our business and, if applicable, accruals related to estimated losses in connection with these claims. We expect our general and administrative expenses to increase in absolute dollars for the foreseeable future, in particular in fiscal 2018, due to additional costs associated with accounting, compliance, insurance and investor relations as we become a public company, and due to ongoing legal matters and related accruals, certain of which are described in further detail in Note 5 to our consolidated financial statements included elsewhere in this prospectus. However, we expect our general and administrative expenses to decrease as a percentage of our revenue over the long term, although our general and administrative expenses may fluctuate as a percentage of our revenue from period to period due to the timing and extent of these expenses. In particular, litigation-related expenses related to significant litigation claims may result in significant fluctuations from period to period as they are inherently subject to change and difficult to estimate.

Other Income (Expense), Net

Other income (expense), net consists primarily of foreign currency transaction gains and losses, income earned on our cash equivalents, and interest earned on outstanding notes receivable extended to certain current and former employees who early exercised their stock options. For more information on these notes receivable, please see Note 8 to our consolidated financial statements included elsewhere in this prospectus.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business, as well as state income taxes in the United States. We have not recorded any U.S. federal income tax expense. We have recorded deferred tax assets for which we provide a full valuation allowance, which includes net operating loss carryforwards and tax credits. We expect to maintain this full valuation allowance for the foreseeable future as it is more likely than not that some or all of those deferred tax assets may not be realized based on our history of losses.

Results of Operations

The following tables set forth our consolidated results of operations for the periods presented in dollars and as a percentage of our revenue:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Revenue	$53,707	$80,325	$125,717	$56,209	$84,837
Cost of revenue(1)	14,431	20,127	27,472	12,441	16,950

Gross profit	39,276	60,198	98,245	43,768	67,887

Operating expenses:
Sales and marketing(1)	32,191	56,702	79,236	34,912	54,038
Research and development(1)	15,034	20,940	33,561	17,174	17,992
General and administrative(1)	4,469	9,399	20,521	6,140	13,533

Total operating expenses	51,694	87,041	133,318	58,226	85,563

Loss from operations	(12,418)	(26,843)	(35,073)	(14,458)	(17,676)
Other income (expense), net	(181)	(127)	490	196	409

Loss before income taxes	(12,599)	(26,970)	(34,583)	(14,262)	(17,267)
Provision for income taxes	233	468	877	367	646

Net loss	$(12,832)	$(27,438)	$(35,460)	$(14,629)	$(17,913)

(1)	Includes stock-based compensation expense as follows:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Cost of revenue	$116	$189	$348	$139	$235
Sales and marketing	611	1,574	2,794	1,236	1,770
Research and development	648	1,025	5,574	4,925	892
General and administrative	186	829	1,203	450	900

Total stock-based compensation expense	$1,561	$3,617	$9,919	$6,750	$3,797

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
Percentage of Revenue Data:
Revenue	100%	100%	100%	100%	100%
Cost of revenue	27	25	22	22	20

Gross margin	73	75	78	78	80

Operating expenses:
Sales and marketing	60	70	63	62	64
Research and development	28	26	27	31	21
General and administrative	8	12	16	11	16

Total operating expenses	96	108	106	104	101

Loss from operations	(23)	(33)	(28)	(26)	(21)
Other income (expense), net	—	(1)	—	1	1

Loss before income taxes	(23)	(34)	(28)	(25)	(20)
Provision for income taxes	1	—	—	1	1

Net loss	(24%)	(34%)	(28%)	(26%)	(21%)

Comparison of Six Months Ended January 31, 2017 and 2018

Revenue

	Six Months Ended January 31,		Change
	2017	2018	$	%
	(in thousands)
Revenue	$56,209	$84,837	$28,628	51%

Revenue increased by $28.6 million, or 51%, for the six months ended January 31, 2018, compared to the six months ended January 31, 2017. The increase in revenue was attributable to the addition of new customers, which contributed $12.9 million, as we increased our customer base by 14% from January 31, 2017 to January 31, 2018. The remainder of the increase in revenue was attributable to an increase in users and sales of additional subscriptions to existing customers as reflected by our dollar-based net retention rate of 122% for the trailing 12 months ended January 31, 2018.

Cost of Revenue and Gross Margin

	Six Months Ended January 31,		Change
	2017	2018	$	%
	(in thousands)
Cost of revenue	$12,441	$16,950	$4,509	36%
Gross margin	78%	80%

Cost of revenue increased by $4.5 million, or 36%, for the six months ended January 31, 2018, compared to the six months ended January 31, 2017. The overall increase in cost of revenue was driven by expanded use of our cloud platform by existing and new customers. The increase in cost of revenue was due to an increase in employee-related expenses of $1.2 million, which was driven by a 26% increase in headcount in our customer support and cloud operations organizations from January 31, 2017 to January 31, 2018. The overall increase in cost of revenue was also attributable to a $0.5 million increase in depreciation and amortization expense and a $1.3 million increase in data center colocation expense related to hosting and operating our cloud platform.

Gross margin increased from 78% during the six months ended January 31, 2017 to 80% during the six months ended January 31, 2018. The increase in gross margin was driven by an increase in revenue and was also due in part to the increased efficiency of our technology, infrastructure and data centers enabled by technological improvements, even as our customers expanded their use of our cloud platform.

Operating Expenses

Sales and Marketing

	Six Months Ended January 31,		Change
	2017	2018	$	%
	(in thousands)
Sales and marketing	$34,912	$54,038	$19,126	55%

Sales and marketing expenses increased by $19.1 million, or 55%, for the six months ended January 31, 2018, compared to the six months ended January 31, 2017. The increase was primarily driven by $15.6 million in increased employee-related costs due to a 43% increase in headcount in our sales and marketing organization from January 31, 2017 to January 31, 2018, and includes a $3.2 million increase in sales commissions that were recognized as expenses. The remainder of the increase was primarily attributable to increased expenses of $0.9 million in travel and entertainment and $2.1 million for training, conferences and overhead costs.

Research and Development

	Six Months Ended January 31,		Change
	2017	2018	$	%
	(in thousands)
Research and development	$17,174	$17,992	$818	5%

Research and development expenses increased by $0.8 million, or 5%, for the six months ended January 31, 2018, compared to the six months ended January 31, 2017 as we continued to develop and enhance the functionality of our cloud platform. Research and development expenses in the six months ended January 31, 2017 included $4.4 million in stock-based compensation expense recognized in November 2016 associated with a one-time secondary stock purchase transaction executed between certain of our employees and certain of our affiliated stockholders, including entities controlled by Jay Chaudhry, our president, chief executive officer and chairman of the board of directors, and Lane Bess, a member of our board of directors. Refer to Note 13 to our consolidated financial statements included elsewhere in this prospectus for more information regarding this transaction. Excluding this transaction, the increase in research and development expenses was primarily driven by a 22% increase in headcount from January 31, 2017 to January 31, 2018, which resulted in additional expenses of $4.5 million in employee-related costs. The remainder of the increase was primarily attributable to professional services to support our expanded research and development efforts.

General and Administrative

	Six Months Ended January 31,		Change
	2017	2018	$	%
	(in thousands)
General and administrative	$6,140	$13,533	$7,393	120%

General and administrative expenses increased by $7.4 million, or 120%, for the six months ended January 31, 2018, compared to the six months ended January 31, 2017. The increase was driven by $3.6 million in increased legal expenses related to ongoing legal matters and related accruals, including $0.7 million related to our ongoing legal proceeding with Finjan, as further discussed in Note 5 to our consolidated financial statements included elsewhere in this prospectus. Additionally, we incurred an increase of $3.3 million in employee-related costs, including an increase of $2.8 million in salaries, bonus and benefits driven by increased headcount as we prepare to operate as a public company and an increase of $0.5 million in stock-based compensation expense.

Other Income (Expense), Net

	Six Months Ended January 31,		Change
	2017	2018	$	%
	(in thousands)
Other income (expense), net	$196	$409	$213	109%

Other income (expense), net increased by $0.2 million, or 109%, for the six months ended January 31, 2018, compared to the six months ended January 31, 2017. The increase was primarily driven by fluctuations in foreign currency transaction gains and losses and increased interest income from our investments in money market funds for the six months ended January 31, 2018, compared to the six months ended January 31, 2017.

Provision for Income Taxes

	Six Months Ended January 31,		Change
	2017	2018	$	%
	(in thousands)
Provision for income taxes	$367	$646	$279	76%

Our provision for income taxes increased by $0.3 million, or 76%, for the six months ended January 31, 2018, compared to the six months ended January 31, 2017, primarily related to income taxes in foreign tax jurisdictions. Our tax expense of $0.4 million and $0.6 million for the six months ended January 31, 2017 and 2018, respectively, was attributable to our foreign operations.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017, or the Tax Act, was enacted. The Tax Act contains several key tax provisions that affect us, including, but not limited to, reducing the U.S. federal corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017, imposing a one-time repatriation tax on deemed repatriated earnings and changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. We have not completed our accounting assessment for the effects of the Tax Act; however, based on our initial assessment, we have determined that the Tax Act did not have a material impact on our consolidated financial statements in our fiscal quarter ending January 31, 2018. We currently maintain a full valuation allowance recorded against our U.S. federal deferred tax assets and we anticipate incurring a loss in fiscal 2018. As such, the remeasurement of the deferred tax assets and related valuation allowance is not expected to have a material impact to the financial statements in fiscal 2018, other than disclosures in our year-end financial statements. Refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus for further information regarding income taxes.

Our tax provision for interim periods is determined using an estimate of our annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, we update our estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, we make a cumulative adjustment in such period.

Our quarterly tax provision, and estimate of our annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, changes in how we do business, and tax law developments. Our estimated effective tax rate for the year differs from the U.S. statutory rate of 26.9% primarily due to the benefit of a portion of our earnings being taxed at rates lower than the U.S. statutory rate.

While we believe our current valuation allowance is sufficient, we assess the need for an adjustment to the valuation allowance on a quarterly basis. The assessment is based on our estimates of future sources of taxable income for the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable. In the event we determine that we will be able to realize all or part of our net deferred tax assets in the future, the valuation allowance will be reversed in the period in which we make such determination. The release of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which it is reversed.

Comparison of Fiscal 2016 and Fiscal 2017

Revenue

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
Revenue	$80,325	$125,717	$45,392	57%

Revenue increased by $45.4 million, or 57%, for fiscal 2017, compared to fiscal 2016. The increase in revenue was due to the addition of new customers, which contributed $15.6 million, as we increased our customer base by 14% from July 31, 2016 to July 31, 2017. The remainder of the increase in revenue was attributable to an increase in users and sales of additional subscriptions to existing customers as reflected by our dollar-based net retention rate of 115% as of July 31, 2017.

Cost of Revenue and Gross Margin

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
Cost of revenue	$20,127	$27,472	$7,345	36%
Gross margin	75%	78%

Cost of revenue increased by $7.3 million, or 36%, for fiscal 2017, compared to fiscal 2016. The increase in cost of revenue was driven by expanded use of our cloud platform by existing and new customers, which resulted in increased data center costs. It was also due to an increase in employee-related expenses of $3.1 million, which was driven by a 37% increase in headcount in our customer support and cloud operations organizations from July 31, 2016 to July 31, 2017. The increase in cost of revenue was also attributable to a $1.8 million increase in depreciation and amortization expense and a $1.4 million increase in data center colocation expense related to hosting and operating our cloud platform.

Gross margin increased from 75% during fiscal 2016 to 78% during fiscal 2017. The increase in gross margin was driven by an increase in revenue and was also due in part to the increased efficiency of our technology, infrastructure and data centers enabled by technological improvements, even as our customers expanded their use of our cloud platform.

Operating Expenses

Sales and Marketing

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
Sales and marketing	$56,702	$79,236	$22,534	40%

Sales and marketing expenses increased by $22.5 million, or 40%, for fiscal 2017, compared to fiscal 2016. The increase was primarily driven by $17.2 million in increased employee-related costs due to a 41% increase in headcount in our sales and marketing organization from July 31, 2016 to July 31, 2017, and includes a

$2.3 million increase in sales commissions that were recognized as expenses. The remainder of the increase was primarily attributable to increased expenses of $2.2 million in travel and entertainment and $2.3 million for training, conferences, advertising and overhead costs.

Research and Development

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
Research and development	$20,940	$33,561	$12,621	60%

Research and development expenses increased by $12.6 million, or 60%, for fiscal 2017, compared to fiscal 2016 as we continued to develop and enhance the functionality of our cloud platform. The increase was primarily driven by a 31% increase in research and development headcount from July 31, 2016 to July 31, 2017, which resulted in additional expenses of $10.4 million in employee-related costs, including an increase of $4.4 million in stock-based compensation expense from a one-time secondary stock purchase transaction that was executed among certain of our employees and certain of our affiliated stockholders, including entities controlled by Jay Chaudhry, our president, chief executive officer and chairman of the board of directors, and Lane Bess, a member of our board of directors. See Note 13 to our consolidated financial statements included elsewhere in this prospectus for more information regarding this transaction. The remainder of the increase was primarily attributable to other expenses that increased as we expanded our research and development efforts.

General and Administrative

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
General and administrative	$9,399	$20,521	$11,122	118%

General and administrative expenses increased by $11.1 million, or 118%, for fiscal 2017, compared to fiscal 2016. The increase was primarily driven by $4.4 million in increased employee-related costs, including an increase of $3.1 million in salaries, bonus and benefits driven by increased headcount as we prepare to operate as a public company and an increase of $0.4 million in stock-based compensation expense. Additionally, our legal expenses increased by $5.5 million due to ongoing legal matters and related accruals, including $2.5 million related to our ongoing legal proceeding with Finjan, as further discussed in Note 5 to our consolidated financial statements included elsewhere in this prospectus. The remainder of the increase was primarily due to increased expenses of $1.3 million for third-party accounting and consulting services.

Other Income (Expense), Net

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
Other income (expense), net	$(127)	$490	$617	486%

Other income (expense), net increased by $0.6 million, or 486%, for fiscal 2017, compared to fiscal 2016. The increase was primarily driven by fluctuations in foreign currency transaction gains and losses and increased interest income from our investments in money market funds for fiscal 2017, compared to fiscal 2016.

Provision for Income Taxes

	Year Ended July 31,		Change
	2016	2017	$	%
	(in thousands)
Provision for income taxes	$468	$877	$409	87%

We recorded a provision for income taxes of $0.5 million and $0.9 million in fiscal 2016 and 2017, respectively. Our effective tax rate of (1.7%) and (2.5%) in fiscal 2016 and 2017, respectively, differs from the U.S. statutory federal income tax rate of 34% due to an increase in the valuation allowance against our U.S. federal and state deferred tax assets, as well as the benefit of our foreign income being taxed at different rates than the U.S. statutory rate. Our provision for income taxes increased by $0.4 million, or 87%, for fiscal 2017, compared to fiscal 2016, primarily related to income taxes in foreign tax jurisdictions in relation to income from foreign operations.

As of July 1, 2017, we had an immaterial amount of net deferred tax assets, which was mainly comprised of U.S. federal and state net operating loss carryovers. Our U.S. federal and state deferred tax assets are subject to a full valuation allowance to reflect uncertainties about whether we will be able to utilize the deferred tax assets before they expire.

While we believe our current valuation allowance is sufficient, we assess the need for an adjustment to the valuation allowance on a quarterly basis. The assessment is based on our estimates of future sources of taxable income for the jurisdictions in which we operate and the periods over which our deferred tax assets will be realizable. In the event we determine that we will be able to realize all or part of our net deferred tax assets in the future, the valuation allowance will be reversed in the period in which we make such determination. The release of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which it is reversed.

Comparison of Fiscal 2015 and Fiscal 2016

Revenue

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
Revenue	$53,707	$80,325	$26,618	50%

Revenue increased by $26.6 million, or 50%, for fiscal 2016, compared to fiscal 2015. The increase in revenue was due to the addition of new customers, which contributed $9.7 million, as we increased our customer base by 19% from July 31, 2015 to July 31, 2016. The remainder of the increase in revenue was attributable to an increase in users and sales of additional subscriptions to existing customers as reflected by our dollar-based net retention rate of 115% as of July 31, 2016.

Cost of Revenue and Gross Margin

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
Cost of revenue	$14,431	$20,127	$5,696	39%
Gross margin	73%	75%

Cost of revenue increased by $5.7 million, or 39%, for fiscal 2016, compared to fiscal 2015. The increase in cost of revenue was driven by expanded use of our cloud platform by existing and new customers, which resulted in increased data center costs. It was also due to an increase in employee-related costs of $1.2 million, which was driven by a 32% increase in headcount in our customer support and cloud operations organizations from July 31, 2015 to July 31, 2016. The increase in cost of revenue was also attributable to a $1.6 million increase in depreciation and amortization expense, a $1.7 million increase in data center colocation expense related to operating our cloud platform, and a $0.9 million increase in third-party consulting expenses.

Gross margin increased from 73% during fiscal 2015 to 75% during fiscal 2016. The increase in gross margin was driven by an increase in revenue and was also due in part to the increased efficiency of our technology, infrastructure and data centers enabled by technological improvements, even as our customers expanded their use of our cloud platform.

Operating Expenses

Sales and Marketing

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
Sales and marketing	$32,191	$56,702	$24,511	76%

Sales and marketing expenses increased by $24.5 million, or 76%, for fiscal 2016, compared to fiscal 2015. The increase was primarily driven by $17.2 million in increased employee-related costs, including increases of $1.0 million for stock-based compensation expense and $2.7 million in sales commissions that were recognized as expenses. The increase was primarily attributable to a 39% increase in headcount in our sales and marketing organization from July 31, 2015 to July 31, 2016. The remainder of the increase was primarily due to increased expenses of $3.0 million in travel and entertainment and $3.8 million for conferences, events, advertising and overhead costs.

Research and Development

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
Research and development	$15,034	$20,940	$5,906	39%

Research and development expenses increased by $5.9 million, or 39%, for fiscal 2016, compared to fiscal 2015, as we continued to develop and enhance the functionality of our cloud platform. The increase was primarily driven by an increase of $3.9 million for employee-related costs as our headcount increased by 23% from July 31, 2015 to July 31, 2016. The remainder of the increase was primarily due to increased expenses of $0.4 million for third-party technology services, and $0.8 million for overhead costs, partially offset by a $0.7 million decrease in expenses from fiscal 2015 to fiscal 2016 as a result of higher capitalized internal-use software development costs.

General and Administrative

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
General and administrative	$4,469	$9,399	$4,930	110%

General and administrative expenses increased by $4.9 million, or 110%, for fiscal 2016, compared to fiscal 2015. The increase was primarily driven by an increase in employee-related costs of $3.7 million, including an increase of $0.6 million for stock-based compensation expense. The remainder of the increase was primarily due to increased expenses of $1.1 million for third-party accounting, consulting and legal expenses.

Other Income (Expense), Net

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
Other income (expense), net	$(181)	$(127)	$54	30%

Other income (expense), net increased by $0.1 million, or 30%, for fiscal 2016, compared to fiscal 2015. The increase was primarily driven by fluctuations in foreign currency transaction gains and losses, increased interest income generated from outstanding notes receivable extended to certain current and former employees who early exercised their stock options and, to a lesser extent, from income on our investments in money market funds.

Provision for Income Taxes

	Year Ended July 31,		Change
	2015	2016	$	%
	(in thousands)
Provision for income taxes	$233	$468	$235	101%

Provision for income taxes increased by $0.2 million, or 101%, for fiscal 2016, compared to fiscal 2015, primarily related to income taxes in foreign tax jurisdictions in relation to income from foreign operations.

Quarterly Results of Operations and Other Data

The following table sets forth our unaudited quarterly statements of operations data for each of the quarters indicated. The unaudited quarterly statements of operations data set forth below have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for any quarter are not necessarily indicative of results to be expected for a full year or any other period. The following quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	October 31, 2015	January 31, 2016	April 30, 2016	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018
	(in thousands)
Revenue	$17,132	$18,876	$20,748	$23,569	$26,782	$29,427	$32,964	$36,544	$39,861	$44,976
Cost of revenue(1)	4,512	4,772	5,309	5,534	5,926	6,515	6,997	8,034	8,271	8,679

Gross profit	12,620	14,104	15,439	18,035	20,856	22,912	25,967	28,510	31,590	36,297

Operating expenses:
Sales and marketing(1)	13,028	13,071	15,286	15,317	17,116	17,796	20,689	23,635	26,928	27,110
Research and development(1)	4,664	4,958	5,785	5,533	6,141	11,033	7,778	8,609	8,809	9,183
General and administrative(1)	1,665	2,134	2,488	3,112	2,753	3,387	5,061	9,320	7,130	6,403

Total operating expenses	19,357	20,163	23,559	23,962	26,010	32,216	33,528	41,564	42,867	42,696

Loss from operations	(6,737)	(6,059)	(8,120)	(5,927)	(5,154)	(9,304)	(7,561)	(13,054)	(11,277)	(6,399)
Other income (expense), net	(16)	26	(88)	(49)	113	83	183	111	168	241

Loss before income taxes	(6,753)	(6,033)	(8,208)	(5,976)	(5,041)	(9,221)	(7,378)	(12,943)	(11,109)	(6,158)
Provision for income taxes	62	94	129	183	200	167	184	326	289	357

Net loss	$(6,815)	$(6,127)	$(8,337)	$(6,159)	$(5,241)	$(9,388)	$(7,562)	$(13,269)	$(11,398)	$(6,515)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	October 31, 2015	January 31, 2016	April 30, 2016	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018
	(in thousands)
Cost of revenue	$43	$41	$56	$49	$51	$88	$106	$103	$109	$126
Sales and marketing	315	293	412	554	515	721	762	796	785	985
Research and development	225	232	316	252	274	4,651	306	343	398	494
General and administrative	86	125	211	407	184	266	412	341	441	459

Total stock-based compensation expense	$669	$691	$995	$1,262	$1,024	$5,726	$1,586	$1,583	$1,733	$2,064

Percentage of Revenue Data:

	Three Months Ended
	October 31, 2015	January 31, 2016	April 30, 2016	July 31, 2016	October 31, 2016	January 31, 2017	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	26	25	26	23	22	22	21	22	21	19

Gross margin	74	75	74	77	78	78	79	78	79	81

Operating expenses:
Sales and marketing	76	69	73	66	64	61	63	65	67	60
Research and development	27	27	28	23	23	37	24	23	22	21
General and administrative	10	11	12	13	10	12	15	26	18	14

Total operating expenses	113	107	113	102	97	110	102	114	107	95

Loss from operations	(39)	(32)	(39)	(25)	(19)	(32)	(23)	(36)	(28)	(14)
Other income (expense), net	—	—	(1)	—	—	1	1	—	—	—

Loss before income taxes	(39)	(32)	(40)	(25)	(19)	(31)	(22)	(36)	(28)	(14)
Provision for income taxes	1	—	—	1	1	1	1	—	1	—

Net loss	(40%)	(32%)	(40%)	(26%)	(20%)	(32%)	(23%)	(36%)	(29%)	(14%)

Quarterly Revenue Trends

Revenue increased sequentially in each of the quarters presented primarily due to our addition of new customers, as well as an increase in users and sales of additional subscriptions to existing customers. We generally experience seasonality in terms of when we receive orders from our customers. We typically receive a higher percentage of orders from new customers, as well as renewal orders from existing customers, in our second and fourth fiscal quarters. However, because we recognize revenue ratably over the term of our subscription contracts, a substantial portion of the revenue that we report in each period is attributable to the recognition of deferred revenue relating to orders that we received during previous periods. Consequently, increases or decreases in new sales or renewals in any one period may not be immediately reflected in our revenue for that period and may negatively affect our revenue in future periods. Accordingly, the effect of downturns in sales and market acceptance of our cloud platform, and potential changes in our rate of renewals, may not be fully reflected in our results of operations until future periods.

Quarterly Cost of Revenue Trends

Cost of revenue increased sequentially in each of the quarters presented, primarily driven by expanded use of our cloud platform by existing and new customers, which resulted in increased data center costs. Such increases were also due to an expansion in our customer support and cloud operations organizations to support our growth.

Quarterly Gross Margin Trends

The overall increase in gross margin over the course of the periods presented was enabled by an increase in revenue and was due in part to the increased efficiency of our technology, infrastructure and data centers through technological improvements, even as our customers expanded their use of our cloud platform. The sequential decrease in gross margin in the quarter ended April 30, 2016 was primarily due to additional investments in our customer support and cloud operations organizations. The sequential decrease in gross margin in the quarter ended July 31, 2017 was primarily due to certain one-time bandwidth charges.

Quarterly Operating Expense Trends

Operating expenses generally have increased sequentially in every fiscal quarter primarily due to increases in headcount and other related expenses to support our growth. We intend to continue to make significant investments in our sales and marketing organization, and sales and marketing expenses increased as we expanded our sales team to acquire new customers to drive growth in our revenue. We also intend to invest in research and development efforts to add new features to and enhance the functionality of our existing cloud platform, and to ensure the reliability, availability and scalability of our solutions. The increase in research and development expenses, and therefore net loss, in the quarter ended January 31, 2017 was primarily due to an increase of $4.4 million in stock-based compensation expense from a one-time secondary stock purchase transaction that was executed among certain of our employees and certain of our affiliated stockholders, including entities controlled by Jay Chaudhry, our president, chief executive officer and chairman of the board of directors, and Lane Bess, a member of our board of directors. Additionally, the increase in general and administrative expenses, and therefore net loss, in the fiscal quarters ended July 31, 2017, October 31, 2017 and January 31, 2018 was primarily due to ongoing legal matters and related accruals and also due to costs incurred for preparing to be a public company. We anticipate that in future fiscal quarters, the majority of our research and development expenses will result from employee-related costs and from technology tools used by our engineers in research and development activities. General and administrative expenses increased in recent fiscal quarters due to costs related to ongoing legal matters and related accruals and preparing to be a public company, a trend that we expect to continue for the foreseeable future.

Liquidity and Capital Resources

To date, we have financed our operations principally through private placements of our equity securities, as well as payments received from customers using our cloud platform and services. As of January 31, 2018, we had cash and cash equivalents of $71.6 million. Our cash and cash equivalents primarily consist of highly liquid investments in money market funds, including overnight investments. We have generated significant operating losses from our operations as reflected in our accumulated deficit of $180.4 million as of January 31, 2018 and negative cash flows from operations. We expect to continue to incur operating losses and generate negative cash flows from operations for the foreseeable future due to the investments we intend to make as described above, and as a result we may require additional capital resources to execute strategic initiatives to grow our business.

We believe that our existing cash and cash equivalents will be sufficient to fund our operating and capital needs for at least the next 12 months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary as a result of, and our future capital requirements, both near-term and long-term, will depend on, many factors, including our growth rate, the timing and extent of spending to support our research and development efforts, the expansion of sales and marketing and international operating activities, the timing of new introductions of solutions or features, and the continuing market acceptance of our services. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, operating results and financial condition would be adversely affected.

We typically invoice our customers annually in advance, and to a lesser extent quarterly in advance, monthly in advance or multi-year in advance. Therefore, a substantial source of our cash is from such prepayments, which are included on our consolidated balance sheets as a contract liability. Deferred revenue consists of the unearned portion of billed fees for our subscriptions, which is subsequently recognized as revenue in accordance with our revenue recognition policy. As of January 31, 2018, we had deferred revenue of $119.3 million, of which $107.9 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met. Subscriptions that are invoiced annually in advance or multi-year in advance contribute significantly to our short-term and long-term deferred revenue in comparison to our invoices issued quarterly in advance or monthly in advance. Accordingly, we cannot predict the mix of invoicing schedules in any given period.

The following table summarizes our cash flows for the periods presented:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
	(in thousands)
Net cash used in operating activities	$(3,279)	$(11,916)	$(6,019)	$(2,554)	$(5,468)
Net cash used in investing activities	$(595)	$(6,647)	$(8,342)	$(4,413)	$(7,995)
Net cash provided by (used in) financing activities	$85,615	$27,563	$9,497	$1,381	$(2,946)

Operating Activities

Net cash used in operating activities during the six months ended January 31, 2018 was $5.5 million, which resulted from a net loss of $17.9 million, adjusted for non-cash charges of $13.5 million and net cash outflow of $1.1 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $3.9 million for depreciation and amortization expense, $5.9 million for amortization of deferred contract acquisition costs and $3.8 million for stock-based compensation expense. The net cash outflow from changes in operating assets and liabilities was primarily the result of an $8.5 million increase in accounts receivable due to higher billings and timing of collections from our customers, a $11.2 million increase in deferred contract acquisition costs as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions, a $1.1 million increase in prepaid expenses and other assets and a $3.0 million net decrease in accounts payable, accrued expenses and other liabilities and accrued compensation, offset by a $22.6 million increase in deferred revenue.

Net cash used in operating activities during the six months ended January 31, 2017 was $2.6 million, which resulted from a net loss of $14.6 million, adjusted for non-cash charges of $13.8 million and net cash outflow of $1.7 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $3.3 million for depreciation and amortization expense, $3.8 million for amortization of deferred contract acquisition costs and $6.8 million for stock-based compensation expense. The net cash outflow from changes in operating assets and liabilities was primarily the result of a $7.2 million increase in accounts receivable due to higher billings and timing of collections from our customers, a $7.4 million increase in deferred contract acquisition costs as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions and a $1.5 million increase in prepaid expenses and other assets, offset by a $13.2 million increase in deferred revenue and a $1.2 million net increase in accounts payable, accrued expenses and other liabilities and accrued compensation.

Net cash used in operating activities during fiscal 2017 was $6.0 million, which resulted from a net loss of $35.5 million, adjusted for non-cash charges of $25.1 million and net cash inflow of $4.3 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $6.8 million for depreciation and amortization expense, $8.5 million for amortization of deferred contract acquisition costs and $9.9 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $30.7 million increase in deferred revenue from advance invoicing in accordance with our subscription contracts and an aggregate of $10.2 million increase in prepaid expenses, accounts payable, accrued expenses and other liabilities and accrued compensation. The cash inflow was partially offset by a $22.0 million cash outflow from increased deferred contract acquisition costs as our sales commission payments increased due to the addition of new customers and expansion of our existing customer subscriptions, and a $14.6 million increase in accounts receivable due to increased billings from our growing customer base which resulted in an overall increased accounts receivable balance.

Net cash used in operating activities during fiscal 2016 was $11.9 million, which resulted from a net loss of $27.4 million, adjusted for non-cash charges of $13.9 million, and net cash inflow of $1.6 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $4.9 million for depreciation and amortization expense, $5.5 million for amortization of deferred contract acquisition costs and $3.6 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $16.1 million increase in deferred revenue from advance invoicing in accordance with our subscription contracts and an aggregate $5.2 million increase in accounts payable, accrued compensation and accrued expenses and other liabilities. The cash inflows were partially offset by cash outflows resulting from a $13.5 million increase in deferred contract acquisition costs as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions, and a $6.2 million increase in accounts receivable due to increased billings from our growing customer base which resulted in an overall increased accounts receivable balance.

Net cash used in operating activities during fiscal 2015 was $3.3 million, which resulted from a net loss of $12.8 million, adjusted for non-cash charges of $8.3 million, and net cash inflow of $1.2 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of $2.9 million for depreciation and amortization expense, $4.0 million for amortization of deferred contract acquisition costs and $1.6 million for stock-based compensation expense. The net cash inflow from changes in operating assets and liabilities was primarily the result of a $13.3 million increase in deferred revenue from advance invoicing in accordance with our subscription contracts, and an aggregate $1.3 million increase in accounts payable, accrued compensation and accrued expenses and other liabilities. The cash inflows were partially offset by cash outflows resulting from a $6.9 million increase in deferred contract acquisition costs as our sales commission payments increased due to addition of new customers and expansion of our existing customer subscriptions, a $1.7 million increase in prepaid expenses and other assets and a $4.7 million increase in accounts receivables due to lower collections.

Investing Activities

Net cash used in investing activities during the six months ended January 31, 2017 and 2018 of $4.4 million and $8.0 million, respectively, resulted primarily from capital expenditures for our cloud platform.

Net cash used in investing activities during fiscal 2016 and 2017 of $6.6 million and $8.3 million, respectively, resulted primarily from capital expenditures for our cloud platform.

Net cash used in investing activities during fiscal 2015 of $0.6 million resulted primarily from $6.7 million in capital expenditures for our cloud platform, partially offset by a $6.1 million sale of short-term investments.

Financing Activities

Net cash used in financing activities of $2.9 million during the six months ended January 31, 2018 was primarily due to $3.1 million in repurchases of common stock related to early exercised stock options and $2.9 million in payments of deferred offering costs related to this offering, partially offset by $0.9 million in proceeds from early exercised stock options and $2.2 million in proceeds from the exercise of stock options.

Net cash provided by financing activities of $1.4 million during the six months ended January 31, 2017 was primarily due to $1.0 million in proceeds from the exercise of stock options and $0.4 million in proceeds from repayments of notes receivable for the exercise of stock options.

Net cash provided by financing activities of $9.5 million during fiscal 2017 was primarily due to $3.0 million in proceeds from the exercise of stock options, $4.7 million in proceeds from the early exercise of stock options and $1.9 million in proceeds from repayments of notes receivable for the exercise of stock options.

Net cash provided by financing activities of $27.6 million during fiscal 2016 was primarily due to $25.0 million of proceeds from the issuance of preferred stock.

Net cash provided by financing activities of $85.6 million during fiscal 2015 was primarily due to $84.7 million of proceeds from the issuance of preferred stock.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations as of January 31, 2018:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in thousands)
Operating leases	$8,082	$2,977	$4,588	$517	$—
Non-cancelable purchase obligations	9,820	8,175	1,615	30	—
Data center contracts	9,573	4,717	4,556	300	—

Total	$27,475	$15,869	$10,759	$847	$—

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Purchase orders issued in the ordinary course of business are not included in the table above, as our purchase orders represent authorizations to purchase rather than binding agreements.

Off-Balance Sheet Arrangements

As of January 31, 2018, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures About Market Risk

We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest Rate Risk

Our cash and cash equivalents primarily consist of cash on hand and highly liquid investments in money market funds, including overnight investments. As of January 31, 2018, we had cash and cash equivalents of $71.6 million. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. However, due to the short-term nature of our investment portfolio, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

Foreign Currency Risk

The vast majority of our sales contracts are denominated in U.S. dollars, with a small number of contracts denominated in foreign currencies. A portion of our operating expenses are incurred outside the United States, denominated in foreign currencies and subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound, Indian Rupee and Euro. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of operations. As the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, as well as related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We elected to early adopt Accounting Standards Codification Topic 606, Revenue From Contracts With Customers, or ASC 606, effective August 1, 2017, using the full retrospective transition method. Under this method, we are presenting the consolidated financial statements for fiscal 2015, 2016 and 2017, as if ASC 606 had been effective for those periods.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. To achieve the core principle of this new standard, we apply the following five steps:

1) Identify the contract with a customer

We consider the terms and conditions of the contracts and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the contract is approved, we can identify each party’s rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer to have the ability and intent to pay, and the contract has commercial substance. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. Our performance obligations consist of (i) our subscription and support services and (ii) professional and other services.

3) Determine the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price, or SSP.

5) Recognize revenue when or as we satisfy a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. Revenue is recognized when control of the services is transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those services. We generate all our revenue from contracts with customers.

Subscription and Support Revenue

We generate revenue primarily from sales of subscriptions to access our cloud platform, together with related support services to our customers. Arrangements with customers do not provide the customer with the right to take possession of our software operating our cloud platform at any time. Instead, customers are granted continuous access to our cloud platform over the contractual period. A time-elapsed output method is used to measure progress because we transfer control evenly over the contractual period. Accordingly, the fixed consideration related to subscription and support revenue is generally recognized on a straight-line basis over the contract term beginning on the date that our service is made available to the customer.

The typical subscription and support term is one to three years. Most of our contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause if we fail to perform in accordance with the contractual terms. Some of our customers have the option to purchase additional subscription and support services at a stated price. These options generally do not provide a material right as they are priced at our SSP.

Professional and Other Services Revenue

Professional and other services revenue consists of fees associated with providing deployment advisory services that educate and assist our customers on the best use of our solutions, as well as advise customers on best practices as they deploy our solution. These services are distinct from subscription and support services. Professional services do not result in significant customization of the subscription service. Revenue from professional services provided on a time and materials basis is recognized as the services are performed. Total professional and other services revenue has historically been insignificant.

Contracts with Multiple Performance Obligations

Most of our contracts with customers contain multiple promised services consisting of (i) our subscription and support services and (ii) professional and other services that are distinct and accounted for separately. The transaction price is allocated to the separate performance obligations on a relative SSP basis. We determine SSP based on our overall pricing objectives, taking into consideration the type of subscription and support services and professional and other services, the geographical region of the customer and the number of users.

Variable Consideration

Revenue from sales is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price is constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue will not occur when the uncertainty is resolved.

If our services do not meet certain service level commitments, our customers are entitled to receive service credits, and in certain cases, refunds, each representing a form of variable consideration. We have not historically experienced any significant incidents affecting the defined levels of reliability and performance as required by our subscription contracts. Accordingly, any estimated refunds related to these agreements in the consolidated financial statements were not material during the periods presented.

We provide rebates and other credits within our contracts with certain customers which are estimated based on the most likely amounts expected to be earned or claimed on the related sales transaction. Overall, the transaction price is reduced to reflect our estimate of the amount of consideration to which we are entitled based on the terms of the contract. Estimated rebates and other credits were not material during the periods presented.

Contract Balances

Contract liabilities consist of deferred revenue and include payments received in advance of performance under the contract. Such amounts are recognized as revenue over the contractual period.

We receive payments from customers based upon contractual billing schedules; accounts receivable are recorded when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically 30 days. Contract assets include amounts related to our contractual right to consideration for both completed and partially completed performance obligations that may not have been invoiced and such amounts have been insignificant to date.

Costs to Obtain and Fulfill a Contract

We capitalize sales commissions and associated payroll taxes paid to internal sales personnel that are incremental to the acquisition of channel partner and direct customer contracts. These costs are recorded as deferred contract acquisition costs on the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract.

Sales commissions for renewal of a contract are not considered commensurate with the commissions paid for the acquisition of the initial contract given the substantive difference in commission rates in proportion to their respective contract values. Commissions paid upon the initial acquisition of a contract are amortized over an estimated period of benefit of five years while commissions paid for renewal contracts are amortized over the contractual term of the renewals. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. We determine the period of benefit for commissions paid for the acquisition of the initial contract by taking into consideration the expected subscription term and expected renewals of our customer contracts, the duration of our relationships with customers, customer retention data, our technology development life cycle and other factors. Management exercises judgment to determine the period of benefit to amortize contract acquisition costs by considering factors such as expected renewals of customer contracts, duration of customer relationships and our technology development life cycle. Although we believe that the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. Amortization of deferred contract acquisition costs is included in sales and marketing expense in the consolidated statements of operations. We periodically review these deferred costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred contract acquisition costs.

Stock-Based Compensation

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model and a single option award approach. Stock-based compensation expense is recognized over the requisite service period of the awards, which is generally four years.

During fiscal 2015, 2016 and 2017, we recognized stock-based compensation expense, net of estimated forfeitures. We used historical data to estimate pre-vesting forfeitures and recorded stock-based compensation expense only for those grants that were expected to vest. On August 1, 2017, we adopted Accounting Standard Update No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. In accordance with ASU 2016-09, we have elected to account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited and adjusting the estimate when it is no longer probable that the employee will fulfill the service condition. Adoption of this provision during our first quarter of fiscal 2018 resulted in a cumulative-effect adjustment to accumulated deficit of $0.4 million, net of tax, as of the date of adoption.

Additionally, upon adoption of ASU 2016-09, on a modified retrospective basis, the previously unrecognized excess tax benefits of $0.9 million as of July 31, 2017 were recorded as an increase of U.S. federal and state deferred tax assets, which was substantially offset by our valuation allowance. Prospectively, all excess tax benefits and deficiencies will be recognized in the income statement as a component of our income tax expense or benefit. Further, we will present excess tax benefits as an operating activity in the consolidated statements of cash flows on a prospective basis. For the six months ended January 31, 2018, the net excess tax benefits related to equity awards was not material.

We also assess the impact of recording stock-based compensation expense when certain of our affiliated stockholders purchase shares from our employees in excess of fair value of such shares. We recognize any such excess value as stock-based compensation expense in our consolidated statements of operations. During fiscal 2017, we recorded $4.4 million in stock-based compensation expense from a one-time secondary stock purchase transaction that was executed among certain of our employees and certain of our affiliated stockholders, including entities controlled by Jay Chaudhry, our president, chief executive officer and chairman of the board of directors, and Lane Bess, a member of our board of directors. Stock-based compensation expense related to non-employee stock options was immaterial to our consolidated statements of operations for the periods presented.

Our use of the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed in “Common Stock Valuations” below.

•

Expected Term. The expected term represents the period that our stock-based awards are expected to be outstanding. The expected term assumptions were determined based on the vesting terms, exercise terms and contractual lives of the options. The expected term was estimated using the simplified method allowed under SEC guidance.

•

Volatility. Since we do not have a trading history of our common stock, the expected volatility is determined based on the historical stock volatilities of our comparable companies. Comparable companies consist of public companies in our industry, which are similar in size, stage of life cycle and financial leverage. We intend to continue to apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be used in the calculation.

•

Risk-Free Interest Rate. We base the risk-free interest rate used in the Black-Scholes option pricing model on the implied yield available on U.S. Treasury zero-coupon issues with a remaining term equivalent to that of the options for each expected term.

•

Dividend Yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. As we have no history of paying any dividends, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes option pricing model to determine the fair value of our stock options:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
Expected term (in years)	4.6	4.6	4.6	4.6	4.6
Expected stock price volatility	38.8%	43.6% - 45.2%	41.4% - 43.3%	43.3%	40.4%-41.5%
Risk-free interest rate	1.2% - 1.7%	1.1% - 1.6%	1.1% - 2.0%	1.1%-1.6%	1.7%-2.6%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimation process, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors, after considering contemporaneous third-party valuations and input from management. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed at periodic intervals by unrelated third-party valuation firms;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	the lack of marketability of our common stock;

•	our actual and expected operating and financial performance;

•	current business conditions and projections;

•	our hiring of key personnel and the experience of our management;

•	our history and the timing of the introduction of new services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies;

•	secondary stock transactions, including a one-time secondary stock purchase transaction that was executed among certain of our employees and certain of our affiliated stockholders, including entities controlled by Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, and Lane Bess, a member of our board of directors; and

•	U.S. and global capital markets conditions.

The valuations performed by unrelated third-party specialists were just one factor used by our board of directors to assist with the valuation of the common stock.

In valuing our common stock, the fair value of our business, or enterprise value, was determined using both the income approach and market approach. The income approach estimates value based on the expectation of future cash flows that a company will generate. These future cash flows are discounted to their present values using a discount rate based on the capital rates of return for venture-backed early stage companies and is adjusted to reflect the risks inherent in our cash flows. The market approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market value multiple is determined and then applied to the subject company’s financial results to estimate the value of the subject company.

The resulting equity value was then allocated to each class of stock using an Option Pricing Model, or OPM, and Probability Weighted Expected Return Method, or PWERM. The OPM treats common stock and convertible preferred stock as call options on an enterprise value, with exercise prices based on the liquidation preference of our convertible preferred stock. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after our convertible preferred stock is liquidated. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict and thus creates highly speculative forecasts. PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when discrete future outcomes can be predicted at a relatively high confidence level with a probability distribution. Discrete future outcomes considered under the PWERM include an initial public offering, or IPO, as well as non-IPO market based outcomes. Determining the fair value of the enterprise using the PWERM requires us to develop assumptions and estimates for both the probability of an IPO liquidity event and non-IPO outcomes, as well as the values we expect those outcomes could yield. We apply significant judgment in developing these assumptions and estimates, primarily based upon the enterprise value we determined using the market approach, our knowledge of the business and our reasonable expectations of discrete outcomes occurring. After the equity value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of common stock. A DLOM is applied based on the theory that as an owner of a private company stock, the stockholder has limited opportunities to sell this stock and any such sale would involve significant transaction costs, thereby reducing overall fair market value.

Our assessments of the fair value of common stock for grant dates between the dates of the valuations were based in part on the current available financial and operational information and the common stock value provided in the most recent valuation as compared to the timing of each grant. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Upon completion of this offering, our common stock will be publicly traded and will therefore be subject to potentially significant fluctuations in the market price. Increases and decreases in the market price of our common stock will also increase and decrease the fair value of our stock-based awards granted in future periods.

Income Taxes

We are subject to federal, state and local taxes in the United States as well as in other tax jurisdictions or countries in which we conduct business. Earnings generated by our non-U.S. activities are related to applicable transfer pricing requirements under local country income tax laws. We account for uncertain tax positions based on those positions taken or expected to be taken in a tax return. We determine if the amount of available support indicates that it is more likely than not that the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. We then measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement.

We have a full valuation allowance for our net deferred tax assets generated from our U.S. operations. We will continue to assess the need for such valuation allowance on our deferred tax assets by evaluating both positive and negative evidence that may exist. Any adjustment to the deferred tax asset valuation allowance would be recorded in the periods in which the adjustment is determined to be required.

On December 22, 2017, the U.S. government enacted the Tax Act, which makes significant changes to the U.S. tax code. The Tax Act contains several key tax provisions that affect us, including, but not limited to, reducing the U.S. federal corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017, imposing a one-time repatriation tax on deemed repatriated earnings and changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. On December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act, or SAB 118, which provides guidance on accounting for the Tax Act’s impact and allows registrants to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

We have not completed our accounting assessment for the effects of the Tax Act; however, based on our initial assessment, we have determined that the Tax Act did not have a material impact on our consolidated financial statements in our fiscal quarter ending January 31, 2018, the period in which the legislation was enacted. We currently maintain a full valuation allowance recorded against our U.S. federal deferred tax assets and we anticipate incurring a loss in fiscal 2018. As such, the remeasurement of the deferred tax assets and related valuation allowance is not expected to have a material impact to the financial statements in fiscal 2018, other than disclosures in our year-end financial statements. Because of our full valuation allowance, there is no tax expense associated with the one-time transition tax. We expect to complete our assessment within the measurement period in accordance with SAB 118.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recently Issued Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included elsewhere in this prospectus for more information regarding recently issued accounting pronouncements.

BUSINESS

Mission Statement

Our mission is to empower organizations to realize the full potential of the cloud and mobility by securely connecting users to applications from any device, anywhere.

Overview

Zscaler was incorporated in 2007, during the early stages of cloud adoption and mobility, based on a vision that the internet would become the new corporate network as the cloud becomes the new data center. We predicted that with rapid cloud adoption and increasing workforce mobility, traditional perimeter security approaches would provide inadequate protection for users and data and an increasingly poor user experience. We pioneered a security cloud that represents a fundamental shift in the architectural design and approach to network security.

Enterprise applications are rapidly moving to the cloud to achieve greater IT agility, a faster pace of innovation and lower costs. Organizations are increasingly relying on internet destinations for a range of business activities, adopting new external SaaS applications for critical business functions and moving their internally managed applications to the public cloud, or IaaS. Enterprise users now expect to be able to seamlessly access applications and data, wherever they are hosted, from any device, anywhere in the world. We believe these trends are indicative of the broader digital transformation agenda, as businesses increasingly succeed or fail based on their IT outcomes.

We believe that securing the on-premises corporate network to protect users and data is becoming increasingly irrelevant in a cloud and mobile-first world where organizations depend on the internet, a network they do not control and cannot secure, to access critical applications that power their businesses. We pioneered a new approach to security that connects the right user to the right application, regardless of network. Our cloud platform, which delivers security as a service, eliminates the need for traditional on-premises security appliances that are difficult to maintain and require compromises between security, cost and user experience. Our cloud platform incorporates the security functionality needed to enable users to safely utilize authorized applications and services based on an organization’s policies. Our solution is a purpose-built, multi-tenant, distributed cloud security platform that secures access for users and devices to applications and services, regardless of location.

Zscaler offers two principal cloud services:

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Zscaler Internet Access securely connects users to externally managed applications, including SaaS applications and internet destinations, regardless of device or location. Our ZIA solution sits between users and the internet and is designed to ensure malware does not reach the user and valuable corporate data does not leak out. Our ZIA solution enforces access based on granular access control policies, inspects unencrypted and encrypted internet traffic inline for malware and advanced threats and prevents data leakage.

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Zscaler Private Access offers authorized users secure and fast access to internally managed applications hosted in enterprise data centers or the public cloud. Our ZPA solution’s highly innovative architecture does not expose the identity or location of these applications and provides only the necessary and appropriate levels of access. While traditional remote access solutions, such as VPNs, connect a user to the corporate network, our ZPA solution connects a specific user to a specific application, without bringing the user on the network, resulting in better security.

Before our platform, the corporate data center served as the central hub of IT security, with a physical network perimeter used to separate corporate users, devices and applications from the internet. Today, the network perimeter consists of appliances that have become fundamentally less effective as applications, data, users and devices rapidly move off the corporate network, making the notion of a corporate perimeter obsolete. In a world where more companies are shifting their most critical IT assets to the cloud, cloud-first security is required. Our architecture is vastly different from the traditional “hub-and-spoke” corporate perimeter, where traffic from branch offices is routed to centralized data centers for security scanning and policy enforcement before reaching its destination. In contrast, our security cloud sits between an organization’s users and devices, and the internet, inspecting traffic. Our solutions enable customers to set policies that follow users, so a consistent level of protection is applied no matter where users are located or how they are connected to the internet. We provide all of this security at scale, processing almost 40 billion internet requests per day during our peak period over the past six months. Our platform eliminates the need for organizations to buy and manage a variety of appliances that need to be maintained by a large number of highly skilled security personnel, who are expensive and in increasingly short supply.

Our multi-tenant architecture is distributed across over 100 data centers globally, which allows us to secure users across 185 countries. Each day, we block over 100 million threats and perform over 120,000 unique security updates. Our customers benefit from the network effect of our growing cloud because once a new threat is detected, it can be blocked for users across our entire customer base within minutes.

Our customers protect their users by routing their internet traffic through our cloud platform. Some of the largest enterprises and government agencies in the world rely on our solutions to help them accelerate their move to the cloud. We have over 2,800 customers across all major geographies, with an emphasis on larger organizations, and we currently count over 200 of the Forbes Global 2000 as customers. Our customers span every major industry, including airlines and transportation, conglomerates, consumer goods and retail, financial services, healthcare, manufacturing, media and communications, public sector and education, technology and telecommunications services.

Although we have a channel sales model, we use a joint sales approach in which our sales force develops relationships directly with our customers and engages at senior levels within IT organizations. We amplify our sales presence and effectiveness by leveraging our network of global telecommunications service provider, system integrator and value-added reseller partners. Many of these channel partners engage at the C-level to discuss strategic network transformation and cloud migration projects, and we work with these channel partners to deliver security solutions to their most important enterprise customers. Our service provider partners include BT Telecommunications plc, Deutsche Telekom AG, Orange S.A. and Verizon Communications Inc. Our systems integrator partners include, Deloitte LLP and HCL America, Inc. We work with high-touch value-added resellers to broaden our reach to mid-market customers. Our channel partner relationships provide us with significant leverage in sales and marketing and help us pursue our market opportunity.

We have experienced significant growth, with revenue increasing from $53.7 million in fiscal 2015 to $80.3 million in fiscal 2016 to $125.7 million in fiscal 2017, representing year-over-year revenue growth of 50% and 57%, respectively. Our revenue increased from $56.2 million for the six months ended January 31, 2017 to $84.8 million for the six months ended January 31, 2018, representing a period-over-period revenue growth of 51%. Our net loss increased from $12.8 million in fiscal 2015 to $27.4 million in fiscal 2016 to $35.5 million in fiscal 2017. Our net loss also increased from $14.6 million for the six months ended January 31, 2017 to $17.9 million for the six months ended January 31, 2018. We expect we will continue to incur net losses for the foreseeable future.

Industry Background

Traditional security approaches focused on establishing a perimeter around the corporate network

For over 30 years, IT security focused on protecting an organization by establishing a perimeter to secure the corporate network. This approach was based on the premise that all enterprise users, data and applications resided on the corporate network. To meet the requirements of this approach, organizations:

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Deployed a “castle-and-moat” security approach where the corporate network was the “castle” that was surrounded by a “moat” of security appliances. To allow traffic in and out of the “castle,” organizations created internet gateways that provide a drawbridge across the “moat.” These gateways initially consisted of a network firewall to establish a physical perimeter separating the internet from users, data and applications. As internet traffic increased and cyberattacks became more sophisticated, the “moat” was expanded to include new appliances to form an outbound gateway to enable users to access the internet.    This gateway, or DMZ, was comprised of URL filtering, anti-virus, data loss prevention and sandbox appliances. In addition to outbound internet gateways, organizations introduced inbound gateways to bring remote users into the corporate network. Inbound gateways generally consist of load balancers, DDoS protection, firewalls and VPN concentrators.

Internet Gateways

Under the legacy approach, internet and VPN traffic must

pass through a DMZ consisting of multiple appliances

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Built a “hub-and-spoke” network architecture that required traffic from branch offices to be routed to centralized data centers.    Due to the expense of purchasing and maintaining security appliances, many organizations built only a small number of internet gateways (“hubs”) and routed traffic from branch offices across wide area network links (“spokes”) through these gateways to apply security checks and access controls. The procurement of MPLS services which are used to transmit this traffic between branches and centralized data centers represents a large portion of enterprise IT budgets. A significant portion of this spend is related to the need to apply security scanning and policy enforcement at a central corporate data center after aggregating inbound and outbound internet traffic from multiple branch locations. To provide access to mobile and remote users, organizations also deployed VPNs, which added a new ephemeral type of “spoke,” further increasing the sprawl and complexity of the “hub-and-spoke” network.

Cloud and mobility offer opportunities while also introducing new challenges for enterprises

Organizations are undergoing a massive shift in their IT strategies. The adoption of cloud applications and infrastructure, explosion of internet traffic volumes and shift to mobile-first computing enhance business agility and have become a strategic imperative for CIOs. According to a McKinsey & Company survey, large enterprise adoption of the public cloud as the primary environment for at least one workload type will jump from 10% in 2015 to 51% in 2018. Organizations are embracing these trends to empower business users, increase speed of deployment, create new customer experiences, reengineer business processes and find new opportunities for growth. At the same time, it is difficult for enterprises to embrace these trends with the traditional “castle-and-moat” security architecture because it introduces several key IT challenges:

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Growing use of the cloud and the internet creates gaps in security coverage. Enterprise applications are increasingly moving from being hosted in on-premises data centers within the corporate network to SaaS applications hosted in the public cloud, such as Microsoft Azure, Amazon Web Services and Google Cloud Platform. The growing use of the public cloud can significantly increase business risk, as security policies that are consistently applied within the traditional corporate network either cannot be enforced or are easily circumvented in a cloud environment. Employees may directly connect to the internet or cloud applications from a personal or corporate device outside of the corporate network, bypassing traditional network security appliances and exposing the user to potential cyberattacks. Infected users can then introduce viruses and malware onto the corporate network when they return to the workplace or connect to the network remotely. Additionally, users can access cloud applications without approval and in violation of corporate security policies, further increasing the surface area for potential attacks. According to an NTT Communications survey of decision makers, 77% of respondents have used a third-party cloud application without the approval or knowledge of their IT departments.

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Microsoft Office 365 strains network capacity and data center infrastructure. Unlike other SaaS applications that are used intermittently or by specific departments, Microsoft Office 365 moves many of an organization’s most heavily used applications, such as Exchange and SharePoint, to the cloud. As companies continue to adopt cloud office solutions, such as Microsoft Office 365, the increase in associated internet traffic can potentially overwhelm the existing network and security infrastructure. Pervasive, enterprise-wide cloud applications such as Microsoft Office 365 change network usage by adding up to eight or more persistent internet connections per user, and increasing an organization’s internet traffic by up to 28% for Outlook alone, based on case studies and support documentation published by Microsoft.

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Workforce mobility makes every user a potential source of security vulnerability. The shift towards an increasingly mobile workforce has caused employees to demand easy and fast access to the internet and on-premises and cloud applications, regardless of device or location. To permit access for their mobile employees, organizations have typically relied on VPNs, which grant the user access to the corporate network instead of just the application that is requested. This creates increased points of vulnerability, because a single compromised VPN user can expose the entire corporate network.

These challenges are exacerbated by an increasingly severe cyber threatscape

Today’s sophisticated hackers, motivated by financial, criminal and terrorist objectives, are exploiting the gaps left by existing network security approaches with increasingly sophisticated and evolving threats. The growing dependence on the internet has increased exposure to malicious or compromised websites that lure users to unsuspectingly download malware and botnets. According to Mozilla Firefox, over 60% of browser-based internet traffic is encrypted using Secure Socket Layer, or SSL. In addition, according to research derived from ThreatLabZ, our security research arm, the use of SSL encryption is increasing rapidly and has become one of the most effective tactics used by hackers to avoid detection by existing appliances and bypass the defenses of an overwhelmed network security infrastructure. According to the Computer Crime and Intellectual Property Section of the DOJ, more than 4,000 ransomware attacks have occurred every day since the beginning of 2016, a 300% increase over 2015, and we expect this number to continue to rise. As a result, organizations are more exposed than ever to today’s hackers and cyberattacks.

The traditional perimeter security approach is the principal reason enterprises struggle to realize the true benefits of cloud and mobility

When users are mobile, working remotely or in branch offices, and the applications they use are in the cloud, routing traffic back across a “hub-and-spoke” network to the data center for access and security controls provides a poor user experience. To deliver a fast user experience, traffic needs to be routed directly to the internet. Routing traffic directly to the internet, while maintaining access and security controls, may require deployment of hundreds, if not thousands, of internet gateways, which would be prohibitively expensive to purchase, deploy and manage. Even if organizations made these investments, this would create a false sense of security as traditional appliances were designed to protect the on-premises network and are limited in their ability to detect and prevent the increasing number and diversity of sophisticated threats in the cloud.

The traditional perimeter security approach has the following limitations:

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Poor user experience: Backhauling traffic through traditional dedicated Wide Area Network, or WAN, techniques, such as MPLS or leased lines and the serial processing of traffic by network security appliances introduces latency that results in a poor user experience.

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Security tradeoffs: The traditional stack of security appliances in a data center or branch office is limited by its processing power, which forces organizations to make compromises between the number of appliances they can afford and the level of inspection they can perform. As the majority of internet traffic is now encrypted, this tradeoff is increasingly risky as organizations often do not have or do not utilize SSL decryption on their appliances and are therefore blind to a large proportion of their traffic. In addition, security appliances come from a heterogeneous array of vendors and are not designed to share threat information, leading to a severe limitation in the level of threat detection and prevention.

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Cost: Routing traffic over a dedicated WAN to a centralized gateway is expensive to purchase, maintain and manage. In addition, appliances require significant capital expenditures for both initial purchases and ongoing refresh cycles.

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Complexity: Deploying, integrating and maintaining numerous gateways, each of which is a collection of heterogeneous network and security appliances, each with separate management and reporting systems, is resource intensive and complex to manage. This complexity leads to reduced reliability of the networking and security infrastructure.

A new approach to security is needed

The adoption of cloud and mobility requires a new approach to secure users and data regardless of the network. The “castle-and-moat” security approach was effective when users, applications and devices resided on the corporate network, and the organization could be protected by securing the corporate network. However, as enterprise applications move to the cloud, users move off the corporate network and new threat types emerge, the stacks of security appliances protecting the corporate network increasingly lose relevance and effectiveness. In a cloud-enabled and mobile-first world, security must be pervasive across the internet and capable of protecting users who directly access the cloud without connecting to a specific corporate network. Similarly, instead of the “castle-and-moat” approach where security is only applied if the user is on the network, security needs to be abstracted from the on-premises corporate network such that policies securely connect the right user to the right application regardless of device, location or network.

Further, a security platform that provides comprehensive security and also allows organizations to fully benefit from the cloud and mobility trends must provide the following:

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Secure access for all applications and data. Organizations need to be able to provide seamless access to internet destinations, SaaS applications and internally managed line-of-business applications hosted in corporate data centers or in the public cloud.

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Protection for all users on all devices, regardless of location. Organizations must be able to support the changing ways in which employees work. An effective solution must support all users accessing the internet using corporate and personally owned devices, anywhere in the world, while applying consistent policies.

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Comprehensive security without tradeoffs between security, performance and budget. A comprehensive security platform needs to provide security across all ports and protocols and for all content, without compromising on performance, accessibility or budget.

•	Unbounded scale to support growing internet traffic. An effective security solution needs to be able to scale with an organization’s demands and provide globally consistent security.

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Extensible platform to adapt to changing technical and business requirements. Security innovations need to accelerate to combat the growth of increasingly sophisticated cyberattacks, and an effective security platform must be able to quickly adapt to a changing threat landscape and security needs by rapidly adopting new technologies and techniques.

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Elimination of certain network security costs and ease of management. A true security solution for the cloud must also have the economic benefits of a cloud platform. The solution should eliminate certain network security costs with little to no ongoing maintenance.

Our Solution

Our security cloud, which is distributed across more than 100 data centers around the world, helps organizations accelerate their IT transformation to the cloud. This enables the secure migration of applications from the corporate data center to the cloud and from a legacy “hub-and-spoke” network to a modern direct-to-cloud architecture. Our approach applies policies set by an organization to securely connect the right user to the right application, regardless of the network. Unlike traditional “hub-and-spoke” architectures, where traffic is backhauled over dedicated WANs to centralized gateways, our solution allows traffic to be routed locally and securely to the internet over broadband and cellular connections. We offer two principal cloud services:

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Our ZIA solution securely connects users to externally managed applications, including SaaS applications and internet destinations, regardless of device, location or network. Our ZIA solution sits between users and the internet and is designed to ensure malware does not reach the user and valuable corporate data does not leak out. Our ZIA solution enforces access based on granular access control policies, inspects unencrypted and encrypted internet traffic inline for malware and advanced threats and prevents data leakage.

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Our ZPA solution offers authorized users secure and fast access to internally managed applications hosted in enterprise data centers or the public cloud. Our ZPA solution’s highly innovative architecture does not expose the identity or location of these applications and provides only the necessary and appropriate levels of access. While traditional remote access solutions, such as VPNs, connect a user to the corporate network, our ZPA solution connects a specific user to a specific application, without bringing the user on the network, resulting in better security.

Fast, Secure Access to the Internet and Applications

Key benefits:

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Better user experience. With our direct-to-cloud architecture, users connect to the nearest Zscaler data center, taking the shortest path to the application or internet destination, resulting in a fast user experience. Our integrated ZIA solution scans and inspects packets, performing multiple threat prevention techniques in a single pass, as opposed to serial processing performed by existing network security appliances, which introduces incremental latency. We have also established direct network connections within data centers with many of the top internet providers, SaaS companies and service providers to accelerate application performance through our cloud. Our ZPA solution dynamically selects the optimal path to provide fast and seamless access to internally-managed applications without the overhead of VPNs.

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Improves security and reduces business risk. Our cloud platform was designed so that policies set by an organization follow the user to provide identical protection whether they connect from the corporate office, hotel or coffee shop when accessing the internet, SaaS and internally-managed applications hosted in the data center or public cloud. Our ZIA solution was designed to provide full inline inspection of internet traffic, including full SSL inspection, and performs real-time threat correlation using multiple techniques for better threat prevention. The scale of our global cloud provides us with a network effect that delivers insight into advanced and zero-day threats as they emerge. Unlike traditional remote access technologies, such as VPNs, our ZPA solution decouples the application from the network and connects each application to each authorized user based on granular policies. By employing secure outbound connections and never exposing the location of the application, our ZPA solution significantly reduces the attack surface and shuts down a commonly exploited vulnerability. All of this results in superior security for organizations as they embrace the cloud and mobility.

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Eliminates certain network security costs. Our solutions result in significant cost savings for our customers when compared to appliance-based architectures, and they also provide our customers with significant network infrastructure cost savings. With our integrated security platform and the ability of our platform to enable traffic to be locally routed to the internet, our solutions eliminate the cost of buying and managing multiple network security appliances and MPLS backhaul costs over a WAN for our customers. Our subscription model results in costs shifting from capital expenditures to operating expenditures, which reduces upfront outlays, and allows our customers to scale their security requirements as their needs grow. Furthermore, we centrally manage and maintain the full security solution portfolio for our customers, reducing their need to hire and retain increasingly scarce and expensive security personnel. Lastly, we offer pricing calculated on a per user basis instead of based on traffic volume, which is the common approach to legacy appliance pricing. Therefore, even during times of peak internet traffic our pricing remains constant for our customers.

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Simplicity. Our solution delivers the functions of a traditional internet gateway as a cloud service. This significantly reduces the complexity and personnel required as compared to managing a traditional appliance-based security approach. Getting started with our platform is as simple as forwarding traffic to our security cloud, and once it is deployed, we help simplify the entire enterprise network topology by minimizing the need for “hub-and-spoke” networks and related hardware infrastructure.

Competitive Strengths

Our competitive strengths include:

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Security platform purpose-built for the cloud and designed for rapid innovation. In order to achieve the performance and scalability necessary to deliver a highly reliable and available service that sits in the data path of our customers, we developed many core technologies, including a proprietary TCP/IP stack, which are protected by over 100 issued and pending patents. Our highly differentiated multi-tenant distributed cloud security platform enables the rapid development and delivery of new offerings. In the past few years, we introduced several cloud services, including Cloud Sandbox, Cloud Firewall, Bandwidth Control and ZPA, which are disrupting major product categories. Furthermore, the architecture of our platform and the scale of our global operations create an opportunity for us to open up our cloud security platform to third party developers and applications, further extending our platform’s functionality and increasing the value of the platform.

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Pioneer and market leader for cloud security with an established brand. We are a globally recognized leader in cloud security. In 2015, we were recognized by Forrester as a leader in “The Forrester WaveTM: SaaS Web Content Security, Q2 2015” report. We were also awarded Best Cloud Computing Security Solution by SC Magazine in 2016, and we have won numerous other industry awards.

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Proven operational excellence as a mission critical cloud service. We built the Zscaler platform over nine years and with over 600 person years of development effort. We have accumulated deep insights in designing and operating a highly available, scalable and resilient cloud infrastructure. Operating a service like ours requires years of experience running a globally distributed cloud that takes traffic from users across 185 countries and connects them to internet and cloud destinations with high availability and fast response times. To do so requires significant learning across network architecture and design, optimization of internet peering, event monitoring, continuous updates without interruption and enabling true elasticity of performance across rapidly changing customer workloads. Since 2014, our platform has received ISO 27001 certification, and we are in the process of becoming Federal Risk and Authorization Management Program, or FedRAMP, certified to serve the U.S. government as a Cloud Service Partner. As a purpose-built cloud platform, we continuously push security updates at a rate that cannot be matched by traditional security appliance architecture.

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Scalable go-to-market strategy driving C-level engagement. We believe we have a differentiated go-to-market strategy that delivers a higher level of engagement with senior leaders within the IT organization. Although we have a channel sales model, we use a joint sales approach in which our sales force develops relationships directly with our customers, and together with our network of global telecommunications service provider, system integrator and value-added reseller partners, works on account penetration, account coordination, sales and overall market strategy. We have established and continue to develop long-standing relationships with global telecommunications service provider partners, including BT Telecommunications plc, Deutsche Telekom AG, Orange S.A. and Verizon Communications Inc. In addition, we have and are expanding our relationships with system integrators, including, Deloitte LLP and HCL America, Inc. Each relationship entails significant technical interoperability and rigorous performance testing of our cloud infrastructure, education and training of our channel partners’ marketing and sales professionals, support integration and alignment of pricing strategies. These channel partners are engaging at the C-level to discuss strategic network transformation and cloud migration projects, and we work with these channel partners to deliver security solutions to their most important enterprise customers. We have spent many years building these deeply entrenched relationships, and we expect to generate increasing sales leverage from this investment.

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Experienced management team and deep security expertise. Our management team has extensive cloud, network and security domain expertise with a proven track record of growing and running businesses at scale. Our president, chief executive officer and chairman of our board of directors, Jay Chaudhry, is a security industry pioneer and an accomplished entrepreneur, having founded and built several companies. In addition, we have invested significantly to establish ThreatLabZ, which provides deep insight and leading-edge research into emerging security threats. We believe our ThreatLabZ team, coupled with their access to the broad data set from our global cloud operations, differentiates us from our competitors because we can leverage an aggregate view of the almost 40 billion internet requests, per day during our peak period over the past six months, to identify new and emerging threats as they occur and deliver protection faster.

Market Opportunity

As applications are moving to the cloud, the corporate network is transforming from a “hub-and-spoke” to a direct-to-cloud architecture. This in turn is driving security transformation from a 30-year-old “castle-and-moat” approach to an approach that securely connects the right users to the right application regardless of the network. This creates a large opportunity to deliver cloud security services that replace traditional on-premises network security appliances and software. Our solution provides functionality that obviates the need for outbound and inbound internet gateways. The outbound internet gateway often includes URL filtering, anti-virus, content filtering, branch firewalls, advanced threat protection with sandboxing and data loss prevention appliances. Inbound gateways typically include global load balancers, DDoS prevention, external firewalls, VPN concentrators and internal firewalls appliances. Based on our analysis using IDC data, $17.7 billion annually is spent on disparate security appliances to perform the functions we offer in our platform.

Beyond these immediate market opportunities, we expect our total addressable market to increase substantially as a result of higher per user per year monetization rates as we deliver additional services. We also have the opportunity to expand our platform to deliver needed services for smart and connected IoT devices.

In addition to providing better security and user experience, we offer our customers the opportunity to reduce their overall networking complexity and cost. As organizations rearchitect their traditional “hub-and-spoke” corporate networks to adopt our direct-to-cloud architecture, the reduced need for supporting networking infrastructure and bandwidth such as MPLS, edge routers, ATM switches, ethernet edge routers and WAN optimization increases the return on investment of our solution.

Growth Strategies

The growing use of the internet and the increasing adoption of the cloud are driving network and application transformation. As a provider of a fully integrated, multi-tenant cloud security solution, we enable our customers to accelerate this secure transformation to the cloud and believe we are uniquely positioned to maximize value as they undertake these transitions. Key elements of our strategy include:

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Continue to win new customers. We believe we have a significant opportunity to expand our customer base, both in the United States and internationally. As of July 31, 2017, we had more than 2,800 customers, including more than 200 of the Forbes Global 2000. We have invested significantly in our sales and marketing organization to execute against this opportunity. For example, we identify organizations moving to mission critical SaaS applications like Microsoft Office 365, which often triggers the purchases of new security infrastructure, and offer our solution to secure these new environments. Our recent roll-out of our ZPA solution expands our portfolio of solutions, creates new use cases and makes us appealing to new IT buying centers. Based on early data points from our initial ZPA wins, we believe we will accelerate customer acquisition as a result of a shorter sales cycle.

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Expand in existing customers. We plan to leverage a land-and-expand approach with our existing customers to add users to subscriptions, upgrade to subscription bundles that contain more functionality or purchase additional a la carte services. As of January 31, 2018, our dollar based net retention rate was 122% for the trailing twelve months. We primarily offer three main bundles for Zscaler Internet Access: Professional, Business and Secure Transformation. We also introduced our ZPA solution in 2016 and have begun to capitalize on the opportunity to sell our ZPA solution into our ZIA customer base. We primarily offer three main suites for Zscaler Private Access: Professional, Business and Enterprise. A customer who initially purchases our ZIA Professional Bundle provides us an opportunity for future expansions. The list price of our ZIA Business Bundle is approximately 1.6 times the list price of ZIA Professional Bundle, and the list price of our ZIA Secure Transformation Bundle is approximately 2.9 times the list price of ZIA Professional Bundle. In addition, the aggregate list price of our full-featured ZIA bundle and ZPA suite, the ZIA Secure Transformation Bundle and ZPA Enterprise Suite, is more than six times the list price of a standalone ZIA Professional Bundle.

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Leverage channel partners to participate in cloud transformation initiatives. We have invested in establishing long-standing relationships with global telecommunications services provider and system integrator partners, such as BT Telecommunications plc, Deutsche Telekom AG, Orange S.A. and Verizon Communications Inc. In addition, we are expanding our relationships with system integrators, including, Deloitte LLP and HCL America, Inc. As a result of this investment, multiple of these partners include our offerings in their portfolios, introduce our solutions to C-level decision makers and incorporate our cloud platform in their high-profile strategic projects. We expect to pursue additional relationships with global system integrators and regional telecommunications service providers. We will continue to broaden and invest in our channel partner relationships to increase the awareness and availability of our solutions.

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Expansion and innovation of services. We invest in research and development to continue to innovate. In addition to improving and refining our existing offerings, our research and development team is focused on developing new and innovative solutions to today’s evolving and increasingly sophisticated cybersecurity threats. ThreatLabZ, our team of security experts and threat researchers, continually analyzes the global threatscape to generate ideas for development and work diligently to combat threats across our cloud platform. We continue to develop new and differentiated solutions to add to our existing portfolio of solutions.

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Expansion into additional market segments. We are targeting the expansion of our immediate addressable market, emphasizing U.S. federal government agencies in the near- to medium-term as well as additional international markets such as Japan and the Asia Pacific region. We are in the process of becoming FedRAMP certified to serve the U.S. government as a Cloud Service Partner, which we believe will provide new revenue in a significantly underpenetrated market. In the long term, we believe we also have a large opportunity to expand our market reach among small and medium size businesses.

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Extend our platform to third-party developers. We intend to open our cloud security platform to third-party developers and vendors to offer new functionality and solutions that may target specific use cases, verticals and niche requirements. We expect that in the long-term, this strategy will provide new avenues for growth, further solidifying our leadership in cloud security.

Our Solutions and Platform

Our purpose-built cloud security platform offers two principal services built natively in the cloud.

Zscaler Internet Access

Our ZIA solution was designed to securely connect users to externally managed applications, including SaaS applications and internet destinations regardless of device, location or network. Our ZIA solution provides inline inspection and firewall access controls across all ports and protocols to protect organizations and users from external threats as well as protecting an organization’s data from leaking out. Policies follow the user to provide identical protection on any device, regardless of location; any policy changes are enforced for users worldwide. Our cloud security platform provides full inline content inspection of webpages to assess and correlate the risk of webpage objects, continuously discovering and blocking sophisticated threats.

Our ZIA solution includes broad functionality, which we categorize by three areas:

Access Control

The access control functionality of our ZIA solution enforces access and usage policies to externally managed applications, including SaaS application and internet destinations. This provides functionality that has traditionally been provided by stand-alone point products.

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Cloud Firewall: Our cloud firewall was designed to protect users by inspecting internet traffic on all ports and protocols, and it offers user level policies, application identification with deep packet inspection and intrusion prevention.

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URL Filtering: Our URL filtering capability enables customers to enforce acceptable usage policies and protects organizations from users visiting unauthorized websites or illegally downloading content that can increase liability and impact their brand.

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Bandwidth Control: Our bandwidth control and traffic shaping capabilities ensure that business critical applications are prioritized over non-business critical applications, improving productivity and user experience. By enforcing quality of service in the cloud, our platform can optimize “last-mile” utilization of a customer’s network, providing significant value.

•	DNS Filtering: Our DNS filtering solution provides a local DNS resolver and enforces acceptable use policies.

Threat Prevention

Our second area of functionality, threat prevention, protects users from threats using a range of approaches and techniques. Our robust threat prevention capabilities provide multiple layers of protection to prevent cyberattacks. We provide functionality that has been traditionally been offered by disparate, stand-alone products.

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Advanced Threat Protection: Our advanced protection solution delivers real-time protection from malicious internet content like browser exploits, scripts, zero-pixel iFrames, malware and botnet callbacks. Over 120,000 unique security updates are performed every day to the Zscaler cloud to keep users protected. Once we detect a new threat to a user, we block it for all users. We call this the “cloud security effect.” Advanced threat protection features include:

•	Botnet Protection: protection against botnets that could be secretly installed on user devices to perform malicious tasks at the instruction of command and control servers.

•	Malicious Active Content Protection: protection against websites that attempt to download dangerous content to a user’s web browser.

•	Fraud Protection: protection against phishing sites that mimic legitimate sites, such as banking and ecommerce sites, in order to steal confidential information.

•	Cross-Site Scripting (XSS) Protection: protection against XSS, in which malicious code injected into websites is downloaded to a user’s web browser from compromised web servers.

•	Suspicious Destinations Protection: block requests to any country based on ISO3166 mapping of countries to their IP address space. Websites are blocked based on the location of the web server.

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Unauthorized Communication Protection: protection against communications like Internet Relay Chat (IRC) tunneling applications and “anonymizer” sites that are used to bypass firewall access and proxy security controls.

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P2P Anonymizer Protection: block anonymizing applications such as Tor, an application that enables users to bypass policies controlling what websites they may visit or internet resources they may access.

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Cloud Sandbox: Our cloud sandbox enables enterprises to block zero-day exploits and advanced persistent threats, or APTs, by analyzing unknown files for malicious behavior, and it can scale to every user regardless of location. Our sandbox was designed and built to be multi-tenant and allows customers to determine which traffic should be sent to the cloud sandbox. As an integrated cloud security platform, customers can set policies by users and destinations to prevent patient-zero scenarios by holding, detonating and analyzing suspicious files in the sandbox before being sent to the user.

•	Anti-Virus: Our anti-virus technology uses a signature database of files and objects on the internet known to be unsafe and runs traffic through multiple anti-virus engines in a single pass.

•	DNS Security: Our DNS security blocks access to known malicious sites, including command and control sites, and routes suspicious traffic to our threat detection engines for content inspection.

Data Protection

Our third area of functionality, data protection, prevents unauthorized sharing or exfiltration of confidential information, reducing our customers’ business and compliance risk.

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Data Loss Protection: Our data loss protection enables enterprises to use standard or custom dictionaries using efficient pattern-matching algorithms to easily scale to all users and traffic, including compressed or encrypted traffic, to prevent, monitor or block unauthorized or sensitive data exfiltration.

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Cloud Application Control: Our cloud application control allows enterprises to discover and granularly control user access to known and unknown cloud applications. By doing SSL interception at scale, we provide malware protection, data loss prevention and similar Cloud Access Security Broker, or CASB, functions that can be performed inline, for specific sanctioned applications. Business policies can be defined with granular access control for specified cloud applications, such as the ability to upload or download files or post comments or videos based on different user or group identity. We partner with specific CASB vendors to extend their policy controls and visibility of out-of-band cloud applications.

•	File Type Controls: Our file type control allows policies to be defined that control which file types are allowed to be downloaded and uploaded based on application, user, location and destination.

Zscaler Private Access

Our ZPA solution was designed to provide secure access to internally managed applications, either hosted internally in data centers, private or public clouds. Our ZPA solution was designed around four key tenants that fundamentally change the way users access internal applications:

•	connect users to applications without bringing users on the network;

•	never expose applications to the internet;

•	segment access to applications without relying on traditional approach of network segmentation; and

•	provide remote access over the internet without VPNs.

Our ZPA solution enforces a global policy engine that manages access to internally managed applications regardless of location. If access is granted to a user, our ZPA solution connects the user’s device only to the authorized application without exposing the identity or location of the application. Hence applications are not exposed to the internet, further limiting threat exposure. This results in reduced cost and complexity, while offering better security and an improved user experience.

ZPA functionality falls in three major areas:

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Secure Application Access: Our ZPA solution delivers seamless connectivity to internally managed applications and assets whether they are in the cloud, enterprise data center, or both. Administrators can set global policies from a single console, enabling policy-driven access that is agnostic to the network the users are on. By creating seamless access to applications regardless of a user’s network, our ZPA solution subsumes the need for traditional remote access VPNs, SSL VPNs, reverse proxies and other similar products.

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Application Segmentation: This fundamentally new architecture provides capabilities that enable user and application level segmentation, a vast improvement over traditional network segmentation. As each user-to-application connection is segmented with microtunnels, each of which is a temporary session between a specific user and a specific application, lateral movement across the network is prevented which significantly reduces security risk. Similar to CASB application discovery reports for internet applications, our ZPA solution provides granular discovery of internally managed applications to aid the creation of segmentation policies. Because our ZPA solution sits on the application layer and is name or domain-based, organizations can quickly and easily identify the internally-managed applications that are running and then easily provision appropriate policies. Microtunnels subsume the need for internal firewalls, which are required for protecting against lateral malware propagation from machine to machine, and traditional network access control functionality since users are granted access only to applications for which they have permission and are not granted full access to the network.

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Application Protection: Our ZPA solution initiates and connects together outbound-only links between authenticated users and internally managed applications using microtunnels. Access is provided to users without bringing them onto the corporate network and without exposing applications to the internet. Internally managed applications are not discoverable or identifiable. With no inbound connections and no public IP addresses, there is no inbound attack surface and therefore no threat of DDoS attacks. With our innovative approach, we subsume the need for a next-generation firewall. Similarly, by completely removing the need for an exposed IP address or DNS to the internet, we subsume the functionality of DDoS migration systems.

The primary use cases for our ZPA solution includes:

•	VPN replacement;

•	providing non-employees with secure access to internal applications;

•	direct-to-cloud access to internally managed applications hosted in public cloud environments, such as Microsoft Azure, Amazon Web Services and Google Cloud Platform; and

•	access to applications following a merger or acquisition by providing named users with access to named applications, without the need to merge networks.

Our Technology and Architecture

Zscaler is driven by technology and innovation. We built a highly scalable, multi-tenant, globally distributed cloud capable of providing inline inspection that offers a full range of enterprise network security services. We designed a purpose-built three-tier architecture starting with our core operating system and adding layers of security and networking innovations over time. Our cloud platform is protected by more than 100 issued and pending patents.

Proprietary multi-tenant global cloud architecture: We developed a highly scalable and fast, proprietary security cloud that provides policy-based access to internet, SaaS and internally managed applications. Our cloud is distributed across more than 100 data centers on five continents. The platform is designed to be resilient, redundant and high-performing. Over the past six months, our platform processed peak daily volume of almost 40 billion requests from users across 185 countries.

Our platform is built as software modules that run on standard x86 platforms without any dependency on custom hardware. The platform modules are split into the control plane (Zscaler Central Authority), the enforcement plane (Zscaler Enforcement Nodes) and the logging and statistics plane (Zscaler Nanolog Servers) as described below:

Zscaler Proprietary Multi-Tenant Global Cloud Architecture

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Zscaler Central Authority: The Zscaler Central Authority monitors our entire security cloud and provides a central location for software and database updates, policy and configuration settings and threat intelligence. The collection of Zscaler Central Authority instances together act like the brain of the cloud, and they are geographically distributed for redundancy and performance.

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Zscaler Enforcement Nodes: Customer traffic gets directed to the nearest Zscaler Enforcement Node, where security, management and compliance policies served by the Zscaler Central Authority are enforced. The Zscaler Enforcement Node also incorporates our differentiated authentication and policy distribution mechanism that enables any user to connect to any Zscaler Enforcement Node at any time to ensure full policy enforcement. The Zscaler Enforcement Node utilizes a full proxy architecture and is built to ensure data is not written to disk to maintain the highest level of data security. Data is scanned in RAM only and then erased. Logs are continuously created in memory and forwarded to our logging module.

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Zscaler Nanolog Servers: Our Nanolog technology is built into the Zscaler Enforcement Node to perform lossless compression of logs, enabling our platform to collect over 30 terabytes of unique raw log data every day. Logs are transmitted to our Nanolog Servers over secure connections and multicast to multiple servers for redundancy. Our dashboards provide visibility into our customer’s traffic to enable troubleshooting, policy changes and other administrative actions. Our analytics capabilities allow customers to interactively mine billions of transaction logs to generate reports that provide insight on network utilization and traffic. We do not rely on batch reporting; we continuously update our dashboards and reporting and can stream logs to a third-party Security Information and Event Management, or SIEM, service as they arrive. Regardless of where users are located, customers can choose to have logs stored in the United States, the European Union or Switzerland.

Patented core technologies: Our core technologies, protected by more than 100 issued and pending patents, include several innovative and differentiated approaches to difficult technical challenges facing any platform operating at our scale.

Full Inline Inspection and Correlation of Threat Indicators

*   We process almost 40 billion requests per day during peak periods over the past six months.

Single-Pass, Inline Multi-Action Architecture for Better Security

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ByteScan™ Technology: ByteScan provides fast content scanning for detection of malicious sites and content, zero-day attacks and data loss prevention. Our proprietary network stack enables interception of SSL traffic and can be integrated with a customer’s public key infrastructure service, which manages encryption policies. ByteScan does not rely on traditional signature analysis.

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SSMA™ Technology: Our Single-Scan, Multi-Action, or SSMA, technology allows inspection engines to scan content in a single pass. This approach is starkly different from the chained model of physical or virtual appliances, whereby each security service independently processes packets, adding incremental latency at each hop. Due to our SSMA technology, our platform is able to apply policy based on a variety of security engines with minimal latency. SSMA also enables our solution to be an extensible platform to add new technologies as security intelligence and research advances.

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PageRisk™ Technology: Beyond identifying known or zero-day threats, our PageRisk technology generates a Page Risk Index, which is a dynamically computed risk score based on potential indicators of compromise on objects in a file or a webpage. We dynamically compute the risk of webpage objects inline, checking for threats such as injected scripts, vulnerable ActiveX objects and zero-pixel iFrames, among others, as well as domain information. This ensures that unknown malware on well-reputed sites can be identified before harming users.

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PolicyNow™ Technology: PolicyNow technology ensures that policies follow the user. Any user of any organization can connect to a node in any geography. This provides protection regardless of the user location and also ensures global resiliency for our cloud. Even if multiple data centers lose power or become unavailable, users can connect to the next closest node, and our platform can continue to provide uninterrupted services.

Central point in dynamic cloud ecosystem

Our platform is a critical integration point positioned in the data path providing secure access to the internet, cloud and internal applications. We complement and interoperate with key technology vendors across major market segments, including SD-WAN, identity and access management, device and endpoint management, as well as SIEM for reporting and analytics. Many of these vendors, like us, were developed in the cloud and together provide a foundation for a modern access and security architecture.

Zscaler is a Critical Integration Partner Positioned in the Data Path

Our Customers

We sell to enterprises of all sizes. As of July 31, 2017, we had over 2,800 customers, including over 200 of the Forbes Global 2000. Many of our customers include major global enterprises that send virtually all of their internet traffic through our cloud security platform. Our customers operate in a variety of industries, including airlines and transportation, conglomerates consumer goods and retail, financial services, health care, manufacturing, media and communications, public sector and education, technology and telecommunications services. Our customers include all of the top three conglomerates companies, five of the top seven beverage companies, three of the top four oil and gas operations companies, two of the top four apparel and accessories companies, two of the top three specialized chemicals companies and six of the top 12 food retail companies, as categorized by Forbes Inc. in their 2017 ranking of the Global 2000. Approximately 57% of our revenue in fiscal 2015, 56% of our revenue in fiscal 2016 and 54% of our revenue in fiscal 2017 was from customers outside the United States. No customer contributed more than 10% of revenue in fiscal 2015, fiscal 2016 or fiscal 2017.

Customer Case Studies

The following case studies are examples of how some of our customers have selected, deployed and benefited from our solutions.

Siemens

C-suite led digital transformation initiative

Siemens, one of the largest global industrial manufacturing companies and a Zscaler customer since our 2015 fiscal year, is pursuing a digital transformation initiative led by Siemens IT c-suite. The underlying assumption driving the transformation initiative is that the internet will be the next Siemens corporate network, as more applications run in the internet than live on their private network and more traffic goes to the Internet than stays on their private network.

Situation

•	High-performance access required for an increasing number of SaaS applications and workloads in Amazon Web Services, Microsoft Azure or other public/private cloud environments

•	Siemens needed to deliver secure access and apply policy to applications for about 350,000 internal and external employees globally.

•	The company needed to ensure, all traffic flowing between users and applications as well as from cloud to cloud was properly secured, managed, and governed

Benefits of the Zscaler solution

•	Internet traffic for about 350,000 Siemens internal and external employees is routed through Zscaler for security and performance optimization

•	By going direct to cloud instead of backhauling traffic, Siemens expects to drive down costs by almost 60 percent overall

•	Siemens gains much higher resiliency with Zscaler by using their state-of-the-art cloud security gateways

Zscaler is playing a key role in Siemens digital transformation initiative, by enabling the secure migration from an on-premises, appliance-based security infrastructure towards cloud-based internet access. In the future, Siemens will explore options to also secure IoT to cloud traffic by using Zscaler.

Kelly Services

Chief Information Officer-led cloud-first initiative

Kelly Services, a global leader in providing workforce solutions and a Zscaler customer since our 2012 fiscal year, realized that as it embarked on a data center transformation initiative by moving applications to the cloud, it would require a network transformation from a legacy hub-and-spoke network to a modern direct-to-cloud architecture. This network transformation in turn drove the company’s cloud transformation project.

Situation

•	Kelly Services was standardizing on Office 365, but realized the service would put a significant strain on its existing hub-and-spoke network and drive up network infrastructure costs

•	The company determined that backhauling traffic to a central data center for security and deploying security appliances in all locations would be too expensive

•	Each location had disparate network and security products, creating an inability to provide a company-wide security posture

Benefits of the Zscaler solution

•	Routed traffic directly to the internet in hundreds of regional offices to provide fast and secure access to Office 365, cloud applications and internet destinations

•	Reduced expenses for MPLS services by roughly 60 percent and avoided spending $2.7 million on security appliances to enable direct connections to the internet from regional offices

•	Provided uniform protection, including SSL inspection, to guard against cyberattacks and delivered a company-wide security posture

Kelly Services first deployed Zscaler cloud proxy security for over 500 locations around the world and expanded into a full cloud transformation with Zscaler Internet Access and Zscaler Private Access.

AutoNation

Chief Information Security Officer-led network transformation initiative

AutoNation, America’s largest automotive retailer and a Zscaler customer since our 2015 fiscal year, initially sought to deploy firewalls in more than 360 retail locations, but its engagement with Zscaler developed into a network transformation initiative with Zscaler Internet Access.

As the company adopted more cloud services, AutoNation found that most of its network traffic was internet bound. This shift in traffic, along with the rise in internet-borne threats, led the company to transform its network and security architecture.

Situation

•	AutoNation needed to secure internet traffic for over 26,000 users and internet-connected diagnostic devices in more than 360 retail locations

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With limited IT resources, deploying firewalls or Unified Threat Management devices in each store would be too costly, as would routing all internet traffic through the company’s centralized data center

•	Sought to deploy Office 365 and establish an e-commerce presence using a public cloud vendor, like Microsoft Azure or Amazon Web Services, which would need a fast and secure user experience

Benefits of the Zscaler Solution

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Routed traffic directly to the internet in more than 360 locations for fast and secure access to externally and internally managed cloud applications, while eliminating the cost of deploying and managing security appliances

•	Immediately realized security benefits with the ability to block command-and-control traffic that was not being caught by the company’s existing antivirus solution

•	Simplified IT operations, eliminating the day-to-day management, patching, change control, and lifecycle management of security appliances

Today, AutoNation forwards its internet-bound traffic to the Zscaler cloud and, since its initial deployment of ZIA, has added new services such as Zscaler Cloud Sandbox. The visibility and control offered by Zscaler allows the company to make smart policy decisions that improve user experience, while enabling AutoNation to manage its risk environment.

Sales

Although we have a channel sales model, we use a joint sales approach in which our sales force develops relationships directly with our customers, and together with our channel account teams, works with our channel partners on account penetration, account coordination, sales and overall market development. Our customer care and success teams maintain high-touch relationships with our customers to deploy and manage our cloud platform, identify, analyze and resolve performance issues and respond to security threats. We believe customer service touchpoints are opportunities to further develop our relationship with our customers and potentially generate incremental revenue through the addition of new users and services.

Our channel partners consist of global telecommunications service provider, system integrator and value-added reseller partners, and we leverage their relationships to expand our reach, improve procurement and accelerate customer fulfillment. Representative channel partners include:

•	Telecommunications Service Providers: BT Telecommunications plc, Deutsche Telekom AG, Orange S.A. and Verizon Communications Inc.

•	System Integrators: Deloitte LLP and HCL America, Inc.

•	Value-Added Resellers: CDW Logistics, Inc. and SHI International Corp.

Sales through our top five channel partners and their affiliates, in aggregate, represented 40%, 46% and 47% of our revenue for fiscal 2015, 2016 and 2017, respectively, and 48% and 42% of our revenue for the six months ended January 31, 2017 and 2018, respectively. We enter into agreements with our channel partners in the ordinary course of business. The contracts typically have a one-year term and renew automatically, subject to cancellation by either party upon 90 days’ notice. These agreements contain standard commercial terms and conditions, including payment terms, billing frequency, warranties and indemnification. Our channel partners generally place purchase orders with us after receiving orders from customers. We generally maintain privity of contract with customers through end user subscription agreements.

We expect to continue investing in our channel partners as we provide them with education, training and programs, including supporting their independent sales of our solutions. We believe that such investment, and investments in our sales force, will lead to significant expansion in our customer base, which will materially impact our business and results of operations.

Marketing

Our marketing strategy is focused on platform and brand awareness, which drives our opportunity pipeline and customer demand. This strategy is account-based, enabling us to pursue targeted marketing activities across both digital and non-digital channels. We anticipate increasing our marketing team headcount and are investing in programs designed to elevate our brand in the market and engage new enterprise accounts. We also participate in a number of cloud and security industry events. In addition, we have a deeply integrated ecosystem of channel partners, with whom we engage in joint marketing activities.

Data Center Operations

We operate our services across more than 100 data centers around the world, which are built to be highly resilient, have multiple levels of redundancy and provide failover to other data centers in our network. Our data centers are co-located within top-tier internet interconnection hubs that have direct connectivity, known as peering, to major telecommunication service providers, SaaS providers, public cloud providers, internet content providers and popular internet destinations. A number of our data centers are also located with our service provider partners. Our platform has received ISO 27001 certification since 2014.

Research and Development

Our research and development organization is responsible for the design, architecture, operation and quality of our cloud platform. In addition to improving on our features, functionality and scalability, this organization works closely with our cloud operations team to ensure that our platform is available, reliable and stable. ThreatLabZ, our internal team of security experts, researchers and network engineers, analyzes the global threat landscape, works to eliminate threats across our cloud platform and reports on emerging security issues.

Research and development expense was $15.0 million, $20.9 million and $33.6 million for fiscal 2015, 2016 and 2017, respectively, and $17.2 million and $18.0 million for the six months ended January 31, 2017 and 2018, respectively. Our research and development leadership team is based in San Jose, California, and we also maintain research and development centers in India and Canada. We plan to continue to dedicate significant resources to research and development.

Competition

The market for security solutions is defined by changing technologies, an evolving threat landscape and complex enterprise needs. Our competitors and potential competitors include legacy on-premises appliance vendors across a number of categories:

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independent IT security vendors, such as Check Point Software Technologies Ltd., Fortinet, Inc., Palo Alto Networks, Inc. and Symantec Corporation, which offer a broad mix of network and endpoint security products;

•	large networking vendors, such as Cisco Systems, Inc. and Juniper Networks, Inc., which offer security appliances and incorporate security capabilities in their networking products;

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companies such as FireEye, Inc., Forcepoint Inc. (previously, Websense, Inc.), F5 Networks, Inc. and Pulse Secure, LLC with point solutions that compete with some of the features of our cloud platform, such as proxy, firewall, sandboxing and advanced threat protection, data loss prevention, encryption, load balancing and VPN; and

•	other providers of IT security services that offer, or may leverage related technologies to introduce, products that compete with or are alternatives to our cloud platform.

The principal competitive factors in the markets in which we operate include:

•	delivering security from the cloud regardless of location of the user;

•	platform features, effectiveness and extensibility;

•	platform reliability, availability and scalability;

•	rapid development and delivery of new capabilities and services;

•	ability to integrate with other participants in the security and networking ecosystem;

•	price, total cost of ownership and network cost savings;

•	brand awareness, reputation and trust in the provider’s services;

•	strength of sales, marketing and channel partner relationships; and

•	quality of customer support.

We believe we are positioned favorably against our competitors based on these factors. Our cloud platform integrates many of the point products offered by our competitors and potential competitors, which is a key differentiator. However, many of our competitors have substantially greater financial, technical and other resources, greater brand recognition, larger sales forces and marketing budgets, broader distribution networks, more diverse product and services offerings and larger and more mature intellectual property portfolios. They may be able to leverage these resources to gain business in a manner that discourages users from purchasing our services, including through selling at zero or negative margins, offering concessions, product bundling or maintaining closed technology platforms. Further, many organizations have invested substantial personnel and financial resources to design and operate their appliance-based network security architecture, and may not be willing or ready to abandon those historical investments. As our market grows and rapidly changes, we expect it will continue to attract new companies, including smaller emerging companies, which could introduce new products and services. In addition, we may expand into new markets and encounter additional competitors in such markets.

Intellectual Property

Our success depends in part upon our ability to protect and use our core technology and intellectual property rights. We rely on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions and confidentiality procedures to protect our intellectual property rights. As of January 31, 2018, we had over 100 total issued and pending patents, including in excess of 60 issued patents, in the United States and other countries. Our issued patents expire between 2028 and 2035 and cover various aspects of our cloud platform. In addition, we have registered “Zscaler” as a trademark in the United States and other jurisdictions, and we have filed other trademark applications in the United States. We are also the registered holder of a variety of domestic and international domain names that include “Zscaler” and similar variations. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and invention assignment or similar agreements with our employees, consultants and contractors. We further control the use of our proprietary technology and intellectual property rights through provisions in our subscription and license agreements. Despite our efforts to protect our trade secrets and proprietary rights through intellectual property rights, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition to our internally developed technology, we also license software, including open source software, from third parties that we integrate into or bundle with our cloud platform.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation based on allegations of patent infringement or other violations of intellectual property rights. We believe that competitors will try to develop products and services that are similar to ours and that may infringe our intellectual property rights. Our competitors or other third-parties may also claim that our platform infringes their intellectual property rights. In particular, leading companies in our industry have extensive patent portfolios. From time to time, third parties, including certain of these leading companies and non-practicing entities, have in the past and may in the future assert claims of infringement, misappropriation and other violations of intellectual property rights against us or our customers or channel partners, with whom our license or other agreements may obligate us to indemnify against these claims. Successful claims of infringement by a third-party could prevent us from offering certain services or features, require us to develop alternate, non-infringing technology, which could require significant time and during which we could be unable to continue to offer our affected subscriptions or services, require us to obtain a license, which may not be available on reasonable terms or at all, or force us to pay substantial damages, royalties or other fees. As we face increasing competition and gain an increasingly higher profile, including as a result of becoming a public company, the possibility of intellectual property rights claims against us grows. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights. See “Risk Factors—Claims by others that we infringe their proprietary technology or other rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business, financial condition, results of operations and prospects” for additional information.

Facilities

Our corporate headquarters are located in San Jose, California, where we currently lease approximately 56,000 square feet of space under lease agreements that expire in 2021. We also maintain offices in Atlanta, Georgia; Austin, Texas; New York, New York; Raleigh, North Carolina; Reno, Nevada; and Reston, Virginia, as well as multiple locations internationally, including in Australia, Canada, France, Germany, India, Japan, the Netherlands, Singapore and the United Kingdom. We lease all of our facilities and do not own any real property. We expect to add facilities as we grow our employee base and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Employees

We had approximately 950 employees worldwide as of January 31, 2018. None of our employees in the United States is represented by a labor organization or is a party to any collective bargaining arrangement. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We may be required to comply with the terms of these collective bargaining agreements.

Legal Proceedings

Symantec

We are currently involved in legal proceedings with Symantec Corporation, or Symantec. On December 12, 2016, Symantec filed a complaint, which we refer to as Symantec Case 1, in the U.S. District Court for the District of Delaware alleging that “Zscaler’s cloud security platform” infringes U.S. Patent Nos. 6,279,113, 7,203,959, or the ’959 patent, 7,246,227, or the ’227 patent, 7,392,543, 7,735,116, or the ’116 patent, 8,181,036 and 8,661,498. The complaint seeks compensatory damages, an injunction, enhanced damages and attorney fees. We believe our technology does not infringe Symantec’s asserted patents and that Symantec’s patents are invalid. We have filed a motion to dismiss the ’959, ’227 and certain claims of the ’116 patents as invalid based on unpatentable subject matter. On August 2, 2017, the court granted our motion to transfer Symantec Case 1 from the District of Delaware to the Northern District of California. The Markman claim construction hearing for Symantec Case 1 is scheduled for June 19, 2018.

On April 18, 2017, Symantec filed a second complaint, which we refer to as Symantec Case 2, in the U.S. District Court for the District of Delaware alleging that “Zscaler’s cloud security platform” infringes U.S. Patent Nos. 6,285,658, or the ’658 patent, 7,360,249, 7,587,488, or the ’488 patent, 8,316,429, or the ’429 patent, 8,316,446, or the ’446 patent, 8,402,540 and 9,525,696. The complaint seeks compensatory damages, an injunction, enhanced damages and attorney fees.

On June 22, 2017, Symantec filed a notice of voluntary dismissal of its complaint in Symantec Case 2 along with a new complaint alleging infringement of the same patents. In the new complaint in Symantec Case 2, Symantec added Symantec Limited as a plaintiff and also alleged willful infringement of the ’429 and ’446 patents. We believe our technology does not infringe Symantec’s asserted patents and that Symantec’s patents are invalid. We have filed a motion to dismiss the ’658, ’429, ’446 and ’488 patents as invalid based on unpatentable subject matter. On July 31, 2017, the court granted our motion to transfer Symantec Case 2 from the District of Delaware to the Northern District of California. The Markman claim construction hearing for Symantec Case 2 is scheduled for March 19, 2019.

We have also received letters from Symantec alleging that our “cloud security platform” infringes U.S. Patent Nos. 7,031,327, 7,496,661, 7,543,036 and 7,624,110. We believe that our technology does not infringe Symantec’s asserted patents and that these patents are invalid.

Should Symantec prevail with its infringement allegations, we could be required to pay substantial damages for past and future sales and/or licensing of our services, enjoined from making, using, selling or otherwise disposing of our services if a license or other right to continue selling our services is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, this litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations, deter distributors from selling or licensing our services, and dissuade potential customers from purchasing our services, which would also materially harm our business. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations. In addition, any public announcements of the results of any proceedings in Symantec Case 1 or Case 2 could be negatively perceived by industry or financial analysts and investors, and could cause our stock price to experience volatility or decline.

We have not recorded a liability with respect to Symantec Case 1 or Case 2 based on our determination that a loss in either case is not probable under the applicable accounting standards.

We are vigorously defending Symantec Case 1 and Case 2. Given the early stage in the litigation, we are unable to predict the likelihood of success of Symantec’s infringement claims.

Finjan

We are currently involved in legal proceedings with Finjan. On December 5, 2017, Finjan filed a complaint, in the U.S. District Court for the Northern District of California alleging that Zscaler’s “Internet Access Bundles,” “Private Access Bundle,” “Zscaler Enforcement Node,” “Secure Web Gateway,” “Cloud Firewall,” “Cloud Sandbox” and “Cloud Architecture products and services” infringe U.S. Patent Nos. 6,804,780, 7,647,633, 8,677,494 and 7,975,305. The complaint seeks compensatory damages, an injunction, enhanced damages and attorney fees.

Should Finjan prevail with its infringement allegations, we could be required to pay substantial damages for past and future sales and/or licensing of our services, enjoined from making, using, selling or otherwise disposing of our services if a license or other right to continue selling our services is not made available to us, and required to pay substantial ongoing royalties and comply with unfavorable terms if such a license is made available to us. Any of these outcomes could result in a material adverse effect on our business. Even if we were to prevail, this litigation could be costly and time-consuming, divert the attention of our management and key personnel from our business operations, deter distributors from selling or licensing our services, and dissuade potential customers from purchasing our services, which would also materially harm our business. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations. In addition, any public announcements of the results of any proceedings in this matter could be negatively perceived by industry or financial analysts and investors, and could cause our stock price to experience volatility or decline.

While the range of potential loss resulting from the lawsuit cannot be reasonably estimated, we have accrued a total liability of $3.2 million as of January 31, 2018 related to past negotiations with Finjan.

We intend to vigorously pursue our defenses. Given the early stage in the litigation, we are unable to predict the likelihood of success of Finjan’s infringement claims.

Other

In addition, from time to time we are a party to various litigation matters and subject to claims that arise in the ordinary course of business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. Except as otherwise described above, there is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our future financial results or operations; however, the results of litigation and claims are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of January 31, 2018:

Name	Age	Position(s)
Executive Officers:

Jay Chaudhry	59	President, Chief Executive Officer and Chairman of the Board

Manoj Apte, Ph.D.	44	Chief Strategy Officer

Remo Canessa	60	Chief Financial Officer

Robert Schlossman	49	Chief Legal Officer

Amit Sinha, Ph.D.	41	Chief Technology Officer, Executive Vice President of Engineering and Cloud Operations and Director

William Welch	50	Chief Operating Officer

Non-Employee Directors:

Lane Bess	56	Director

Karen Blasing(1)(2)	61	Director

Andrew Brown(1)(2)	54	Director

Scott Darling(3)	61	Director

Charles Giancarlo(2)(3)	60	Director

Nehal Raj(1)(3)	39	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Jagtar S. (Jay) Chaudhry. Mr. Chaudhry is our co-founder and has served as our president, chief executive officer and as chairman of our board of directors since September 2007. Mr. Chaudhry holds a Master of Business Administration and a Master of Science in electrical engineering and industrial engineering from the University of Cincinnati and a Bachelor of Technology in electronics engineering from the Indian Institute of Technology (Banaras Hindu University) Varanasi. Mr. Chaudhry also completed the executive management program at Harvard University. We believe Mr. Chaudhry is qualified to serve as a member of our board of directors because he is a security industry pioneer and an accomplished entrepreneur, having founded and built several companies, and based on the perspective, operational insight and expertise he has accumulated as our co-founder and our chief executive officer.

Manoj Apte, Ph.D. Dr. Apte has served as our senior vice president and as our chief strategy officer since September 2016. Prior to his appointment as our chief strategy officer, Dr. Apte served as our vice president of product management from September 2008. Dr. Apte has a Doctor of Philosophy in computer science from Mississippi State University, a Master of Science in computational engineering from Mississippi State University and a Bachelor of Technology in aerospace engineering from the Indian Institute of Technology, Bombay.

Remo E. Canessa. Mr. Canessa has served as our chief financial officer since February 2017. Prior to joining us, he served as chief financial officer of Illumio Inc., a private cybersecurity company, from July 2016 to February 2017. Prior to joining Illumio, from October 2004 to April 2016, Mr. Canessa served as chief financial officer and an advisor to Infoblox Inc., a network control, network automation and domain name system security company. Mr. Canessa is a certified public accountant (inactive), and he holds a Bachelor of Arts in economics from the University of California, Berkeley and a Master of Business Administration from Santa Clara University. Mr. Canessa serves on the board of directors of Aerohive Networks, Inc., a cloud-managed mobile networking platform provider, where he is chairman of the audit committee and a member of the compensation committee.

Robert Schlossman. Mr. Schlossman has served as our chief legal officer since February 2016. Prior to joining us, he served as the chief legal officer at Lucid Motors Inc., an electric car company, from May 2015 to January 2016. Prior to joining Lucid Motors, from March 2010 to August 2014, Mr. Schlossman served as the chief legal and administrative officer at Aptina Inc., a provider of imaging solutions, which was acquired by ON Semiconductor Corporation. Mr. Schlossman holds a Juris Doctor from the University of California, Berkeley School of Law, as well as a Master of Arts and Bachelor of Arts in English from Stanford University.

Amit Sinha, Ph.D. Dr. Sinha has served as our chief technology officer since December 2010, and he has also served as our executive vice president of engineering and cloud operations since October 2013. He has served as a member of our board of directors since May 2017. Dr. Sinha holds a Doctor of Philosophy and Master of Science in electrical engineering and computer science from the Massachusetts Institute of Technology, and a Bachelor of Technology in electrical engineering from the Indian Institute of Technology, Delhi. We believe Dr. Sinha is qualified to serve as a member of our board of directors because he has more than 15 years of experience as an architect and technical manager in the networking and security industries and because of the operational insight and expertise he has accumulated as our chief technology officer.

William Welch. Mr. Welch has served as our chief operating officer since January 2017. Prior to his appointment as our chief operating officer, Mr. Welch served as our chief revenue officer beginning in January 2015. Prior to joining us, he served as vice president and general manager of Hewlett Packard Enterprise Company’s Americas Software division from December 2012 to December 2014. Mr. Welch holds a Bachelor of Science in finance and political science from LaSalle University.

Non-Employee Directors

Lane Bess. Mr. Bess has served as a member of our board of directors since May 2011. Mr. Bess has served as principal and founder of Bess Ventures and Advisory, LLC, a strategic management, investment and marketing services firm, since February 2015. Prior to founding Bess Ventures and Advisory, Mr. Bess served as our chief operating officer from May 2011 to February 2015. From 2008 to 2010, Mr. Bess was chief executive officer of Palo Alto Networks, Inc. Mr. Bess holds a Bachelor of Science in managerial economics from Carnegie Mellon University and a Master of Business Administration from the University of Dayton. We believe Mr. Bess is qualified to serve as a member of our board of directors based on his extensive experience in building and leading technology businesses and the operational insight and expertise he accumulated as our chief operating officer.

Karen Blasing. Ms. Blasing has served as a member of our board of directors since January 2017. Ms. Blasing served as the chief financial officer of Guidewire Software, Inc. from 2009 to March 2015. Prior to 2009, Ms. Blasing served as the chief financial officer for Force10 Networks, Inc. and as the senior vice president of finance for salesforce.com, and she also served as chief financial officer for Nuance Communications, Inc. and Counterpane Internet Security, Inc. and held senior finance roles for Informix Corporation (now IBM Informix) and Oracle Corporation. Ms. Blasing currently sits on the board of directors of Ellie Mae, Inc., a provider of on-demand software solutions and services for the residential mortgage industry in the United States. Ms. Blasing holds a Bachelor of Arts in economics and business administration from the University of Montana and a Master of Business Administration from the University of Washington. We believe Ms. Blasing is qualified to serve as a member of our board of directors based on her extensive financial leadership and management experience at numerous SaaS and enterprise software companies.

Andrew Brown. Mr. Brown has served as a member of our board of directors since October 2015. Mr. Brown has served as chief executive officer of Sand Hill East LLC, a strategic management, investment and marketing services firm, since February 2014. Since 2006, he has also been the chief executive officer and co-owner of Biz Tectonics LLC, a privately held consulting company. From September 2010 to October 2013, Mr. Brown served as group chief technology officer of UBS Securities LLC, an investment bank. From 2008 to 2010, Mr. Brown served as head of strategy, architecture and optimization at Bank of America Merrill Lynch, the corporate and investment banking division of Bank of America. From 2006 to 2008, Mr. Brown served as chief technology officer of infrastructure at Credit Suisse Securities (USA) LLC. Mr. Brown currently sits on the board of directors of Guidewire Software, Inc., a provider of software products for property and casualty insurers, where he serves as a member of the compensation committee. Mr. Brown holds a Bachelor of Science (Honors) in chemical physics from University College London. We believe Mr. Brown is qualified to serve as a member of our board of directors based on his extensive experience as chief technology officer of multiple Fortune 500 companies, as well as his service on the board of directors of other publicly held companies.

Scott Darling. Mr. Darling has served as a member of our board of directors since November 2016. Mr. Darling has served as president of Dell Technologies Capital, the corporate development and venture capital arm of Dell Technologies Inc., since September 2016. Prior to joining Dell Technologies upon its acquisition of EMC Corp., Mr. Darling was president of EMC Corporate Development and Ventures from March 2012 to September 2016, and in such role he was responsible for EMC’s business development and venture capital investment activity. Prior to joining EMC, Mr. Darling was a general partner at Frazier Technology Ventures II, L.P., which he joined in 2007, and was vice president and managing director at Intel Capital Corp., the venture capital arm of Intel Corporation, from 2000 to 2007. Mr. Darling represents Dell Technologies Capital on the board of directors of the private companies Barefoot Networks, Inc. and DocuSign Inc. Mr. Darling received a Bachelor of Arts in economics from the University of California at Santa Cruz and a Master of Business Administration from the Stanford University Graduate School of Business. We believe Mr. Darling is qualified to serve as a member of our board of directors based on his experience as a director of and as an investor in multiple technology companies.

Charles Giancarlo. Mr. Giancarlo has served as a member of our board of directors since November 2016. Mr. Giancarlo has served as chief executive officer and a director of Pure Storage, Inc., an enterprise level data storage company, since August 2017. From January 2008 until October 2015, Mr. Giancarlo was a managing director and then Strategic Advisor of Silver Lake Partners, a private investment firm that focuses on technology, technology-enabled and related growth industries. From May 1993 to December 2007, Mr. Giancarlo served in numerous senior executive roles at Cisco Systems, Inc., a provider of communications and networking products and services, ultimately as the executive vice president and chief development officer from May 2004 to December 2007. Mr. Giancarlo currently serves on the boards of directors of Accenture plc, a management consulting business, Avaya, Inc., a provider of business collaboration and communications solutions, Imperva, Inc., a provider of business security solutions, Arista Networks, Inc., a manufacturer of networking products, and various private companies. He previously served on the boards of directors of ServiceNow, Inc., Netflix, Inc. and Tintri, Inc. Mr. Giancarlo holds a Bachelor of Science in electrical engineering from Brown University, a Master of Science in electrical engineering from the University of California, Berkeley and Master of Business Administration from Harvard Business School. We believe Mr. Giancarlo is qualified to serve as a member of our board of directors based on his extensive business expertise, including his prior executive level leadership, and his experience on the boards of publicly traded technology companies.

Nehal Raj. Mr. Raj has served as a member of our board of directors since July 2015. Mr. Raj is a Partner at TPG, a private investment firm based in San Francisco, where he leads investments in the technology sector for both TPG Capital and TPG Growth. Prior to joining TPG in 2006, he was an associate at Francisco Partners. Mr. Raj is currently a director of multiple private companies, including C3 IoT, Domo, Inc., EverFi, Inc., Mediware Information Systems, Inc., Noodle Analytics, Inc. and Sutherland Global Services, Inc. Mr. Raj received a Bachelor of Arts in economics and Master of Science in industrial engineering from Stanford University, where he was Phi Beta Kappa, and a Master of Business Administration from Harvard Business

School, where he was a Baker Scholar. We believe Mr. Raj is qualified to serve as a member of our board of directors based on his experience as a director of technology companies and his background in the private equity industry, including his experience with investments in network technology, infrastructure SaaS and cyber-security companies.

Election of Officers

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Code of Conduct

We have adopted a code of conduct that applies to all of our employees, officers and directors, including our chief executive officer, chief financial officer and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of conduct will be available on our website at www.zscaler.com. We intend to post any amendment to our code of conduct, and any waivers of such code for directors and executive officers, on the same website. Information on or that can be accessed through our website is not part of this prospectus.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors is fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our board of directors currently consists of eight members.

Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, with each director serving a staggered, three-year term. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2019 for the Class I directors, 2020 for the Class II directors and 2021 for the Class III directors.

•	Our Class I directors will be Charles Giancarlo, Lane Bess and Karen Blasing, and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	Our Class II directors will be Andrew Brown, Scott Darling and Nehal Raj, and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	Our Class III directors will be Jay Chaudhry and Amit Sinha, and their terms will expire at the annual meeting of stockholders to be held in 2021.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term shall continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Our amended and restated certificate of incorporation will provide that, in the event of a deadlock on the board of directors, the chairman of the board shall be entitled to cast two votes. Such tiebreaking vote provision will lapse upon the earliest to occur of (i) an increase in the authorized number of directors by one or more (but not a decrease) or (ii) the five (5) year anniversary of the completion of this offering.

Director Independence

Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of an initial public offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member. Additionally, audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships and as a result of this review, our board of directors determined that each of Ms. Blasing and Messrs. Brown, Darling, Giancarlo and Raj, representing five of our eight directors, does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and are “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. We believe that Mr. Bess will qualify as an “independent director” under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq in February 2018, three years following the date he last served as our chief operating officer. In making this determination, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of Our Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee is comprised of Ms. Blasing, Mr. Brown and Mr. Raj, each of whom is a non-employee member of our board of directors. Ms. Blasing is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of Nasdaq and the SEC. Our board of directors has also determined that Ms. Blasing qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of Nasdaq. The audit committee is responsible for, among other things:

•	selecting and hiring our registered public accounting firm;

•	evaluating the performance and independence of our registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports;

•	reviewing and approving in advance any proposed related-person transactions; and

•	preparing the audit committee report that the SEC will require in our annual proxy statement.

Compensation Committee

Our compensation committee is comprised of Mr. Brown, Ms. Blasing and Mr. Giancarlo, each of whom is a non-employee member of our board of directors. Mr. Brown is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of Nasdaq and the SEC, is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code. The compensation committee is responsible for, among other things:

•

reviewing and approving our chief executive officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Mr. Giancarlo, Mr. Darling and Mr. Raj, each of whom is a non-employee member of our board of directors. Mr. Giancarlo is the chairman of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate committee meets the requirements for independence under the rules of Nasdaq. The nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

We intend to post the charters of our audit, compensation and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website. Information on or that can be accessed through our website is not part of this prospectus. Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Employee Director Compensation

We do not currently have a formal policy with respect to compensation payable to our non-employee directors for service as directors. During fiscal 2017, our non-employee directors did not receive any cash compensation for their services as directors or as board committee members. Our board of directors has, however, granted equity awards from time to time to non-employee directors as compensation for their service as directors. We also reimburse our non-employee directors for their reasonable out-of-pocket costs and travel expenses in connection with their service as members of our board of directors.

The table below shows the total compensation awarded to our non-employee directors during fiscal 2017:

Name	Option Awards ($)(1)	Total ($)
Lane Bess	—	—
Karen Blasing(2)	504,308	504,308
Andrew Brown(3)	36,787	36,787
Scott Darling(4)	—	—
Charles Giancarlo(5)	429,185	429,185
Nehal Raj	—	—
Robert Williams(6)	—	—

(1)

The amounts in this column represent the aggregate grant-date fair value of the award as computed as of the grant date of each option awarded in fiscal 2017 in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718, or ASC Topic 718. The assumptions used in calculating the grant-date fair value of the awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus. Other than as set forth in the footnotes below, our non-employee directors did not hold any equity awards as of July 31, 2017.

(2)

Ms. Blasing was elected to our board of directors on January 1, 2017. In March 2017, we granted Ms. Blasing an option to purchase 350,000 shares of our common stock. The option includes an early exercise feature that allows Ms. Blasing to exercise the option to purchase unvested shares at any time, subject to our right to repurchase any such shares that remain unvested if her service with us terminates. One forty-eighth of the shares subject to such option vest each month after January 1, 2017, subject to Ms. Blasing’s continued service to us. In addition, if a change of control occurs before Ms. Blasing’s service terminates, the option will become fully vested. In June 2017, Ms. Blasing exercised the option with respect to 60,000 shares. As of July 31, 2017, our right of repurchase has lapsed with respect to 43,750 of such shares, and 16,250 of such shares remain subject to our right of repurchase. As of July 31, 2017, all of the remaining 290,000 unexercised shares subject to the option were unvested.

(3)

We granted Mr. Brown the following options to purchase shares of our common stock: (i) in December 2013, an option covering 20,000 shares, (ii) in October 2015, an option covering 300,000 shares, and (iii) in November 2016, an option covering 30,000 shares. Each of the options granted in October 2015 and November 2016 includes an early exercise feature that allows Mr. Brown to exercise the option to purchase unvested shares at any time, subject to our right to repurchase any such shares that remain unvested if his service with us terminates. The options vest according to the following schedules, subject to Mr. Brown’s continued service with us: (i) one twenty-fourth of the shares subject to the option granted in December 2013 vested each month after November 1, 2013, (ii) one forty-eighth of the shares subject to the option granted in October 2015 vest monthly after October 14, 2015 and (iii) one forty-eighth of the shares subject to the option granted in November 2016 vest monthly after November 17, 2017. In addition, if a change of control occurs before Mr. Brown’s service terminates, the options granted in October 2015 and November 2016 will become fully vested, subject to his execution of a release of claims. In December 2015, Mr. Brown exercised the option granted in October 2015 with respect to 75,000 shares. As of July 31, 2017, Mr. Brown held a total of 275,000 unexercised shares subject to options, of which a total of 193,750 shares underlying the options were unvested, as follows: (i) all 20,000 of the shares subject to the option granted in December 2013 were vested, (ii) 56,250 of the remaining shares subject to the option granted in October 2015 were vested and 168,750 were unvested, and (iii) 5,000 of the shares subject to the option granted in November 2016 were vested and 25,000 were unvested.

(4)	Mr. Darling was elected to our board of directors on November 17, 2016.
(5)

Mr. Giancarlo was elected to our board of directors on November 17, 2016. In November 2016, we granted Mr. Giancarlo an option to purchase 350,000 shares of our common stock. The option includes an early exercise feature that allows Mr. Giancarlo to exercise the option to purchase unvested shares at any time, subject to our right to repurchase any such shares that remain unvested when his service with us terminates. In addition, if a change of control occurs before Mr. Giancarlo’s service terminates, the option will become fully vested, subject to his execution of a release of claims. One forty-eighth of the shares subject to such option vest monthly after November 17, 2016, subject to Mr. Giancarlo’s continued service to us. All 350,000 of the unexercised shares subject to the option were outstanding as of July 31, 2017, of which 58,333 shares underlying the option were vested and 291,667 shares underlying the option were unvested.

(6)	Mr. Williams resigned from our board of directors on October 13, 2016.

We also entered into offer letters with each of Ms. Blasing and Messrs. Brown, Darling and Giancarlo in connection with their appointment to our board of directors. Each such offer letter provides that the relevant director will be reimbursed for reasonable expenses he or she incurs in connection with his or her service on our board of directors and that he or she will be indemnified in his or her capacity as a director. In addition, Ms. Blasing’s offer letter provides for the grant of an option to purchase 350,000 shares of our common stock, which we granted to her in March 2017; Mr. Brown’s offer letter provides for the grant of an option to purchase 300,000 shares of our common stock, which we granted to him in October 2015; and Mr. Giancarlo’s offer letter provides for the grant of an option to purchase 350,000 shares of our common stock, which we granted to him in November 2016, each as more fully described in the preceding table.

Directors who are also our employees receive no additional compensation for their service as directors. During fiscal 2017, Mr. Chaudhry and Dr. Sinha were executive officers of ours, and Mr. Chaudhry was one of our named executive officers. See the section titled “Executive Compensation” for additional information about the compensation of Mr. Chaudhry.

Although compensation has been paid to our non-employee directors prior to the completion of this offering, we do not currently have a policy or plan to make equity award grants or pay cash retainers to our non-employee directors at a particular time, of a particular value or of a particular amount.

EXECUTIVE COMPENSATION

Fiscal 2017 Summary Compensation Table

The following table and narrative summarizes and explains the compensation that we paid to, or that was earned by, each person who served as our principal executive officer and each of the named executive officers determined under Item 402(m)(2) of Regulation S-K during fiscal 2017. We refer to these executive officers in this prospectus as our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)		Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Jay Chaudhry(3) President, Chief Executive Officer and Chairman of the Board	2017	—	—		—	—	—		—	—	—

Remo Canessa(4) Chief Financial Officer	2017	146,591	72,313	(4)	—	2,161,320	—		—	—	2,380,224

William Welch Chief Operating Officer	2017	300,000	—		—	728,896	379,561	(5)	—	—	1,408,457

(1)

The amounts disclosed represent the grant date fair value of the stock options granted to the named executive officers during fiscal 2017 as computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in the notes to our audited consolidated financial statements included in this prospectus. Such grant-date fair value does not take into account any estimated forfeitures related to service-vesting conditions. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.

(2)	The amounts disclosed represent the amounts earned in fiscal 2017 pursuant to our Fiscal Year 2017 Bonus Plan.
(3)	Mr. Chaudhry serves on our board of directors but is not paid additional compensation for such service.
(4)	Mr. Canessa joined as our chief financial officer in February 2017 and received a pro-rated bonus under the terms of his offer letter.
(5)	The amounts disclosed represent the amounts earned in fiscal 2017 pursuant to our Fiscal Year 2017 Sales Compensation Plan.

Named Executive Officer Employment Letters

Jay Chaudhry

We entered into an employment agreement with Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, on August 23, 2017. The employment agreement does not have a fixed expiration date, and Mr. Chaudhry’s employment is at-will. Mr. Chaudhry’s current annual base salary is $23,660, and he is currently eligible to receive discretionary bonuses, as determined by our board of directors or our compensation committee.

In addition, in August 2017, our board of directors approved the payment by us of filing fees in the amount of $125,000 on behalf of Mr. Chaudhry in connection with a filing made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as a result of the acquisition by entities controlled by Mr. Chaudhry of shares of our common stock from existing stockholders. Our board of directors also approved reimbursing Mr. Chaudhry for any applicable taxes payable by Mr. Chaudhry as a result of such payment.

Remo Canessa

We entered into an employment letter with Remo Canessa, our chief financial officer, on January 8, 2017. The employment letter does not have a fixed expiration date, and Mr. Canessa’s employment is at-will. Mr. Canessa’s current annual base salary is $300,000, and he is currently eligible to earn annual incentive compensation with a target equal to $150,000, with the annual bonus for fiscal 2017 pro-rated based on Mr. Canessa’s date of hire and guaranteed so long as Mr. Canessa continued employment with us through the date the bonus was paid.

In connection with his hire, in March 2017, Mr. Canessa was granted a stock option to purchase 1,500,000 shares of our common stock, subject to the terms and conditions of our 2007 Plan and a stock option agreement between us and Mr. Canessa. The option vests in monthly installments over four years with a 12-month vesting cliff, in each case subject to Mr. Canessa’s continued service through the applicable vesting date. The option includes an early exercise feature.

If we terminate Mr. Canessa’s employment other than for “cause”, death or “disability” outside of the “change of control period” (as such terms are defined in our Change of Control and Severance Policy), he will receive (1) continuing payments of base salary for a period of six months, (2) acceleration of the vesting of his equity awards to the extent such awards would have vested had he remained employed with us for an additional six months (provided that if his termination occurs within six months of his start date, the vesting of 187,500 shares subject to the option described in the previous paragraph will be accelerated), and (3) an extended post-termination exercise period of stock options for 12 months after termination, subject to his signing and not revoking a release of claims within the time specified in the employment letter.

Mr. Canessa is an eligible participant in our Change of Control and Severance Policy described below. In addition to such benefits described below, Mr. Canessa’s extended 12-month post-termination exercise period described above will also apply for qualified terminations during the change of control period.

William Welch

We entered into an employment letter with William Welch, our chief operating officer, on November 25, 2014. The employment letter does not have a fixed expiration date, and Mr. Welch’s employment is at-will. Mr. Welch’s current annual base salary is $300,000, and he is currently eligible to earn commission with a target equal to $300,000. In connection with his hire, in December 2014, Mr. Welch was granted a stock option to purchase 650,000 shares of our common stock, subject to the terms and conditions of our 2007 Plan and a stock option agreement between us and Mr. Welch. The option vests in monthly installments over four years with a 12-month vesting cliff, in each case subject to Mr. Welch’s continued service through the applicable vesting date. The option includes an early exercise feature.

If we terminate Mr. Welch’s employment other than for “cause”, as such term is defined in our employment letter with Mr. Welch, he will receive continuing payments of base salary for a period of 12 months, subject to early termination if Mr. Welch becomes employed, subject to (1) his signing and not revoking a release of claims within the time specified in the employment letter and (2) his signing and complying with a 12-month non-compete and non-solicit agreement in our favor.

Mr. Welch is an eligible participant in our Change of Control and Severance Policy described below.

Change of Control and Severance Policy

Our board of directors adopted a Change of Control and Severance Policy, or the Severance Policy. Messrs. Canessa and Welch are participants in the Severance Policy. Under the Severance Policy, if we terminate either named executive officer’s employment other than for “cause,” death or “disability” or the named executive officer resigns for “good reason” during the period beginning on a “change of control” (as such terms are defined in the Severance Policy) and ending 12 months following the change of control (which we refer to as the change of control period), such named executive officer will be eligible to receive the following severance benefits:

•

100% of the then-unvested shares subject to his then-outstanding equity awards will become vested and exercisable, and in the case of equity awards with performance-based vesting, all performance goals and other vesting criteria will be deemed achieved at the specified percentage of target levels;

•

a lump-sum payment equal to 100% of the greatest of (i) his annual base salary as in effect immediately prior to his termination, (ii) if the termination is a resignation for good reason based on a material reduction in base salary, his annual base salary as in effect immediately prior to such reduction, or (iii) his annual base salary as in effect immediately prior to the change of control;

•

a lump-sum payment equal to (i) 100% of his target annual bonus for the fiscal year in which his termination occurs plus (ii) a pro-rated portion of such target annual bonus reduced by any bonus payments made during such fiscal year; and

•	a lump-sum health benefit severance payment of $36,000.

To receive the severance benefits upon a qualifying termination, a named executive officer must sign and not revoke a release of claims within the time specified in the Severance Policy. If we discover after a named executive officer receives severance benefits that grounds for terminating him for cause existed, such named executive officer will not receive any further severance benefits under the Severance Policy, and to the extent permitted by law, the named executive officer will be required to repay to us any severance payments and benefits (or gain derived from such payments and benefits) he received under the Severance Policy.

If any of the payments or benefits provided for under the Severance Policy or otherwise payable to a named executive officer would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax under Section 4999 of the Internal Revenue Code, then the named executive officer will be entitled to receive either full payment of such payments and benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him.

In addition to the benefits described above, Mr. Canessa’s 12-month extended post-termination exercise period continues to apply for a qualified termination during the change of control period.

Bonus

We sponsored a Fiscal Year 2017 Bonus Plan, or our Bonus Plan. Mr. Canessa was eligible to participate in our Bonus Plan. The Bonus Plan had semi-annual performance periods. The target annual bonus was $150,000, but as noted above, this target was pro-rated because Mr. Canessa joined us after the commencement of fiscal 2017. Bonuses under the Bonus Plan generally were payable based on our achievement of new annual contract value and renewal amounts, but as noted above, the bonus for Mr. Canessa was guaranteed if he remained employed with us through the date his bonus was paid.

Non-Equity Incentive Plan Compensation

We sponsored a Fiscal Year 2017 Sales Compensation Plan, or our Sales Compensation Plan, in which Mr. Welch was eligible to participate. The Sales Compensation Plan had an annual performance period, and Mr. Welch’s target commission was $300,000. Amounts under the Sales Compensation Plan generally were payable based on our achievement of new and upsell annual contract value and renewal amounts.

Outstanding Equity Awards as of Fiscal Year End

The following table sets forth information regarding outstanding stock options and stock awards held by our named executive officers as of July 31, 2017:

	Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Jay Chaudhry	—	—	—	—	—	—	—
Remo Canessa(2)	03/02/2017	1,125,000	—	3.88	03/02/2024	375,000	2,066,250
William Welch(3)	12/23/2014	—	—	1.19	12/23/2021	230,209	1,268,452
	04/03/2015	—	—	1.75	04/03/2022	211,459	1,165,139
	01/15/2016	—	—	2.93	01/14/2023	187,500	1,033,125
	04/10/2017	—	500,000	3.95	04/10/2024	—	—

(1)

This amount reflects the fair market value of our common stock of $5.51 as of July 31, 2017 (the determination of the fair market value by our board of directors as of the most proximate date) multiplied by the amount shown in the column for the number of shares or units that have not vested.

(2)

Mr. Canessa was granted an option to purchase 1,500,000 shares. One-fourth of the shares subject to the option vest on February 6, 2018, and one forty-eighth of the shares vest monthly thereafter, subject to Mr. Canessa’s continued service to us. Mr. Canessa acquired 375,000 shares pursuant to an early exercise provision subject to our right of repurchase. The option is subject to potential vesting acceleration as described above.

(3)

Mr. Welch was granted the following options to purchase shares of our common stock: (i) in December 2014, an option covering 650,000 shares, (ii) in April 2015, an option covering 350,000 shares, (iii) in January 2016, an option to purchase 300,000 shares, and (iv) in April 2017, an option to purchase 500,000 shares, each subject to the terms and conditions of our 2007 Plan and a stock option agreement between us and Mr. Welch. Each of the options vest in monthly installments over four years with a 12-month vesting cliff, in each case subject to Mr. Welch’s continued service through the applicable vesting date. Each of the options granted in December 2014, April 2015 and January 2016 includes an early exercise feature. Mr. Welch acquired an aggregate of 1,300,000 shares pursuant to such early exercise provisions, and an aggregate of 629,168 of such shares are subject to our right of repurchase as of July 31, 2017, subject to potential vesting acceleration as described above. The remaining 500,000 shares subject to options are subject to potential vesting acceleration as described above.

Employee Benefit and Stock Plans

Fiscal Year 2018 Equity Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our 2018 Plan. We expect that our 2018 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2018 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of              shares of our common stock will be reserved for issuance pursuant to our 2018 Plan. In addition, the shares reserved for issuance under our 2018 Plan also will include                  shares subject to awards under our 2007 Plan that, after the effectiveness of the registration statement of which this prospectus forms a part, expire or terminate and shares previously issued pursuant to our 2007 Plan, as applicable, that, after the effectiveness of the registration statement of which this prospectus forms a part, are forfeited or repurchased by us (provided that the maximum number of shares that may be added to our 2018 Plan pursuant to this sentence is                  shares). The number of shares available for issuance under our 2018 Plan will also include an annual increase on the first day of each fiscal year beginning on August 1, 2018, equal to the least of:

•	shares;

•	5% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, or RSUs, performance units or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2018 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2018 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2018 Plan. Shares that have actually been issued under the 2018 Plan under any award will not be returned to the 2018 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs, performance shares or performance units are repurchased or forfeited, such shares will become available for future grant under the 2018 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2018 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2018 Plan.

Plan Administration. Our board of directors or one or more committees appointed by our board of directors will administer our 2018 Plan. The compensation committee of our board of directors is expected to administer our 2018 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. In addition, if we determine it is desirable to qualify transactions under our 2018 Plan as exempt under Rule 16b-3 of the Exchange Act, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2018 Plan, the administrator has the power to administer our 2018 Plan and make all determinations deemed necessary or advisable for administering the 2018 Plan, including but not limited to, the power to determine the fair market value of our common stock, select the service providers to whom awards may be granted, determine the number of shares covered by each award, approve forms of award agreements for use under the 2018 Plan, determine the terms and conditions of awards (including, but not limited to, the exercise price, the times or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto), construe and interpret the terms of our 2018 Plan and awards granted under it, to prescribe, amend, and rescind rules relating to our 2018 Plan, including creating sub-plans, and to modify or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards (provided that no option or stock appreciation right will be extended past its original maximum term) and to allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash, or by which the exercise price of an outstanding award is increased or reduced,. The administrator’s decisions, interpretations, and other actions are final and binding on all participants.

Stock Options. Stock options may be granted under our 2018 Plan. The exercise price of options granted under our 2018 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the option will remain exercisable for three months following the termination of service. An option may not be exercised later than the expiration of its term. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2018 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation right will remain exercisable for 12 months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation right will remain exercisable for three months following the termination of service. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2018 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2018 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2018 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

RSUs. RSUs may be granted under our 2018 Plan. RSUs are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2018 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator may set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned restricted stock units in the form of cash, in shares or in some combination thereof. Notwithstanding the foregoing, the administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2018 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit or individual goals (including, but not limited to, continued employment or service), applicable federal or state securities laws or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator on or prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. Our 2018 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2018 Plan. Prior to the completion of this offering, we intend to implement a formal policy pursuant to which our outside directors will be eligible to receive equity awards under our 2018 Plan. In order to provide a maximum limit on the awards that can be made to our outside directors, our 2018 Plan provides that in any given fiscal year, an outside director will not be granted (i) stock-settled awards having a grant-date fair value greater than $1,000,000 (increased to $2,000,000 in connection with his or her initial service) or (ii) cash-settled awards having a grant-date fair value greater than $1,000,000 (increased to $2,000,000 in connection with his or her initial service). The grant-date fair values will be determined according to U.S. GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2018 Plan in the future.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2018 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2018 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2018 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2018 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2018 Plan provides that in the event of a merger or change in control, as defined under our 2018 Plan, each outstanding award will be treated as the administrator determines, without a participant’s consent. The administrator is not required to treat all awards or participants similarly.

In the event that a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and all other terms and conditions met and such award will become fully exercisable, if applicable. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

In the event of a change in control, with respect to awards granted to an outside director, his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment; Termination. The administrator has the authority to amend, alter, suspend or terminate our 2018 Plan provided such action does not materially impair the existing rights of any participant. Our 2018 Plan automatically will terminate in 2027, unless we terminate it sooner. No additional awards may be granted under the 2018 Plan following its termination or expiration.

Fiscal Year 2018 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, our board of directors intends to adopt, and we expect our stockholders will approve, our ESPP. Our ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of                  shares of our common stock will be available for sale under our ESPP. The number of shares of our common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning on August 1, 2018, equal to the least of:

•	shares;

•	1% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

Plan Administration. Our board of directors, or a committee appointed by our board of directors will administer our ESPP. We expect our compensation committee to administer our ESPP. The administrator will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the ESPP, to designate separate offerings under the ESPP, to designate our subsidiaries and affiliates as participating in the ESPP, to determine eligibility, to adjudicate all disputed claims filed under the ESPP and to establish procedures that it deems necessary for the administration of the ESPP.

Eligibility. Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year.

However, an employee may not be granted rights to purchase shares of our common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase shares of our common stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year.

Offering Periods. Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Internal Revenue Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Internal Revenue Code to designated companies, as described in our ESPP. Our ESPP provides for 24-month offering periods. The offering periods are scheduled to start on the first trading day on or after June 15 and December 15 of each year, except for the first offering period, which will commence on the first trading day on or after the date of effectiveness of the registration statement of which this prospectus forms a part. Each offering period will include four purchase periods, which will be the approximately 6-month period commencing after one exercise date and ending with the next exercise date.

Contributions. Our ESPP permits participants to purchase shares of our common stock through payroll deductions of up to 15% of their eligible compensation. A participant may purchase a maximum of 3,000 shares of our common stock during a purchase period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each 6-month purchase period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares of our common stock on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under our ESPP other than by will or the laws of descent and distribution.

Merger or Change in Control. Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator has the authority to amend, suspend or terminate our ESPP at any time and for any reason. Our ESPP automatically will terminate in 2037, unless we terminate it sooner.

2007 Stock Plan

In September 2007, our board of directors adopted, and our stockholders approved our 2007 Plan. Our 2007 Plan was most recently amended effective August 31, 2017. We expect to terminate our 2007 Plan in connection with our adoption of the 2018 Plan and that no additional awards will be granted under our 2007 Plan thereafter. However, the terms of our 2007 Plan will continue to govern any outstanding awards thereunder. Our 2007 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. As of January 31, 2018, a total of 57,597,368 shares of our common stock was authorized under our 2007 Plan, of which options to purchase 22,424,824 shares of our common stock were outstanding and options to purchase 5,562,904 shares of our common stock were reserved for future issuance. The maximum number of shares that may be issued upon the exercise of incentive stock options under our 2007 Plan is 57,597,368, plus, to the extent allowable under Section 422 of the Internal Revenue Code, any shares of our common stock that become available for future issuance under our 2007 Plan.

Plan Administration. Our board of directors or a committee appointed by our board of directors administers the 2007 Plan. We anticipate that the compensation committee of our board of directors will administer our 2007 Plan following the completion of this offering. Subject to the provisions of our 2007 Plan, the administrator has the power to administer our 2007 Plan, including, but not limited to: the power to interpret the terms of our 2007 Plan and awards granted under it; to create, amend and revoke rules relating to our 2007 Plan, including creating sub-plans; and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise of an award. The administrator also has the authority to modify or amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to family members, as permitted by Rule 701 of the Securities Act, and to institute an exchange program by which outstanding options may be surrendered in exchange for options of the same type which may have a lower or higher exercise price and different terms, options of a different type, and/or cash, and/or by which the exercise price of outstanding options is reduced.

Stock Options. Stock options may be granted under our 2007 Plan. The exercise price per share and term of a stock option granted under our 2007 Plan is determined by the administrator. The exercise price per share of any option granted under our 2007 Plan must at least be equal to the fair market value of a share of our common stock on the date of grant, and the term of any stock option granted under our 2007 Plan may not exceed 10 years. However, with respect to any incentive stock option granted to a person who owns more than 10% of the voting power of all classes of our outstanding stock, the incentive stock option’s term must not exceed five years, and its exercise price per share must equal at least 110% of the fair market value of a share of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of a participant, he or she generally may exercise the vested portion of his or her option for 12 months if termination is due to death or disability or for three months in all other cases. However, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2007 Plan, the administrator determines the other terms of the options.

Stock Purchase Rights. Stock purchase rights may be granted under our 2007 Plan. Stock purchase rights granted under our 2007 Plan are grants of rights to purchase shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer stock purchase rights, it advises the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid and the time within which the purchaser must accept such offer. A purchaser accepts the offer by execution of a restricted share purchase agreement in the form determined by the administrator. Once the stock purchase right is exercised, the purchaser will have rights equivalent to a shareholder, subject to such forfeiture conditions, rights of repurchase or other restrictions that the administrator may determine and set forth in the award agreement.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2007 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution, and only the recipient of an option may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2007 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2007 Plan and/or the number, class and price of shares covered by each outstanding award.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable prior to the effective date of such proposed transactions and all awards will terminate immediately prior to the completion of such proposed transaction.

Merger or Change in Control. Our 2007 Plan provides that, in the event of a merger or change in control, as defined under our 2007 Plan, each outstanding award may be assumed or substituted for an equivalent award. In the event that awards are not assumed or substituted for, then the vesting of outstanding awards will be accelerated, and stock options will become exercisable in full prior to such transaction. In addition, if an option is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant that such award will be fully vested and exercisable for a specified period prior to the transaction, and such award will terminate upon the expiration of such period for no consideration, unless otherwise determined by the administrator.

Amendment, Termination. The administrator has the authority to amend, suspend or terminate the 2007 Plan at any time, provided such action does not impair the existing rights of any participant unless the participant and administrator mutually agree otherwise. Following the expected termination of our 2007 Plan in connection with this offering, no additional awards will be granted under our 2007 Plan.

Employee Incentive Compensation Plan

Our board of directors has adopted an Employee Incentive Compensation Plan, or the Incentive Compensation Plan. Our Incentive Compensation Plan allows our compensation committee to provide cash incentive awards to employees selected by our compensation committee, including our named executive officers, based upon performance goals established by our compensation committee. Pursuant to the Incentive Compensation Plan, our compensation committee, in its sole discretion, establishes a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period.

Under our Incentive Compensation Plan, our compensation committee determines the performance goals applicable to any award, which goals may include, without limitation, the attainment of research and development milestones, billings, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer-related measures, customer retention rates, business unit or division earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization, earnings before taxes and net earnings), earnings per share, employee retention, employee mobility, expenses, geographic expansion, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, hiring targets, internal rate of return, inventory turns, inventory levels, market share, milestone achievements, net billings, net income, net profit, net revenue margin, net sales, new customers, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, origination volume, overhead or other expense reduction, product defect measures, product development, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales efficiency, sales results, sales growth, stock price, time to market, total stockholder return, units sold (total and new) working capital, and individual objectives such as management by objectives, peer reviews or other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

Our compensation committee administers our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid in cash (or its equivalent) in a single lump sum only after they are earned, which usually requires continued employment through the date the actual award is paid. The compensation committee reserves the right to settle an actual award with a grant of an equity award under the Company’s then-current equity compensation plan, which equity award may have such terms and conditions, as the compensation committee determines. Payment of awards occurs as soon as administratively practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors and our compensation committee have the authority to amend, alter, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

401(k) Plan

We maintain a tax-qualified retirement plan, or the 401(k) plan, that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees are able to participate in the 401(k) plan as of the first day of the month following the date they meet the 401(k) plan’s eligibility requirements, and participants are able to defer up to 100% of their eligible compensation subject to applicable annual Internal Revenue Code limits. All participants’ interests in their deferrals are 100% vested when contributed. We have not made any matching contributions to the 401(k) plan to date.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective immediately prior to the completion of this offering, will provide that we will indemnify our directors and officers and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation will not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, will remain available under Delaware law. This provision also will not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into and expect to continue to enter into agreements to indemnify each of our current directors, officers and some employees. With specified exceptions, these agreements provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. Our directors who are affiliated with venture capital funds also have certain rights of indemnification provided by their venture capital funds and the affiliates of those funds (which we refer to as the fund indemnitors). We have agreed to indemnify the fund indemnitors to the extent of any claims asserted against the fund indemnitors that arise solely from the status or conduct of these directors in their capacity as our directors, which indemnification agreements will terminate upon the completion of this offering. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since August 1, 2014 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Series D Redeemable Convertible Preferred Stock Financing

From July 2015 through September 2015, we sold an aggregate of 18,404,496 shares of our Series D redeemable convertible preferred stock at a purchase price of $5.9768 per share, for an aggregate purchase price of $110.0 million, pursuant to our Series D redeemable convertible preferred stock financing.

Each share of our Series D redeemable convertible preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

The purchasers of our Series D redeemable convertible preferred stock are entitled to specified registration rights. For additional information, see “Description of Capital Stock—Registration Rights.”

The following table summarizes purchases of our Series D redeemable convertible preferred stock by related persons:

Stockholder	Shares of Series D Preferred Stock	Total Purchase Price
Entities Affiliated with TPG(1)	13,719,716	$81,999,999

(1)

Affiliates of TPG holding our securities whose shares are aggregated for purposes of reporting share ownership information are TPG Zookeeper (A), LP and TPG Zookeeper (B), LP. Nehal Raj, a member of our board of directors, is a Partner at TPG.

Investors’ Rights Agreement

We are party to an amended and restated investors’ rights agreement dated July 24, 2015 which provides, among other things, that certain holders of our capital stock, including (i) entities affiliated with TPG, where our director Nehal Raj is a Partner, and which such entities hold more than 5% of our outstanding capital stock, (ii) entities affiliated with Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, which entities also hold more than 5% of our outstanding capital stock, (iii) entities affiliated with Mr. Chaudhry’s wife, Jyoti Chaudhry, who was a member of our board of directors at the time we entered into such investors’ rights agreement, (iv) entities affiliated with Lane Bess, a member of our board of directors, and (v) entities affiliated with Kailash Kailash, who was a member of our board of directors at the time we entered into such investors’ rights agreement, have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Voting Agreement

We are party to an amended and restated voting agreement dated July 24, 2015 under which certain holders of our capital stock, including (i) entities affiliated with TPG, (ii) entities affiliated with Mr. Chaudhry,

(iii) entities affiliated with Ms. Chaudhry, (iv) entities affiliated with Mr. Bess, (v) entities affiliated with Mr. Kailash, who was a member of our board of directors at the time we entered into such voting agreement and (vi) Amit Sinha, our chief technology officer and executive vice president of engineering and cloud operations and a member of our board of directors, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the conversion of all outstanding shares of our preferred stock into common stock, which we expect to occur immediately prior to completion of this offering, the amended and restated voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal

Pursuant to our equity compensation plans and certain agreements with our stockholders, including an amended and restated right of first refusal and co-sale agreement dated July 24, 2015, certain holders of our capital stock, we or our assignees have a right to purchase shares of our capital stock which certain stockholders propose to sell to other parties. This right will terminate upon completion of this offering.

Since August 1, 2014, we have waived our right of first refusal in connection with certain sales of shares of our capital stock, including sales by Manoj Apte, our senior vice president and chief strategy officer, and Dr. Sinha. Our waivers resulted in the purchase of such shares by certain of our stockholders, including entities controlled by Messrs. Chaudhry and Bess, at prices in excess of the estimated fair value of such shares at the time of the transactions. As a result, we recorded stock-based compensation expense of $4.4 million in fiscal 2017 for the difference between the price paid and the estimated fair value on the date of the transaction. See the section titled “Principal Stockholders” for additional information regarding beneficial ownership of our capital stock.

Payment of Hart-Scott-Rodino Filing Fees on Behalf of Mr. Chaudhry

In August 2017, our board of directors approved the payment by us of filing fees in the amount of $125,000 on behalf of Mr. Chaudhry in connection with a filing made under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as a result of the acquisition by entities controlled by Mr. Chaudhry of shares of our common stock from existing stockholders. Our board of directors also approved reimbursing Mr. Chaudhry for any applicable taxes payable by Mr. Chaudhry as a result of such payment.

Loans to Directors and Executive Officers

We previously made loans to certain of our directors and executive officers, along with certain of our other employees, in connection with their early exercise of options to purchase shares of our common stock. Each such loan was made pursuant to a full recourse promissory note. In connection with each such promissory note, the borrower early exercised options to purchase shares of our common stock, and pledged and assigned to us a security interest in all such shares. Unless any such note is accelerated in accordance with its terms, it terminates upon the earliest to occur of (i) the fixed maturity date specified therein, (ii) prior to the time such note would be prohibited by the Sarbanes-Oxley Act, (iii) following termination of the applicable employee for cause or (iv) upon the occurrence of other events specified therein.

Loans to Amit Sinha

In December 2013, we loaned to Dr. Sinha, our chief technology officer and executive vice president of engineering and cloud operations and a member of our board of directors, $475,000 with interest at a rate per annum of 2.46%, compounded semi-annually, in connection with Dr. Sinha’s early exercise of 500,000 options to purchase shares of our common stock. As of January 31, 2018, the balance of the note was $524,962, including principal and $49,962 of accrued interest.

In May 2015, we loaned to Dr. Sinha $875,000 with interest at a rate per annum of 2.28%, compounded semi-annually, in connection with Dr. Sinha’s early exercise of 500,000 options to purchase shares of our common stock. As of January 31, 2018, the balance of the note was $930,320, including principal and $55,320 of accrued interest.

In February 2018, Dr. Sinha repaid the outstanding principal and interest due under each of the loans, and we terminated each of the promissory notes described above.

Loans to William Welch

In December 2014, we loaned to William Welch, our chief operating officer, $773,500 with interest at a rate per annum of 2.57%, compounded semi-annually, in connection with Mr. Welch’s early exercise of 650,000 options to purchase shares of our common stock. As of January 31, 2018, the balance of the note was $837,426, including principal and $63,926 of accrued interest.

In April 2015, we loaned to Mr. Welch $612,500 with interest at a rate per annum of 2.54%, compounded semi-annually, in connection with Mr. Welch’s early exercise of 350,000 options to purchase shares of our common stock. As of January 31, 2018, the balance of the note was $656,671, including principal and $44,171 of accrued interest.

In February 2016, we loaned to Mr. Welch $879,000 with interest at a rate per annum of 2.17%, compounded semi-annually, in connection with Mr. Welch’s early exercise of 300,000 options to purchase shares of our common stock. As of January 31, 2018, the balance of the note was $917,665, including principal and $38,665 of accrued interest.

In February 2018, Mr. Welch repaid the outstanding principal and interest due under each of the loans, and we terminated each of the promissory notes described above.

Executive Advisor Agreement

In June 2014, we entered into an executive advisor agreement for consulting services with Andrew Brown, who has served as a member of our board of directors since October 2015. Pursuant to this agreement, we paid Mr. Brown $50,000 during fiscal 2015, $48,000 during fiscal 2016 and $32,000 during fiscal 2017. The executive advisor agreement was terminated in February 2017.

Transactions with Two Rivers Pictures

In each of fiscal 2016 and 2017, we engaged Two Rivers Pictures, a video production company owned and operated by Garrett Bess, the brother of our director Lane Bess, to produce marketing communications materials for us. The total amount invoiced by Two Rivers Pictures was $34,600 for fiscal 2016 and $127,823 for fiscal 2017 for services provided in each period.

Stock Option Grants to Executive Officers

We have granted stock options to our named executive officers. For a description of these options, see “Executive Compensation—Outstanding Equity Awards as of Fiscal Year End.”

Offer Letters

We have entered into offer letters and other arrangements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under “Executive Compensation—Named Executive Officer Employment Letters.”

We have also entered into offer letters with each of Karen Blasing, Mr. Brown, Scott Darling and Charles Giancarlo in connection with their appointment to our board of directors, as described under “Management—Non-Employee Director Compensation.”

In addition, in April 2011, we entered into an employment letter with our director Mr. Bess, pursuant to which Mr. Bess served as our chief operating officer and executive vice president of worldwide sales and field marketing from April 2011 to February 2015. Pursuant to such letter, for the portion of fiscal 2015 that we employed Mr. Bess, we paid him salary and bonus in the amount of $260,257 and non-equity incentive plan compensation equal to $20,724.

Participation in Our Initial Public Offering

Certain entities associated with Messrs. Giancarlo, Bess and Darling and Ms. Blasing, each a member of our board of directors, have indicated an interest in purchasing up to an aggregate of approximately $5.0 million of shares of our common stock in this offering (or an aggregate of                  shares based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriters will receive the same discount from any shares sold to these existing stockholders as they will from any other shares sold to the public in this offering. Any shares purchased by such stockholders will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

The underwriting agreement provides for indemnification by the underwriters of us and our directors and executive officers for certain liabilities arising under the Securities Act or otherwise.

Policies and Procedures for Related Party Transactions

Effective upon the completion of this offering, we will have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, is not permitted to enter into a related-party transaction with us without the consent of our audit committee, subject to the exceptions described below.

In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed $120,000 in any fiscal year, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of January 31, 2018 and as adjusted to reflect the sale of our common stock offered by us in this offering, assuming no exercise by the underwriters of their over-allotment option, for:

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership prior to this offering is based on 157,998,166 shares of common stock outstanding as of January 31, 2018, after giving effect to the conversion of all outstanding shares of convertible preferred stock into shares of common stock. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to equity awards held by the person that are currently exercisable or exercisable within 60 days of January 31, 2018. We did not deem such shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Zscaler, Inc., 110 Rose Orchard Way, San Jose, California 95134.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number of Shares	%	Number of Shares	%
5% Stockholders:
Ajay Mangal, as trustee(1)	44,736,801	28.3
Entities Affiliated with TPG(2)	13,719,716	8.7

Executive Officers and Directors:
Jay Chaudhry(3)	40,273,064	25.5
Remo Canessa(4)	1,500,000	*
William Welch(5)	1,300,000	*
Lane Bess(6)	3,123,638	2.0
Karen Blasing(7)	350,000	*
Andrew Brown(8)	350,000	*
Scott Darling	—	*
Charles Giancarlo(9)	350,000	*
Nehal Raj(10)	—	*
Amit Sinha(11)	2,608,589	1.7
All executive officers and directors as a group (12 persons)(12)	52,043,868	32.3

*	Represents less than 1%.

(1)

Consists of (i) 32,349,063 shares held of record by The CJCP Trust for which Mr. Mangal serves as trustee and (ii) 12,387,738 shares held of record by The CKS Trust for which Mr. Mangal serves as trustee. The beneficiaries of The CJCP Trust and The CKS Trust are members of Jay Chaudhry’s family. The address for The CJCP Trust and The CKS Trust is c/o The Goldman Sachs Trust Company, 200 Bellevue Parkway, Suite 250, Wilmington, Delaware 19809.

(2)

The shares included in the table above represent (i) 11,411,511 shares directly held by TPG Zookeeper (A), L.P., a Delaware limited partnership (“TPG Zookeeper (A)”), and (ii) 2,308,205 shares directly held by TPG Zookeeper (B), L.P., a Delaware limited partnership (“TPG Zookeeper (B)” and, together with TPG Zookeeper (A), the “TPG Funds”). The general partner of each of the TPG Funds is TPG Growth GenPar III, L.P., a Delaware limited partnership, whose general partner is TPG Growth GenPar III Advisors, LLC, a Delaware limited liability company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, whose general partner is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership whose general partner is TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited partnership whose sole member is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”). David Bonderman and James G. Coulter are sole shareholders of Group Advisors and therefore may be deemed to be the beneficial owners of the shares held by the TPG Funds. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares held by the TPG Funds except to the extent of their pecuniary interest therein. The address of the TPG Funds and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(3)

Consists of (i) 3,266,993 shares held of record by Mr. Chaudhry, (ii) 36,926,071 shares held of record by Jyoti Chaudhry, (iii) 50,000 shares held of record by The Chaudhry Family Trust dated August 1, 2014 for which Surjit Kaur serves as trustee, (iv) 20,000 shares held of record by The Chaudhry Family Trust f/b/o Manpreet Bains for which Ms. Kaur serves as trustee and (v) 10,000 shares held of record by P. Jyoti Chaudhry Family Trust dated March 1, 2000 for which Ms. Kaur serves as trustee.

(4)

Consists of (i) 375,000 shares held of record by Mr. Canessa, all of which may be repurchased by us at the original exercise price as of January 31, 2018 and (ii) 1,125,000 shares subject to options exercisable within 60 days of January 31, 2018, of which 31,250 are fully vested.

(5)	Consists of 1,300,000 shares held of record by Mr. Welch, of which 466,668 may be repurchased by us at the original exercise price as of January 31, 2018.
(6)	Consists of 3,123,638 shares held of record by the Lane M. and Leticia L. Bess Family Trust UAD 8/16/2006 for which Mr. Bess serves as a trustee.
(7)	Consists of (i) 60,000 shares held of record by Ms. Blasing and (ii) 290,000 shares subject to options exercisable within 60 days of January 31, 2018, of which 49,375 shares are fully vested.
(8)

Consists of (i) 75,000 shares held of record by the Andrew W.F. Brown 2017 Grantor Retained Annuity Trust, for which Mr. Brown’s wife serves as a trustee and (ii) 275,000 shares subject to options exercisable within 60 days of January 31, 2018, of which 136,250 shares are fully vested.

(9)

Consists of (i) 269,792 shares held of record by Mr. Giancarlo, of which 247,917 may be repurchased by us at the original exercise price as of January 31, 2018, (ii) 40,104 shares held of record by The 2012 Marielle Christina Giancarlo Trust UAD 12/26/12 for which Mr. Giancarlo serves as a trustee and (iii) 40,104 shares held of record by The 2012 Gianna Marie Giancarlo Trust UAD 12/26/12 for which Mr. Giancarlo serves as a trustee.

(10)

Nehal Raj is a Partner at TPG. Mr. Raj has no voting or investment power over, and disclaims beneficial ownership of, the shares held by the TPG Funds listed in footnote (1) above. The address of Mr. Raj is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

(11)

Consists of (i) 1,825,000 shares held of record by the Sinha Revocable Trust dated September 24, 2011 for which Mr. Sinha serves as trustee, of which 156,250 may be repurchased by us at the original exercise price as of January 31, 2018, (ii) 631,589 shares held of record by the ADRR Trust for which Neha Kumar serves as trustee and (iii) 152,000 shares subject to options exercisable within 60 days of January 31, 2018, all of which are fully vested.

(12)

Consists of (i) 49,156,868 shares beneficially owned by our executive officers and directors, 1,245,835 shares of which may be repurchased by us at the original exercise price as of January 31, 2018 and (ii) 2,887,000 shares subject to options exercisable within 60 days of January 31, 2018, of which 993,041 shares are fully vested.

Certain entities associated with Messrs. Giancarlo, Bess and Darling and Ms. Blasing, each a member of our board of directors, have indicated an interest in purchasing up to an aggregate of approximately $5.0 million of shares of our common stock in this offering (or an aggregate of                  shares based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the initial public offering price. Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. These indications of interest, however, are not binding agreements or commitments to purchase, the foregoing table and related footnotes do not reflect the potential purchase of any shares in this offering by entities associated with these existing stockholders. If any shares are purchased by such entities, the number of shares of our capital stock beneficially owned by the entities affiliated with these existing stockholders after this offering and the percentage of our capital stock beneficially owned by the entities affiliated with these existing stockholders after this offering will differ from that set forth in the foregoing table.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they are expected to be in effect immediately prior to the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investors’ rights agreement, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 1.2 billion shares of capital stock, par value $0.001 per share, of which:

•	one billion shares are designated as common stock; and

•	two hundred million shares are designated as preferred stock.

Our board of directors is authorized, without stockholder approval, except as required by the listing standards of Nasdaq, to issue an additional shares of our capital stock.

As of January 31, 2018, there were 157,998,166 shares of our common stock outstanding, held by 511 stockholders of record, and no shares of our preferred stock outstanding, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock effective immediately prior to the completion of this offering.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled “Dividend Policy” for additional information. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into 108,751,142 shares of common stock effective immediately prior to the completion of this offering, including the conversion of all of our outstanding shares of Series A, Series B, Series C redeemable and Series D redeemable convertible preferred stock. The number of shares of our common stock to be issued in connection with the anti-dilution adjustment of our Series D redeemable convertible preferred stock depends on the initial public offering price of our common stock. We expect the initial public offering price of our common stock to be between $             and $             per share, as set forth on the cover page of this prospectus. However, the actual initial public offering price may be lower or higher, which would increase or decrease, respectively, the number of shares of our common stock to be issued in connection with the anti-dilution adjustment of our Series D redeemable convertible preferred stock, as described in more detail below. We will not know the initial public offering price and, as a result, the total number of shares of common stock to be issued in connection with the anti-dilution adjustment of these shares of

Series D redeemable convertible preferred stock, until the determination of the actual price per share following the effectiveness of the registration statement of which this prospectus forms a part. If the initial public offering price per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, is less than $7.471, then the conversion price for each share of Series D redeemable convertible preferred stock shall be adjusted immediately prior to the conversion of the Series D redeemable convertible preferred stock into common stock in connection with this offering to a conversion price that results in each share of Series D redeemable convertible preferred stock converting into that number of shares (including fractional shares) of common stock as would have a deemed value (or the number of shares of common stock issued upon conversion of one share of Series D redeemable convertible preferred stock multiplied by an assumed initial offering public price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus,) equal to $7.471. However, if the conversion price of the Series D redeemable convertible preferred stock in effect immediately prior to such adjustment would result in such shares of Series D redeemable convertible preferred stock converting into that number of shares (including fractional shares) of common stock as would have a deemed value greater than $7.471, then such anti-dilution adjustment shall not apply. Based on an assumed initial offering public price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, the anti-dilution adjustment of our Series D redeemable convertible preferred stock would be equal to an aggregate of              shares of our common stock.

Pursuant to our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to two hundred million shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Option Awards

As of January 31, 2018, we had outstanding options to purchase an aggregate of 22,424,824 shares of our common stock, with a weighted-average exercise price of $3.37 per share, under our 2007 Plan.

Registration Rights

We will pay the registration expenses (other than underwriting discounts, selling commissions and stock transfer taxes) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for additional information.

The holders of shares of our convertible preferred stock or their permitted transferees are entitled to certain registration rights with respect to the registration of certain shares of our capital stock under the Securities Act. These rights are provided under the terms of our amended and restated investors’ rights agreement between us and holders of these shares, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights and piggyback registration rights. In any registration made pursuant to such rights agreement, all fees, costs and expenses of underwritten registrations, including the reasonable fees of one counsel for the selling stockholders selected by them will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions and stock transfer taxes, will be borne by the holders of the shares being registered.

The registration rights terminate upon the earlier to occur of (i) five years following the completion of this offering and (ii) with respect to any particular stockholder, at such time that such stockholder can sell all of its shares during any 90-day period pursuant to Rule 144 of the Securities Act.

Demand Registration Rights

The holders of an aggregate of 107,064,228 shares of our common stock (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering), or their permitted transferees, are entitled to demand registration rights. At any time after 180 days after the effective date of this offering, such holders are entitled to registration rights under the amended and restated investors’ rights agreement, provided that the holders of at least 20% of such shares request the offer and sale of their shares, and provided further that such registration of shares would result in aggregate proceeds (after deducting underwriting discounts and commissions) of at least $30.0 million. We are required to effect only two registrations pursuant to this provision of the amended and restated investors’ rights agreement. Depending on certain conditions, however, we may defer such registration for up to 90 days two times in any 12-month period. We are not required to effect a requested registration earlier than 180 days after the effective date of this offering.

Piggyback Registration Rights

If we register any of our securities for public sale, the holders of an aggregate of 108,751,142 shares of our common stock (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering) or their permitted transferees are entitled to piggyback registration rights. If we register any of our securities under the Securities Act for our own account or for the account of another security holder, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations as set forth in the amended and restated investors’ rights agreement.

Form S-3 Registration Rights

The holders of an aggregate of 108,751,142 shares of our common stock (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering) or their permitted transferees are also entitled to Form S-3 registration rights. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares, to have such shares registered by us if the proposed aggregate offering price to the public of the shares to be registered by the holders requesting registration is at least $3.0 million, subject to exceptions set forth in the amended and restated investors’ rights agreement.

Description of Certain Terms in Our Charter Documents and Delaware Law

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Issuance of Undesignated Preferred Stock. As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairperson of the board, our chief executive officer or president (in the absence of a chief executive officer) or a majority of our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification. Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see “Management—Board of Directors.” Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Amendment of Charter Provision. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least 66 2⁄3% of our then outstanding capital stock entitled to vote, voting together as a single class.

Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Choice of Forum. Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law, our amended and restated certificate or our amended and restated bylaws; (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or our amended and restated bylaws; and (v) any action asserting a claim against us that is governed by the internal-affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8124.

Exchange Listing

We have applied to list our common stock on Nasdaq under the symbol “ZS”.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital in the future. The effect of sales of our common stock in the public market may be exacerbated by the relatively small public float of our common stock following this offering. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Upon the completion of this offering, we will have a total of              shares of our common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 108,751,142 shares of common stock immediately prior to the completion of this offering and assuming no exercise of outstanding options that were outstanding as of January 31, 2018. Of these outstanding shares, assuming the purchase in full of up to an aggregate of approximately $5.0 million of shares of our common stock in this offering (or an aggregate of              shares based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) by certain entities associated with Charles Giancarlo, Lane Bess, Scott Darling and Karen Blasing,              shares of common stock sold in this offering by us, plus any shares sold if the underwriters exercise their over-allotment option in this offering, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless those shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market standoff agreements or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our amended and restated investors’ rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, following the expiration of the lock-up period, all shares subject to such provisions and agreements will be available for sale in the public market only if registered or pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of common stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701, as currently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares (subject to the requirements of the lock-up agreements, as described below) in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus (or until such later date that is required by the lock-up agreements, as described below) before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain exceptions set forth in section titled “Underwriting.”

In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement and our standard form of option agreement and restricted stock purchase agreement, that certain market stand-off provisions imposing restrictions on the ability of such security holders to offer, sell or transfer our equity securities for a period of 180 days following the date of this prospectus.

Registration Rights

The holders of 108,751,142 shares of our common stock (assuming automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the completion of this offering), or their permitted transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Registration Statement on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our equity compensation plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) with respect to their ownership and disposition of our common stock purchased in this offering. This discussion is for general information only, is not tax advice and does not purport to be a complete analysis of all the potential tax considerations. This discussion is based upon the provisions of the U.S. Internal Revenue Code existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, in effect as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. In particular, the U.S. Congress is considering significant changes to the U.S. tax code. At this time, it is uncertain whether or when any such tax reform proposals will be enacted into law and the ultimate impact of such legislation on our business and financial results is uncertain.

This discussion does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions, regulated investment companies or real estate investment trusts;

•	persons subject to the alternative minimum tax or the Medicare contribution tax on net investment income;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, entities classified as partnerships for U.S. federal income tax purposes and other pass-through entities that hold our common stock, as well as partners or members in such entities, should consult their tax advisors. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described herein, and we have not obtained, and do not intend to obtain, an opinion of counsel or ruling from the IRS with respect to the U.S. federal income tax consequences to a non-U.S. holder of the purchase, ownership or disposition of our common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

•	an individual who is a citizen or resident of the United States (for U.S. federal income tax purposes);

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Internal Revenue Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our capital stock and do not anticipate paying any dividends on our capital stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Our Common Stock.”

Subject to the discussion below on effectively connected income, backup withholding and foreign accounts, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. You may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•

you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 24% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or a paying agent has actual knowledge, or reason to know, that such holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. The withholding provisions under FATCA generally apply to dividends on our common stock, and under current transition rules, are expected to apply with respect to the gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for which Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Robert W. Baird & Co. Incorporated
BTIG, LLC
Needham & Company, LLC
Stephens Inc.

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions, solely to cover over-allotments, if any. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Certain entities associated with Charles Giancarlo, Lane Bess, Scott Darling and Karen Blasing, each a member of our board of directors, have indicated an interest in purchasing up to an aggregate of approximately $5.0 million of shares of our common stock in this offering (or an aggregate of                  shares based on the midpoint of the estimated offering price range set forth on the cover page of this prospectus) at the initial public offering price.

Because these indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering. The underwriters will receive the same discount from any shares sold to these existing stockholders as they will from any other shares sold to the public in this offering.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us:
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have also agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $40,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on Nasdaq under the trading symbol “ZS”.

We, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise. In addition, we and each such person have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to our directors, officers and securityholders with respect to:

•

transactions relating to shares of our common stock or other securities acquired in this offering or in open market transactions after the completion of this offering; provided that no filing or other public announcement under Section 16(a) of the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with subsequent sales of our common stock or other securities acquired either in this offering or in such open market transactions;

•

transfers of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock (i) as a bona fide gift, or for bona fide estate planning purposes, upon death or by will, testamentary document or intestate succession, (ii) to an immediate family member of one of our stockholders or to any trust for the direct or indirect benefit of one of our stockholders or their immediate family, (iii) not involving a change in beneficial ownership, or (iv) if one of our stockholders is a trust, to any beneficiary of such stockholder or the estate of any such beneficiary; provided that no such transfer or distribution shall be a disposition for value, each recipient of such securities shall execute a lock-up agreement and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the restricted period;

•

distributions of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock to stockholders, direct or indirect affiliates (within the meaning set forth in Rule 405 under the Securities Act), current or former partners (general or limited), members or managers of one of our stockholders, as applicable, or to the estates of any such stockholders, affiliates, partners, members or managers; provided that no such transfer or distribution shall be a disposition for value, each recipient of such securities shall execute a lock-up agreement and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the restricted period;

•

(i) the issuance by us of shares of common stock upon the exercise of options or warrants, or the vesting and settlement of restricted stock units or other rights, insofar as such options, warrants, restricted stock units or other rights are outstanding as of the date of this prospectus pursuant to stock plans or other equity award plans disclosed in this prospectus, provided that the shares of our common stock received upon exercise of such option or warrant, or the vesting and settlement of such restricted stock unit or other right, shall remain subject to a lock-up agreement, or (ii) the transfer to us of shares of our common stock or any securities convertible into our common stock upon a vesting event of our securities or upon the exercise of options, warrants or other equity awards to purchase our securities on a “cashless” or “net exercise” basis to the extent permitted by the instruments representing such options, warrants or other equity awards (including all methods of exercise that would involve a sale of any shares of our common stock relating to options, warrants or other equity awards, whether to cover the applicable exercise price, withholding tax obligations or otherwise), and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax obligations (provided that in the case of this clause (ii), any filings under Section 16(a) of the Exchange Act shall state the nature and conditions of such transfer); provided that no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the restricted period;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of our common stock during the restricted period (except as otherwise permitted under a lock-up agreement), and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of us or one of our stockholders regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of our common stock may be made under such plan during the restricted period;

•

the transfer of our common stock or any security convertible into or exercisable or exchangeable for our common stock that occurs by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order; provided that each recipient of such securities shall execute a lock-up agreement and any filings under Section 16(a) of the Exchange Act shall state the nature and conditions of such transfer;

•

any transfer to us of our common stock or any security convertible into or exercisable or exchangeable for our common stock pursuant to (i) arrangements under which we have the option to repurchase such shares in the event one of our stockholders ceases to provide services to us, which such shares were issued pursuant to equity awards granted under a stock incentive plan or other equity award plan, which plan is described in this prospectus or (ii) a right of first refusal with respect to transfers of such shares;

•

the conversion of our outstanding preferred stock into shares of our common stock prior to or in connection with the consummation of this offering, which conversion is described in this prospectus, provided that any such shares of our common stock received upon such conversion shall be subject to the terms of a lock-up agreement; or

•

the transfer of shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock after the completion of this offering pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by our board of directors, made to all holders of our common stock involving a change of control (as defined in the lock-up agreements), provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, our common stock owned by one of our stockholders shall remain subject to the restrictions contained in the lock-up agreements.

Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors that will be considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement or the accompanying prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Russia

Under Russian law, shares of common stock may be considered securities of a foreign issuer. Neither we, nor this prospectus, nor shares of our common stock have been, or are intended to be, registered with the Central Bank of the Russian Federation under the Federal Law No. 39-FZ “On Securities Market” dated April 22, 1996 (as amended, the “Russian Securities Law”), and none of the shares of our common stock are intended to be, or may be offered, sold or delivered, directly or indirectly, or offered or sold to any person for reoffering or re-sale, directly or indirectly, in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

The information provided in this prospectus does not constitute any representation with respect to the eligibility of any recipients of this prospectus to acquire shares of our common stock under the laws of the Russian Federation, including, without limitation, the Russian Securities Law and other applicable legislation.

This prospectus is not to be distributed or reproduced (in whole or in part) in the Russian Federation by the recipients of this prospectus. Recipients of this prospectus undertake not to offer, sell or deliver, directly or indirectly, or offer or sell to any person for reoffering or re-sale, directly or indirectly, shares of our common stock in the territory of the Russian Federation or to any resident of the Russian Federation, except pursuant to the applicable laws and regulations of the Russian Federation.

Recipients of this prospectus understand that respective receipt/acquisition of shares of our common stock is subject to restrictions and regulations applicable from the Russian law perspective.

Switzerland

The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

New Zealand

The shares of common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares in New Zealand, in each case other than:

•	to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

•	to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

•

to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•

in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.

Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or QII: Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.

For Non-QII Investors: Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Cooley LLP, San Francisco, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of July 31, 2016 and 2017 and for each of the three years in the period ended July 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.zscaler.com. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

ZSCALER, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Zscaler, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Zscaler, Inc. and its subsidiaries as of July 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2017 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

October 2, 2017, except for the change in the manner in which the Company accounts for revenue from contracts with customers as discussed in Note 2 to the consolidated financial statements, as to which the date is December 11, 2017

ZSCALER, INC.

Consolidated Balance Sheets

(in thousands, except per share data)

	July 31,		January 31, 2018	Pro forma January 31, 2018
	2016	2017
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$92,842	$87,978	$71,569
Accounts receivable, net	24,489	39,052	47,536
Deferred contract acquisition costs	6,743	10,469	12,271
Prepaid expenses and other current assets	2,980	5,410	6,754

Total current assets	127,054	142,909	138,130
Property and equipment, net	11,108	13,139	16,858
Deferred contract acquisition costs, noncurrent	14,394	24,193	27,672
Other noncurrent assets	962	2,661	5,512

Total assets	$153,518	$182,902	$188,172

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$1,406	$3,763	$2,343
Accrued expenses and other current liabilities	4,403	11,648	11,177
Accrued compensation	6,362	11,608	10,423
Liability for early exercise of unvested stock options	7,236	7,972	4,522
Deferred revenue	58,490	85,468	107,907

Total current liabilities	77,897	120,459	136,372
Deferred revenue, noncurrent	7,423	11,151	11,350
Other noncurrent liabilities	1,531	1,457	1,422

Total liabilities	86,851	133,067	149,144

Commitments and contingencies (Note 5)
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock; $0.001 par value; 109,086 shares authorized as of July 31, 2016, July 31, 2017 and January 31, 2018 (unaudited); 108,751 shares issued and outstanding as of July 31, 2016, July 31, 2017 and January 31, 2018 (unaudited); aggregate liquidation preference of $191,880, $201,376 and $206,447 as of July 31, 2016, July 31, 2017 and January 31, 2018 (unaudited), respectively; shares authorized; no shares issued and outstanding as of January 31, 2018, pro forma (unaudited)	191,407	200,977	206,086	$—

Stockholders’ (Deficit) Equity
Common stock; $0.001 par value; 177,313 shares, 190,000 shares and 190,000 shares authorized as of July 31, 2016, July, 31, 2017 and January 31, 2018 (unaudited), respectively; 45,497 shares, 48,539 shares and 49,247 shares issued and outstanding as of July 31, 2016, July 31, 2017 and January 31, 2018 (unaudited), respectively; shares authorized; 157,998 shares issued and outstanding as of January 31, 2018, pro forma (unaudited)	22	26	28	137
Additional paid-in capital	11,708	18,726	21,036	227,013
Notes receivable from stockholders	(9,914)	(7,878)	(7,755)	(7,755)
Accumulated deficit	(126,556)	(162,016)	(180,367)	(180,367)

Total stockholders’ (deficit) equity	(124,740)	(151,142)	(167,058)	$39,028

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$153,518	$182,902	$188,172

The accompanying notes are an integral part of these consolidated financial statements.

ZSCALER, INC.

Consolidated Statements of Operations

(in thousands, except per share data)

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
Revenue	$53,707	$80,325	$125,717	$56,209	$84,837
Cost of revenue	14,431	20,127	27,472	12,441	16,950

Gross profit	39,276	60,198	98,245	43,768	67,887

Operating expenses:
Sales and marketing	32,191	56,702	79,236	34,912	54,038
Research and development	15,034	20,940	33,561	17,174	17,992
General and administrative	4,469	9,399	20,521	6,140	13,533

Total operating expenses	51,694	87,041	133,318	58,226	85,563

Loss from operations	(12,418)	(26,843)	(35,073)	(14,458)	(17,676)
Other income (expense), net	(181)	(127)	490	196	409

Loss before income taxes	(12,599)	(26,970)	(34,583)	(14,262)	(17,267)
Provision for income taxes	233	468	877	367	646

Net loss	$(12,832)	$(27,438)	$(35,460)	$(14,629)	$(17,913)

Accretion of Series C and D redeemable convertible preferred stock	(147)	(8,648)	(9,570)	(4,733)	(5,109)

Net loss attributable to common stockholders	$(12,979)	$(36,086)	$(45,030)	$(19,362)	$(23,022)

Net loss per share attributable to common stockholders, basic and diluted	$(0.37)	$(0.91)	$(1.03)	$(0.45)	$(0.49)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	35,279	39,772	43,832	42,800	46,687

Pro forma net loss per share, basic and diluted (unaudited)			$(0.23)		$(0.12)

Weighted-average shares used in computing pro forma net loss per share, basic and diluted (unaudited)			152,583		155,438

The accompanying notes are an integral part of these consolidated financial statements.

ZSCALER, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of August 1, 2014	90,347	$72,929	40,172	$13	$9,895	$(3,270)	$(86,286)	$(79,648)
Issuance of preferred stock, net of issuance costs of $274	14,221	84,726	—	—	—	—	—	—
Accretion of Series C and D redeemable convertible preferred stock	—	147	—	—	(147)	—	—	(147)
Issuance of common stock upon exercise of stock options	—	—	1,294	1	474	—	—	475
Issuance of common stock related to early exercised stock options	—	—	4,155	—	—	—	—	—
Repurchases of unvested common stock	—	—	(1,409)	—	—	513	—	513
Repayments of notes receivable from stockholders	—	—	—	—	—	338	—	338
Additions to notes receivable related to early exercised stock options	—	—	—	—	—	(6,703)	—	(6,703)
Vesting of early exercised stock options	—	—	—	4	1,107	—	—	1,111
Stock-based compensation	—	—	—	—	1,561	—	—	1,561
Net loss	—	—	—	—	—	—	(12,832)	(12,832)

Balance as of July 31, 2015	104,568	157,802	44,212	18	12,890	(9,122)	(99,118)	(95,332)
Issuance of preferred stock, net of issuance costs of $43	4,183	24,957	—	—	—	—	—	—
Accretion of Series C and D redeemable convertible preferred stock	—	8,648	—	—	(8,648)	—	—	(8,648)
Issuance of common stock upon exercise of stock options	—	—	1,272	1	990	—	—	991
Issuance of common stock related to early exercised stock options	—	—	1,890	—	—	—	—	—
Repurchases of unvested common stock	—	—	(1,877)	—	—	2,931	—	2,931
Repayments of notes receivable from stockholders	—	—	—	—	—	833	—	833
Additions to notes receivable related to early exercised stock options	—	—	—	—	—	(4,556)	—	(4,556)
Vesting of early exercised stock options	—	—	—	3	2,859	—	—	2,862
Stock-based compensation	—	—	—	—	3,617	—	—	3,617
Net loss	—	—	—	—	—	—	(27,438)	(27,438)

Balance as of July 31, 2016	108,751	191,407	45,497	22	11,708	(9,914)	(126,556)	(124,740)
Accretion of Series C and D redeemable convertible preferred stock	—	9,570	—	—	(9,570)	—	—	(9,570)
Issuance of common stock upon exercise of stock options	—	—	2,020	2	2,969	—	—	2,971
Issuance of common stock related to early exercised stock options	—	—	1,172	—	—	—	—	—
Repurchases of unvested common stock	—	—	(150)	—	—	263	—	263
Repayments of notes receivable from stockholders	—	—	—	—	—	1,856	—	1,856
Additions to notes receivable related to early exercised stock options	—	—	—	—	—	(83)	—	(83)
Vesting of early exercised stock options	—	—	—	2	3,700	—	—	3,702
Stock-based compensation	—	—	—	—	9,919	—	—	9,919
Net loss	—	—	—	—	—	—	(35,460)	(35,460)

Balance as of July 31, 2017	108,751	$200,977	48,539	$26	$18,726	$(7,878)	$(162,016)	$(151,142)

The accompanying notes are an integral part of these consolidated financial statements.

ZSCALER, INC.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit (Continued)

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable From Stockholders	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of July 31, 2017	108,751	$200,977	48,539	$26	$18,726	$ (7,878)	$ (162,016)	$ (151,142)
Cumulative effect of accounting change (unaudited)	—	—	—	—	438	—	(438)	—
Accretion of Series C and D redeemable convertible preferred stock (unaudited)	—	5,109	—	—	(5,109)	—	—	(5,109)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	1,261	2	2,169	—	—	2,171
Issuance of common stock related to early exercised stock options (unaudited)	—	—	270	—	—	—	—	—
Repurchases of unvested common stock (unaudited)	—	—	(823)	—	—	214	—	214
Additions to notes receivable related to early exercised stock options (unaudited)	—	—	—	—	—	(91)	—	(91)
Vesting of early exercised stock options (unaudited)	—	—	—	—	1,015	—	—	1,015
Stock-based compensation (unaudited)	—	—	—	—	3,797	—	—	3,797
Net loss (unaudited)	—	—	—	—	—	—	(17,913)	(17,913)

Balance as of January 31, 2018 (unaudited)	108,751	$206,086	49,247	$28	$21,036	$(7,755)	$(180,367)	$(167,058)

The accompanying notes are an integral part of these consolidated financial statements.

ZSCALER, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
Cash Flows From Operating Activities
Net loss	$(12,832)	$(27,438)	$(35,460)	$(14,629)	$(17,913)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	2,854	4,872	6,840	3,271	3,910
Amortization of deferred contract acquisition costs	4,008	5,515	8,474	3,826	5,932
Stock-based compensation expense	1,561	3,617	9,919	6,750	3,797
Other	(88)	(59)	(89)	(88)	(92)
Changes in operating assets and liabilities:
Accounts receivable	(4,723)	(6,188)	(14,563)	(7,204)	(8,482)
Deferred contract acquisition costs	(6,919)	(13,502)	(21,999)	(7,365)	(11,213)
Prepaid expenses and other assets	(1,698)	(115)	(2,718)	(1,537)	(1,094)
Accounts payable	(389)	563	2,249	751	(2,211)
Accrued expenses and other liabilities	636	2,085	5,376	802	445
Accrued compensation	1,047	2,601	5,246	(309)	(1,185)
Deferred revenue	13,264	16,133	30,706	13,178	22,638

Net cash used in operating activities	(3,279)	(11,916)	(6,019)	(2,554)	(5,468)

Cash Flows From Investing Activities
Purchases of property and equipment	(5,171)	(5,402)	(7,783)	(4,413)	(7,045)
Capitalized internal-use software	(1,534)	(845)	(391)	—	(950)
Change in restricted cash	—	(400)	(168)	—	—
Purchases of marketable securities	(38)	—	—	—	—
Sale of marketable securities	6,148	—	—	—	—

Net cash used in investing activities	(595)	(6,647)	(8,342)	(4,413)	(7,995)

Cash Flows From Financing Activities
Proceeds from issuance of preferred stock, net of issuance costs	84,726	24,957	—	—	—
Proceeds from issuance of common stock upon exercise of stock options	475	991	2,971	986	2,171
Proceeds from issuance of common stock related to early exercised stock options	76	782	4,701	—	869
Repurchases of unvested common stock	—	—	—	—	(3,090)
Repayments of notes receivable from stockholders	338	833	1,856	395	—
Borrowings from line of credit	5,500	—	—	—	—
Repayments of line of credit	(5,500)	—	—	—	—
Payments of deferred offering costs	—	—	(31)	—	(2,896)

Net cash provided by (used in) financing activities	85,615	27,563	9,497	1,381	(2,946)

Net increase (decrease) in cash and cash equivalents	81,741	9,000	(4,864)	(5,586)	(16,409)
Cash and cash equivalents, beginning of period	2,101	83,842	92,842	92,842	87,978

Cash and cash equivalents, end of period	$83,842	$92,842	$87,978	$87,256	$71,569

Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$173	$319	$385	$172	$267
Supplemental Disclosure of Noncash Investing and Financing Activities:
Net change in equipment included in accounts payable and accrued expenses	$—	$142	$746	$33	$(363)
Accretion of Series C and D redeemable convertible preferred stock	$147	$8,648	$9,570	$4,733	$5,109
Issuance of notes receivable related to early exercised stock options	$6,615	$4,373	$—	$—	$—
Repurchases of unvested common stock	$513	$2,931	$263	$263	$214
Vesting of early exercised stock options	$1,111	$2,862	$3,702	$2,021	$1,015
Net change in deferred offering costs, accrued but not paid	$—	$—	$1,157	$—	$203
Capitalized leasehold improvements paid directly by landlord	$—	$1,491	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

ZSCALER, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Organization

Organization and Description of Business

Zscaler, Inc. (“Zscaler,” the “Company,” “we,” “us,” or “our”) is a cloud security company that developed a platform incorporating core security functionalities needed to enable users to safely utilize authorized applications and services based on an organization’s policies. Our solution is a purpose-built, multi-tenant, distributed cloud security platform that secures access for users and devices to applications and services, regardless of location. We deliver our solutions using a software-as-a-service (“SaaS”) business model and sell subscriptions to customers to access our cloud platform, together with related support services. We were incorporated in Delaware in September 2007 and conduct business worldwide, with international locations in Australia, Singapore, U.K., Germany, France and India. Our headquarters are in San Jose, California.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Zscaler, Inc. and its wholly owned subsidiaries and have been prepared in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year ends on July 31. References to fiscal 2015, 2016 and 2017 refer to our fiscal years ended July 31, 2015, 2016 and 2017, respectively. Reference to fiscal 2018 refers to our fiscal year ending July 31, 2018.

Unaudited Pro Forma Balance Sheet Information and Pro Forma Net Loss Per Share

The accompanying pro forma consolidated balance sheet information as of January 31, 2018 has been prepared assuming the automatic conversion of all outstanding shares of convertible preferred stock into 108,751,142 shares of common stock pursuant to their conversion rights discussed in Note 6 to our consolidated financial statements. Unaudited pro forma net loss per share for fiscal 2017 and for the six months ended January 31, 2018 has been computed to give effect to the automatic conversion of the convertible preferred stock into common stock as though the conversion had occurred as of the beginning of the period.

Unaudited Interim Consolidated Financial Information

The accompanying interim consolidated balance sheet as of January 31, 2018 and the consolidated statements of operations and cash flows for the six months ended January 31, 2017 and 2018, and the consolidated statement of redeemable convertible preferred stock and stockholders’ deficit for the six months ended January 31, 2018 and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments necessary to state fairly our financial position as of January 31, 2018 and the results of operations and cash flows for the six months ended January 31, 2017 and 2018. The financial data and the other information disclosed in these notes to the consolidated financial statements related to these six-month periods are unaudited. The results for the six months ended January 31, 2018 are not necessarily indicative of the operating results expected for the full fiscal 2018 or any future period.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes.

Actual results could differ from these estimates. Such estimates include, but are not limited to, the determination of revenue recognition, deferred revenue, deferred contract acquisition costs, the period of benefit generated from our deferred contract acquisition costs, allowance for doubtful accounts, valuation of common stock options, useful lives of property and equipment, loss contingencies related to litigation and valuation of deferred tax assets. Management bases these estimates and assumptions on historical experience and on various other assumptions that are believed to be reasonable. Actual results could differ significantly from these estimates, and such differences may be material to the consolidated financial statements.

Concentration of Risks

We generate revenue primarily from sale of subscriptions to access our cloud platform, together with related support services. Our sales team, along with our channel partner network of global telecommunications service providers, system integrators and value-added resellers (collectively “channel partners”), sells our services worldwide to organizations of all sizes. Due to the nature of our services and the terms and conditions of our contracts with our channel partners, our business could be affected unfavorably if we are not able to continue our relationships with them.

Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Although we deposit our cash with multiple financial institutions, the deposits, at times, may exceed federally insured limits. Cash equivalents consist of money market funds which are invested through financial institutions in the United States.

We grant credit to our customers in the normal course of business. We monitor the financial condition of our customers to reduce credit risk.

The following table summarizes 10% or more of the total balance of accounts receivable, net:

	July 31,		January 31, 2018
	2016	2017
			(unaudited)
Channel partner A	16%	17%	18%
Channel partner B	10%	10%	*
Channel partner C	11%	15%	*
Channel partner D	*	*	10%

*	Represents less than 10%.

No single customer accounted for 10% or more of revenue in fiscal 2015, 2016, 2017, and for the six months ended January 31, 2017 and 2018.

Revenue Recognition

We elected to early adopt Accounting Standards Codification (“ASC”) Topic 606, Revenue From Contracts With Customers (“ASC 606”), effective as of August 1, 2017, using the full retrospective transition method. Under this method, we are presenting the consolidated financial statements for fiscal 2015, 2016 and 2017, as if ASC 606 had been effective for those periods.

In accordance with ASC 606, revenue is recognized when a customer obtains control of promised services. The amount of revenue recognized reflects the consideration that we expect to be entitled to receive in exchange for these services. To achieve the core principle of this standard, we apply the following five steps:

1) Identify the contract with a customer

We consider the terms and conditions of the contracts and our customary business practices in identifying our contracts under ASC 606. We determine we have a contract with a customer when the contract is approved, we can identify each party’s rights regarding the services to be transferred, we can identify the payment terms for the services, we have determined the customer has the ability and intent to pay and the contract has commercial substance. We apply judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit and financial information pertaining to the customer.

2) Identify the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from us, and are distinct in the context of the contract, whereby the transfer of the services is separately identifiable from other promises in the contract. Our performance obligations consist of (i) our subscription and support services and (ii) professional and other services.

3) Determine the transaction price

The transaction price is determined based on the consideration to which we expect to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in our judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of our contracts contain a significant financing component.

4) Allocate the transaction price to performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price (“SSP”).

5) Recognize revenue when or as we satisfy a performance obligation

Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised service to a customer. Revenue is recognized when control of the services is transferred to our customers, in an amount that reflects the consideration that we expect to receive in exchange for those services. We generate all our revenue from contracts with customers.

Subscription and Support Revenue

We generate revenue primarily from sales of subscriptions to access our cloud platform, together with related support services to our customers. Arrangements with customers do not provide the customer with the right to take possession of our software operating our cloud platform at any time. Instead, customers are granted continuous access to our cloud platform over the contractual period. A time-elapsed output method is used to measure progress because we transfer control evenly over the contractual period. Accordingly, the fixed consideration related to subscription and support revenue is generally recognized on a straight-line basis over the contract term beginning on the date that our service is made available to the customer.

The typical subscription and support term is one to three years. Most of our contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause if we fail to perform in accordance with the contractual terms. Some of our customers have the option to purchase additional subscription and support services at a stated price. These options generally do not provide a material right as they are priced at our SSP.

Professional and Other Services Revenue

Professional and other services revenue consists of fees associated with providing deployment advisory services that educate and assist our customers on the best use of our solutions, as well as advise customers on best practices as they deploy our solution. These services are distinct from subscription and support services. Professional services do not result in significant customization of the subscription service. Revenue from professional services provided on a time and materials basis is recognized as the services are performed. Total professional and other services revenue has historically not been material.

Contracts with Multiple Performance Obligations

Most of our contracts with customers contain multiple promised services consisting of (i) our subscription and support services and (ii) professional and other services that are distinct and accounted for separately. The transaction price is allocated to the separate performance obligations on a relative SSP basis. We determine SSP based on our overall pricing objectives, taking into consideration the type of subscription and support services and professional and other services, the geographical region of the customer and the number of users.

Variable Consideration

Revenue from sales is recorded at the net sales price, which is the transaction price, and includes estimates of variable consideration. The amount of variable consideration that is included in the transaction price is constrained, and is included in the net sales price only to the extent that it is probable that a significant reversal in the amount of the cumulative revenue will not occur when the uncertainty is resolved.

If our services do not meet certain service level commitments, our customers are entitled to receive service credits, and in certain cases, refunds, each representing a form of variable consideration. We have historically not experienced any significant incidents affecting the defined levels of reliability and performance as required by our subscription contracts. Accordingly, any estimated refunds related to these agreements in the consolidated financial statements is not material during the periods presented.

We provide rebates and other credits within our contracts with certain customers which are estimated based on the most likely amounts expected to be earned or claimed on the related sales transaction. Overall, the transaction price is reduced to reflect our estimate of the amount of consideration to which we are entitled based on the terms of the contract. Estimated rebates and other credits were not material during the periods presented.

Disaggregation of Revenue

Subscription and support revenue is recognized over time and accounted for approximately 99% of our revenue for fiscal 2015, 2016 and 2017, and approximately 99% and approximately 98% for the six months ended January 31, 2017 and 2018, respectively.

The following table summarizes the revenue by region based on the shipping address of customers who have contracted to use our cloud platform:

	Year Ended July 31,						Six Months Ended January 31,
	2015		2016		2017		2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
							(unaudited)
	(in thousands)
United States	$23,250	43%	$35,794	44%	$57,990	46%	$25,504	45%	$39,985	47%
Europe, Middle East and Africa	25,365	48%	37,403	47%	56,857	45%	25,671	46%	37,154	44%
Asia Pacific	4,302	8%	5,779	7%	9,853	8%	4,376	8%	6,554	8%
Other	790	1%	1,349	2%	1,017	1%	658	1%	1,144	1%

Total	$53,707	100%	$80,325	100%	$125,717	100%	$56,209	100%	$84,837	100%

The following table summarizes the revenue from contracts by type of customer:

	Year Ended July 31,						Six Months Ended January 31,
	2015		2016		2017		2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
							(unaudited)
	(in thousands)
Channel partners	$42,798	80%	$67,472	84%	$110,900	88%	$49,009	87%	$77,429	91%
Direct customers	10,909	20%	12,853	16%	14,817	12%	7,200	13%	7,408	9%

Total	$53,707	100%	$80,325	100%	$125,717	100%	$56,209	100%	$84,837	100%

Contract Balances

Contract liabilities consist of deferred revenue and include payments received in advance of performance under the contract. Such amounts are recognized as revenue over the contractual period. For fiscal 2015, 2016 and 2017, and for the six months ended January 31, 2017 and 2018, we recognized revenue of $28.5 million, $40.7 million, $58.5 million, $39.8 million and $58.6 million, respectively, that was included in the corresponding contract liability balance at the beginning of the periods presented.

We receive payments from customers based upon contractual billing schedules; accounts receivable are recorded when the right to consideration becomes unconditional. Payment terms on invoiced amounts are typically 30 days. Contract assets include amounts related to our contractual right to consideration for both completed and partially completed performance obligations that may not have been invoiced and such amounts have historically not been material.

Costs to Obtain and Fulfill a Contract

We capitalize sales commission and associated payroll taxes paid to internal sales personnel that are incremental to the acquisition of channel partner and direct customer contracts. These costs are recorded as deferred contract acquisition costs in the consolidated balance sheets. We determine whether costs should be deferred based on our sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract.

Sales commissions for renewal of a contract are not considered commensurate with the commissions paid for the acquisition of the initial contract given the substantive difference in commission rates in proportion to their respective contract values. Commissions paid upon the initial acquisition of a contract are amortized over an estimated period of benefit of five years while commissions paid for renewal contracts are amortized over the contractual term of the renewals. Amortization of deferred contract acquisition costs is recognized on a straight-line basis commensurate with the pattern of revenue recognition and included in sales and marketing expense in the consolidated statements of operations. We determine the period of benefit for commissions paid for the acquisition of the initial contract by taking into consideration the expected subscription term and expected renewals of our customer contracts, the duration of our relationships with our customers, customer retention data, our technology development lifecycle and other factors. We periodically review the carrying amount of deferred contract acquisition costs to determine whether events or changes in circumstances have occurred that could impact the period of benefit of these deferred costs. We did not recognize any impairment losses of deferred contract acquisition costs during the periods presented.

The following table summarizes the activity of the deferred contract acquisition costs:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Beginning balance	$10,239	$13,150	$21,137	$21,137	$34,662
Capitalization of contract acquisition costs	6,919	13,502	21,999	7,365	11,213
Amortization of deferred contract acquisition costs	(4,008)	(5,515)	(8,474)	(3,826)	(5,932)

Ending balance	$13,150	$21,137	$34,662	$24,676	$39,943

Deferred contract acquisition costs, current	$4,456	$6,743	$10,469	$7,889	$12,271
Deferred contract acquisition costs, noncurrent	8,694	14,394	24,193	16,787	27,672

Total deferred contract acquisition costs	$13,150	$21,137	$34,662	$24,676	$39,943

Remaining Performance Obligations

The typical subscription and support term is one to three years. Most of our subscription and support contracts are non-cancelable over the contractual term. Customers typically have the right to terminate their contracts for cause, if we fail to perform. As of January 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $273.1 million. We expect to recognize 56% of the transaction price over the next 12 months and 99% of the transaction price over the next three years, with the remainder recognized thereafter.

Accounts Receivable and Allowance

Accounts receivable are recorded at the invoiced amount and are non-interest bearing. Accounts receivable are stated at their net realizable value, net of an allowance for doubtful accounts. We have a well-established collections history from our customers. Credit is extended to customers based on an evaluation of their financial condition and other factors. In determining the necessary allowance for doubtful accounts, management considers the current aging and financial condition of our customers, the amount of receivables in dispute and current payment patterns. The allowance for doubtful accounts has historically not been material. There were no material write-offs recognized in the periods presented. We do not have any off-balance-sheet credit exposure related to our customers.

Research and Development

Our research and development expenses support our efforts to add new features to our existing offerings and to ensure the reliability, availability and scalability of our solutions. Our cloud platform is software-driven, and our research and development teams employ software engineers in the design and the related development, testing, certification and support of our solutions. Accordingly, the majority of our research and development expenses result from employee-related costs, including salaries, bonuses and benefits and costs associated with technology tools used by our engineers.

Advertising Expenses

Advertising expenses are charged to sales and marketing expense in the consolidated statements of operations as incurred. Advertising expense was $1.1 million, $1.8 million and $1.8 million for fiscal 2015, 2016 and 2017, respectively, and $0.8 million and $1.4 million for the six months ended January 31, 2017 and 2018, respectively.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Accordingly, monetary assets and liabilities of our foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recorded in other income (expense), net in the consolidated statements of operations. We recognized re-measurement losses of $0.4 million, $0.3 million and $0.1 million for fiscal 2015, 2016 and 2017, respectively, and $0.1 million for the six months ended January 31, 2017. The amount of re-measurement losses for the six months ended January 31, 2018 was not material.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash in banks and highly liquid investments in money market funds, including overnight investments. We had cash equivalents of $86.5 million, $72.4 million and $61.3 million as of July 31, 2016, July 31, 2017 and January 31, 2018, respectively. The carrying amount of our cash equivalents approximates fair value, due to the short maturities of these instruments.

Restricted Cash

We maintained restricted cash of $0.4 million, $0.6 million and $0.6 million as of July 31, 2016, July 31, 2017 and January 31, 2018, respectively, through a letter of credit. The letter of credit was established according to the requirements under certain lease agreements and is included in other noncurrent assets in the consolidated balance sheets.

Fair Value of Financial Instruments

The carrying value of our financial instruments, including cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximates fair value due to their short-term nature.

Leases

We lease our facilities under operating lease agreements and recognize related rent expense on a straight-line basis over the term of the lease. Some of our lease agreements contain rent holidays, scheduled rent increases, lease incentives and renewal options. Rent holidays and scheduled rent increases are included in the determination of rent expense to be recorded over the lease term. Lease incentives are recognized as a reduction of rent expense on a straight-line basis over the term of the lease. Renewals are not assumed in the determination of the lease term unless they are deemed to be reasonably assured at the inception of the lease. We begin recognizing rent expense on the date that we obtain the legal right to use and control of the leased space. As part of our lease agreement at our headquarters, we obtained $1.5 million in leasehold improvement incentives from the landlord in fiscal 2016. Because such incentive was paid directly to third parties by our landlord, it was recorded as a noncash investing activity in the consolidated statements of cash flows.

Segment and Geographic Information

We have one reportable and operating segment structure. We present financial information about our operating segment and geographic areas in Note 11 to our consolidated financial statements.

Property and Equipment

Property and equipment, net are stated at historical cost net of accumulated depreciation. Property and equipment, excluding leasehold improvements, are depreciated using the straight-line method over the estimated useful lives of the respective assets, generally ranging from two to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the respective assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred and significant improvements and betterments that substantially enhance the life of an asset are capitalized.

Capitalized Internal-Use Software Development Costs

We capitalize certain development costs related to our cloud security platform during the application development stage. Costs incurred in the preliminary stages of development are analogous to research and development activities and are expensed as incurred. The preliminary stage includes such activities as conceptual formulation of alternatives, evaluation of alternatives, determination of existence of needed technology and final selection of alternatives. Once the application development stage is reached, internal and external costs are capitalized until the software is substantially complete and ready for its intended use. Capitalized costs are recorded as part of property and equipment, net. Maintenance and training costs are expensed as incurred. Capitalized internal-use software is amortized on a straight-line basis over its estimated useful life, which is generally three years, and is recorded as cost of revenue in the consolidated statements of operations. Capitalization of costs associated with the development of software for internal-use totaled $1.5 million, $0.8 million and $0.4 million for fiscal 2015, 2016 and 2017, respectively, and $1.0 million for the six months ended January 31, 2018. We did not capitalize any costs associated with the development of software for internal-use for the six months ended January 31, 2017. Amortization expense for capitalized internal-use software totaled $0.6 million, $1.0 million and $1.2 million for fiscal 2015, 2016 and 2017, respectively, and $0.7 million and $0.4 million for the six months ended January 31, 2017 and 2018, respectively.

Impairment of Long-Lived Assets

We review our long-lived assets, comprised primarily of our property and equipment, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We measure the recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows these assets are expected to generate. If the total of the future undiscounted cash flows are less than the carrying amount of an asset, we record an impairment charge for the amount by which the carrying amount of the asset exceeds the fair value. Impairment losses of long-lived assets were not material during the periods presented.

Deferred Offering Costs

Deferred offering costs are capitalized and consist of fees and expenses incurred in connection with the anticipated sale of our common stock in an initial public offering (“IPO”), including the legal, accounting, printing and other IPO-related costs. Upon completion of the IPO, these deferred offering costs will be reclassified to stockholders’ (deficit) equity and recorded against the proceeds from the offering. The outstanding balance of deferred offering costs as of July 31, 2017 and January 31, 2018 totaled $1.2 million and $4.3 million, respectively, which are included in other noncurrent assets in the consolidated balance sheets. As of July 31, 2016, we had not incurred such costs.

Stock-Based Compensation

Stock-based compensation expense related to stock awards is recognized based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option pricing model and a single option award approach. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used to determine the fair value of the option awards represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. Stock-based compensation expense is recognized over the requisite service period of the awards, which is generally four years.

During fiscal 2015, 2016 and 2017, we recognized stock-based compensation expense, net of estimated forfeitures. We used historical data to estimate pre-vesting forfeitures and recorded stock-based compensation expense only for those grants that were expected to vest. On August 1, 2017, we adopted Accounting Standard Update No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplifies several aspects of the accounting for employee share-based payment transactions. In accordance with ASU 2016-09, we have elected to account for forfeitures as they occur instead of estimating the number of awards expected to be forfeited and adjusting the estimate when it is no longer probable that the employee will fulfill the service condition. Adoption of this provision during our first quarter of fiscal 2018 resulted in a cumulative-effect adjustment to accumulated deficit of $0.4 million, net of tax, as of the date of adoption.

Additionally, upon adoption of ASU 2016-09, on a modified retrospective basis, the previously unrecognized excess tax benefits of $0.9 million as of July 31, 2017 were recorded as an increase of U.S. federal and state deferred tax assets, which was substantially offset by our valuation allowance. Prospectively, all excess tax benefits and deficiencies will be recognized in the income statement as a component of our income tax expense or benefit. Further, we will present excess tax benefits as an operating activity in the consolidated statements of cash flows on a prospective basis. For the six months ended January 31, 2018, the net excess tax benefits related to equity awards was not material.

Comprehensive Loss

Comprehensive loss consists of other comprehensive income (loss) and net loss. Other comprehensive income (loss) refers to revenue, expenses, gains and losses that are recorded as an element of stockholders’ (deficit) equity but are excluded from the net loss. We did not have any other comprehensive income (loss) transactions during the periods presented. Accordingly, the comprehensive loss is equal to the net loss for the periods presented.

Income Taxes

We account for income taxes using the asset and liability method. Deferred income taxes are recognized by applying the enacted statutory tax rates applicable to future years to differences between the carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance to amounts that are more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Legal Contingencies

We may be subject to legal proceedings and litigation arising from time to time. We record a liability when we believe that it is both probable that a loss has been incurred and the amount can be reasonably estimated. We expect to periodically evaluate developments in our legal matters that could affect the amount of liability that we accrue, if any, and adjust, as appropriate. Until the final resolution of any such matter for which we may be required to record a liability, there may be a loss exposure in excess of the liability recorded and such amount could be significant. We expense legal fees as incurred.

Warranties and Indemnification

Our cloud platform is generally warranted to be free of defects under normal use and to perform substantially in accordance with the subscription agreement. Additionally, our contracts generally include provisions for indemnifying customers and channel partners against liabilities if our services infringe or misappropriate a third party’s intellectual property rights. Costs and liabilities incurred as a result of warranties and indemnification obligations were not material during the periods presented.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. We consider all series of our redeemable convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of our redeemable convertible preferred stock do not have a contractual obligation to share in our losses. Under the two-class method, net income is attributed to common stockholders and participating securities based on their participation rights.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net loss attributable to common stockholders is calculated by adjusting net loss for current period accretion of redeemable convertible preferred stock.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of stock options and redeemable convertible preferred stock. As we have reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Recently Issued Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance around management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. It is effective for annual periods ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. We adopted this ASU as of July 31, 2017, noting no impact to our consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. This ASU simplifies income statement presentation by eliminating the concept of extraordinary items. It is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. We adopted this ASU as of August 1, 2016, noting no impact to our consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-05, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer’s accounting for Fees Paid in a Cloud Computing Arrangement. This ASU provides guidance to customers about whether a cloud computing arrangement includes software. If the arrangement includes a software license, the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If the arrangement does not include a software license, the customer should account for the arrangement as a service contract. For public business entities, it is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. We adopted this ASU as of August 1, 2016, noting no impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This ASU is part of the FASB’s simplification initiative aimed at reducing complexity in accounting standards. It requires all deferred tax assets and liabilities, and any related valuation allowance, to be classified as noncurrent on the balance sheet. The classification change for all deferred taxes as noncurrent simplifies entities’ processes as it eliminates the need to separately identify the net current and net noncurrent deferred tax asset or liability in each jurisdiction and allocate valuation allowances. For public business entities, it is effective for annual reporting periods beginning after December 15, 2016 and interim periods therein. Early adoption is permitted. We early adopted this ASU as of August 1, 2016, noting no material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The main difference between previous guidance and ASU 2016-02 is the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous accounting guidance. ASU 2016-02 retains the distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the previous leases guidance. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. For public business entities, it is effective for annual periods beginning after December 15, 2018, and interim periods therein. Early adoption is permitted. We are currently evaluating the potential impact of this ASU on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09. This ASU simplifies various aspects related to how share-based payments are accounted for and presented in the financial statements, including income taxes, forfeitures, and statutory tax withholding requirements. For public business entities, it is effective for annual periods beginning after December 15, 2016, and interim periods therein. Early adoption is permitted. We adopted ASU 2016-09 as of August 1, 2017, resulting in the impact discussed in Note 2 (under Stock-Based Compensation) to our consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends guidance on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities to require that credit losses on available-for-sale debt securities be presented as an allowance rather than as a write-down. The measurement of credit losses for newly recognized financial assets and subsequent changes in the allowance for credit losses are recorded in the statements of operations. For public business entities, it is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the potential impact of this ASU on our consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU provides guidance to decrease the diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption permitted. We are currently evaluating the potential impact of this ASU on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force), which updates the classification of restricted cash in the statement of cash flows. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. We are currently evaluating the potential impact of this ASU on our consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which provides clarity in applying the guidance in Topic 718 around modifications of share-based payment awards. For public business entities, it is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the potential impact of this ASU on our consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. This ASU reduces the complexity associated with an issuer’s accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, the FASB determined that a down round feature would no longer cause a freestanding equity-linked financial instrument (or an embedded conversion option) to be accounted for as a derivative liability at fair value with changes in fair value recognized in current earnings. For public business entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods therein. Early adoption is permitted. We are currently evaluating the potential impact of this ASU on our consolidated financial statements.

Note 3. Fair Value Measurements

Fair value is defined as the exchange price that would be received from sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure our financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Three levels of inputs may be used to measure fair value:

•	Level I—Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level II—Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments; and

•

Level III—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

We classify cash equivalents, which are comprised of highly liquid money market funds, within Level I of the fair value hierarchy because they are valued based on quoted market prices in active markets.

Assets that are measured at fair value on a recurring basis consist of the following:

	July 31, 2016
	Fair Value	Level I	Level II	Level III
	(in thousands)
Assets:
Money market funds	$86,547	$86,547	$—	$—

	July 31, 2017
	Fair Value	Level I	Level II	Level III
	(in thousands)
Assets:
Money market funds	$72,441	$72,441	$—	$—

	January 31, 2018
	Fair Value	Level I	Level II	Level III
	(unaudited)
	(in thousands)
Assets:
Money market funds	$61,258	$61,258	$—	$—

Note 4. Property and Equipment

Property and equipment, net consists of the following:

	Estimated Useful Life	July 31,		January 31, 2018
		2016	2017
				(unaudited)
		(in thousands)
Hosting equipment	2-3 years	$13,199	$20,241	$25,982
Computers and equipment	3-5 years	1,167	1,539	1,968
Purchased software	3 years	248	1,257	1,284
Capitalized internal-use software	3 years	3,999	4,390	5,340
Furniture and fixtures	5 years	1,099	1,035	1,409
Leasehold improvements	Shorter of useful life or lease term	2,023	1,981	2,087

Property and equipment		21,735	30,443	38,070
Less: Accumulated depreciation and amortization		(10,627)	(17,304)	(21,212)

Property and equipment, net		$11,108	$13,139	$16,858

Depreciation and amortization expense was $2.9 million, $4.9 million and $6.8 million for fiscal 2015, 2016 and 2017, respectively, and $3.3 million and $3.9 million for the six months ended January 31, 2017 and 2018, respectively.

Note 5. Commitments and Contingencies

Operating Leases

We lease our office space under various operating lease agreements expiring at various dates through April 2021. Certain of these lease agreements have escalating rent payments. We recognize rent expense under such agreements on a straight-line basis over the lease term, and the difference between the rent paid and the straight-line rent is recorded as deferred rent, which is included in accrued expenses and other current liabilities (current portion) and other noncurrent liabilities (noncurrent portion) in the consolidated balance sheets.

As of July 31, 2017, the aggregate future minimum payments under non-cancelable operating leases consist of the following:

Operating Leases
(in thousands)
Year ending July 31,
2018	$1,893
2019	1,978
2020	1,845
2021	1,294

Total	$7,010

As of January 31, 2018, the aggregate future minimum payments under non-cancelable operating leases consist of the following:

Operating Leases
(unaudited) (in thousands)
Year ending July 31,
2018 (remaining six months)	$1,436
2019	2,782
2020	2,322
2021	1,542

Total	$8,082

Rent expense was $0.7 million, $1.4 million and $1.7 million for fiscal 2015, 2016 and 2017, respectively, and $0.8 million and $1.1 million for the six months ended January 31, 2017 and 2018, respectively.

Data Center Contract Commitments

We enter into long-term non-cancelable agreements with providers in various countries to purchase data center capacity, such as bandwidth and colocation space, for our cloud platform. Bandwidth and colocation costs are recorded as cost of revenue in the consolidated statements of operations. Such costs totaled $4.3 million, $5.6 million and $6.9 million for fiscal 2015, 2016 and 2017, respectively, and $3.1 million and $4.3 million for the six months ended January 31, 2017 and 2018, respectively.

As of July 31, 2017, future minimum payments under non-cancelable data center contracts consist of the following:

Data Center Contracts
(in thousands)
Year ending July 31,
2018	$2,500
2019	1,154
2020	522

Total	$4,176

As of January 31, 2018, future minimum payments under non-cancelable data center contracts consist of the following:

Data Center Contracts
(unaudited) (in thousands)
Year ending July 31,
2018 (remaining six months)	$2,527
2019	3,960
2020	2,433
2021	519
2022	134

Total	$9,573

Non-cancelable Purchase Obligations

In the normal course of business, we enter into non-cancelable purchase commitments with various parties to purchase products and services such as technology equipment, office renovations, corporate events and consulting services. As of July 31, 2016, July 31, 2017 and January 31, 2018, we had outstanding non-cancelable purchase obligations with a term of 12 months or longer of $1.1 million, $2.2 million and $3.0 million, respectively.

Line of Credit

In January 2015, we entered into a $15.0 million Loan and Security Agreement (the “Line of Credit”) with Silicon Valley Bank, as amended, with a two-year term, interest due monthly and principal due upon maturity. Borrowings under the Line of Credit bore interest at the prime rate per annum, as published by the Wall Street Journal, and were collateralized by substantially all of our assets, except for intellectual property. Under this agreement, we were subject to certain reporting and financial covenants. In fiscal 2015, we borrowed $5.5 million under the Line of Credit, which was fully repaid within the same fiscal year. Related interest expense was not material to the periods presented. The Line of Credit was terminated in April 2016.

Legal Matters

Symantec Litigation

We are currently involved in legal proceedings with Symantec Corporation (“Symantec”). On December 12, 2016, Symantec filed a complaint (“Symantec Case 1”), in the U.S. District Court for the District of Delaware alleging that “Zscaler’s cloud security platform” infringes U.S. Patent Nos. 6,279,113, 7,203,959 (“959 patent”), 7,246,227 (“227 patent”), 7,392,543, 7,735,116 (“116 patent”), 8,181,036 and 8,661,498. The complaint seeks compensatory damages, an injunction, enhanced damages, and attorney fees. We believe our technology does not infringe Symantec’s asserted patents and that Symantec’s patents are invalid. We have filed a motion to dismiss the 959, 227 and certain claims of the 116 patents as invalid based on unpatentable subject matter. On August 2, 2017, the court granted our motion to transfer Symantec Case 1 from the District of Delaware to the Northern District of California. The Markman claim construction hearing for Symantec Case 1 is scheduled for June 19, 2018.

On April 18, 2017, Symantec filed a second complaint (“Symantec Case 2”), in the U.S. District Court for the District of Delaware alleging that “Zscaler’s cloud security platform” infringes U.S. Patent Nos. 6,285,658 (“658 patent”), 7,360,249, 7,587,488 (“488 patent”), 8,316,429 (“429 patent”), 8,316,446 (“466 patent”), 8,402,540 and 9,525,696. The complaint seeks compensatory damages, an injunction, enhanced damages and attorney fees.

On June 22, 2017, Symantec filed a notice of voluntary dismissal of its complaint in Symantec Case 2 along with a new complaint alleging infringement of the same patents. In the new complaint in Symantec Case 2, Symantec added Symantec Limited as a plaintiff and also alleged willful infringement of the 429 and 446 patents. We believe our technology does not infringe Symantec’s asserted patents and that Symantec’s patents are invalid. We have filed a motion to dismiss the 658, 429, 446 and 488 patents as invalid based on unpatentable subject matter. On July 31, 2017, the court granted our motion to transfer Symantec Case 2 from the District of Delaware to the Northern District of California. The Markman claim construction hearing for Symantec Case 2 is scheduled for March 19, 2019.

We have also received letters from Symantec alleging that our “cloud security platform” infringes U.S. Patent Nos. 7,031,327, 7,496,661, 7,543,036 and 7,624,110. We believe that our technology does not infringe Symantec’s asserted patents and that these patents are invalid.

We have not recorded a liability with respect to Symantec Case 1 or Case 2 based on our determination that a loss in either case is not probable (though it may be reasonably possible) under the applicable accounting standards.

We are vigorously defending Symantec Case 1 and Case 2. Given the early stage in the litigation, although a loss may be reasonably possible, we are unable to predict the likelihood of success of Symantec’s infringement claims or estimate a range of loss.

Finjan Litigation

We are currently involved in legal proceedings with Finjan. On December 5, 2017, Finjan filed a complaint, in the U.S. District Court for the Northern District of California alleging that Zscaler’s “Internet Access Bundles,” “Private Access Bundle,” “Zscaler Enforcement Node,” “Secure Web Gateway,” “Cloud Firewall,” “Cloud Sandbox” and “Cloud Architecture products and services” infringe U.S. Patent Nos. 6,804,780, 7,647,633, 8,677,494 and 7,975,305. The complaint seeks compensatory damages, an injunction, enhanced damages and attorney fees. While the range of potential loss resulting from the lawsuit cannot be reasonably estimated, we recorded legal expenses and related accruals of $2.5 million and $0.7 million for fiscal 2017 and for the six months ended January 31, 2018, respectively, related to past negotiations with Finjan.

We intend to vigorously pursue our defenses. Given the early stage in the litigation, we are unable to predict the likelihood of success of Finjan’s infringement claims.

Other Litigation and Claims

In addition, from time to time we are a party to various litigation matters and subject to claims that arise in the ordinary course of business. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. For any claims for which we believe a liability is both probable and reasonably estimable, we record a liability in the period for which we make this determination. Except as otherwise described above, there is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our consolidated financial statements; however, the results of litigation and claims are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on our business because of defense and settlement costs, diversion of management resources and other factors. In addition, the expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change and could adversely affect our results of operations.

Note 6. Redeemable Convertible Preferred Stock

In July 2015, we entered into a Series D preferred stock purchase agreement, which authorized the sale and issuance of up to 16,731,361 shares of preferred stock at $5.9768 per share. We sold 14,221,656 shares of Series D redeemable convertible preferred stock for total gross proceeds of $85.0 million and incurred related issuance costs of $0.3 million.

In September 2015, we amended our Amended and Restated Certificate of Incorporation and increased the number of Series D preferred stock authorized for sale and issuance to 18,739,124 shares. We also amended our Series D preferred stock purchase agreement to permit the sale of an additional 4,182,840 shares of Series D redeemable convertible preferred stock at $5.9768 per share for total gross proceeds of $25.0 million. Related issuance costs were immaterial.

As of July 31, 2016, our convertible preferred stock consists of the following:

	Shares Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference	Issue Price per share
	(in thousands, except per share data)
Series A	42,000	42,000	$5,000	$5,000	$0.12
Series B	37,284	37,284	30,095	30,200	$0.81
Series C	11,063	11,063	37,876	37,980	$3.43
Series D	18,739	18,404	118,436	118,700	$5.98

Total	109,086	108,751	$191,407	$191,880

As of July 31, 2017, our convertible preferred stock consists of the following:

	Shares Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference	Issue Price per share
	(in thousands, except per share data)
Series A	42,000	42,000	$5,000	$5,000	$0.12
Series B	37,284	37,284	30,095	30,200	$0.81
Series C	11,063	11,063	37,897	37,980	$3.43
Series D	18,739	18,404	127,985	128,196	$5.98

Total	109,086	108,751	$200,977	$201,376

As of January 31, 2018, our convertible preferred stock consists of the following:

	Shares Authorized	Issued and Outstanding	Carrying Value	Liquidation Preference	Issue Price per share
	(unaudited)
	(in thousands, except per share data)
Series A	42,000	42,000	$5,000	$5,000	$0.12
Series B	37,284	37,284	30,095	30,200	$0.81
Series C	11,063	11,063	37,908	37,980	$3.43
Series D	18,739	18,404	133,083	133,267	$5.98

Total	109,086	108,751	$206,086	$206,447

Accretion to the redemption price of Series C and D redeemable convertible preferred stock was $0.1 million, $8.6 million and $9.6 million for fiscal 2015, 2016 and 2017, respectively, and $4.7 million and $5.1 million for the six months ended January 31, 2017 and 2018, respectively. Accretion is recognized as a reduction of additional paid-in capital with a corresponding increase to the carrying value of Series C and D redeemable convertible preferred stock.

The holders of our convertible preferred stock have various rights, preferences and privileges, which are summarized as follows:

Conversion Rights

Each share of our preferred stock is convertible, at the option of its holder, into the number of fully paid and non-assessable shares of common stock, which results from dividing the applicable original issue price per share by the applicable conversion price per share on the date that the share certificate is surrendered for conversion. As of July 31, 2016, July 31, 2017 and January 31, 2018, the conversion prices per share for all shares of preferred stock were equal to the original issue prices, and the rate at which each share would convert into common stock was one-for-one. The conversion prices of the Series A, B, C and D convertible preferred stock will be adjusted for specified dilutive issuances, stock splits, combinations and noncash dividends. In addition, the conversion price for the Series D redeemable convertible preferred stock will be adjusted in the event of an IPO.

Each share of preferred stock will automatically convert (1) immediately prior to the closing of the sale of our common stock in a firm commitment underwritten IPO, provided that the IPO involves a pre-IPO valuation of the Company equal to or greater than $750 million and the net proceeds to the Company are not less than $75.0 million or (2) upon a request for such conversion from the holders of a majority of each series of preferred stock then outstanding.

In the event of an IPO in which all of the Series D redeemable convertible preferred stock are to be converted to common stock in which the initial offering price to the public (prior to any underwriting discounts) is less than $7.471 (as adjusted for stock splits, stock dividends, reclassification and the like), then the conversion price for each share of Series D redeemable convertible preferred stock shall be adjusted immediately prior to the conversion of the Series D redeemable convertible preferred stock into common stock in connection with the IPO. The conversion price will be a conversion price that results in each share of Series D redeemable convertible preferred stock converting into that number of shares (including fractional shares) of common stock as would have a deemed value (number of shares of common stock issued upon conversion of one share of Series D redeemable convertible preferred stock multiplied by the IPO price) equal to $7.471 (as adjusted for stock splits, stock dividends, reclassification and the like).

Dividend Rights

Each holder of the Series A, B, C and D convertible preferred stock shall be entitled to receive, out of any funds legally available, noncumulative dividends at the rate of $0.009525, $0.0648, $0.27487 and $0.47814 per share, respectively, per annum, payable in preference and priority to any payment of any dividends on common stock when and as declared by the board of directors. After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then effective conversion rate. No dividends are payable to Series A or Series B convertible preferred stock unless dividends on the Series C and D redeemable convertible preferred stock have been declared and all declared dividends have been paid or set aside for payment to the shareholders of Series C and D redeemable convertible preferred stock. The right to receive dividends on shares of preferred stock is not cumulative. No dividends have been declared as of the date of the issuance of these consolidated financial statements.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the Company, holders of Series A, B, C and D convertible preferred stock are entitled to receive, in preference to holders of the common stock, the amount per share of each share of preferred stock held by them equal to the greater of (a) the sum of the liquidation preference, which is $0.11905 for a Series A share, $0.81 for a Series B share, $3.4331 for a Series C share and $5.9768 plus 8% compounded annually from the initial issuance date for a Series D share, plus all declared but unpaid dividends or (b) the amount that would be received on such share of redeemable convertible preferred stock if such share were converted to a share of common stock immediately prior to such liquidation event. Such amounts will be adjusted for any stock split, stock dividends, combination of shares, reorganization, recapitalization, reclassification or other similar event. All remaining assets will then be distributed pro rata to holders of common stock. In accordance with our Certificate of Incorporation, as amended, a liquidation event includes a sale, transfer or license of all or substantially all of its assets; a merger or consolidation with another entity; the transfer of 50% or more of its voting stock; or a liquidation, dissolution or winding up of the Company. A liquidation event is deemed to be outside the control of the Company.

Voting Rights

The holders of Series A, B, C and D convertible preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible. Fractional votes are not permitted. The holders of the preferred stock are entitled to vote on all matters on which the common stockholders are entitled to vote. So long as at least 2,000,000 shares (as adjusted for recapitalization) of each of the Series A, B, C and D convertible preferred stock remain outstanding, the holders of each of the Series A, B, C and D convertible preferred stock, voting as a separate class, are entitled to select one member of our board of directors at each meeting or pursuant to each consent of our stockholders for the election of directors.

Redemption Rights

Series C redeemable convertible preferred stock is redeemable at any time after the sixth anniversary of the initial issuance of the Series D redeemable convertible preferred stock, at the written election of the holders of at least a majority of the then outstanding shares of Series C redeemable convertible preferred stock. Series D redeemable convertible preferred stock is redeemable at any time after the sixth anniversary of the initial issuance of the Series D redeemable convertible preferred stock, at the written election of the holders of at least a majority of the then outstanding shares of Series D redeemable convertible preferred stock. The redemption price per share for Series C equals to the original issue price of $3.4331 plus the amount equal to all declared and unpaid dividends. The redemption price per share for Series D equals to the original issue price of $5.9768 plus 8% per annum, compounded annually, from the issuance date through the redemption date of July 24, 2021. As the redemption of Series C and D is not solely within the control of the issuer and is contingent only on the passage of time, it is probable that the instrument will become redeemable. Therefore, both Series C and D redeemable convertible preferred stock are being accreted to their redemption prices utilizing the effective interest method.

While Series A, B, C and D convertible preferred stock do not have mandatory redemption provisions, they are contingently redeemable upon a deemed liquidation event.

Classification of Convertible Preferred Stock

The redemption provisions of the Series C and Series D redeemable convertible preferred stock are considered provisions that are not solely within our control. Also, the deemed liquidation preference provisions of the Series A, B, C and D convertible preferred stock are considered contingent redemption provisions that are not solely within our control. Accordingly, our convertible preferred stock has been presented outside of permanent equity in the mezzanine section of the consolidated balance sheets.

Note 7. Common Stock

As of July 31, 2016, July 31, 2017 and January 31, 2018, the number of shares of common stock authorized was 177,312,759 shares, 190,000,000 shares and 190,000,000 shares, respectively, and the number of shares of common stock issued and outstanding was 45,496,536 shares, 48,538,681 shares and 49,247,024 shares, respectively. Our common stock is not redeemable and common stockholders are entitled to one vote for each share of common stock held.

Common Stock Reserved for Future Issuance

We have reserved shares of common stock, on an as-if converted basis, for future issuance as follows:

	July 31,		January 31, 2018
	2016	2017
			(unaudited)
	(in thousands)
Conversion of Series A convertible preferred stock	42,000	42,000	42,000
Conversion of Series B convertible preferred stock	37,284	37,284	37,284
Conversion of Series C redeemable convertible preferred stock	11,063	11,063	11,063
Conversion of Series D redeemable convertible preferred stock	18,404	18,404	18,404
Stock options issued and outstanding	14,063	22,588	22,425
Remaining shares available for future issuance under the 2007 Plan	4,174	1,108	5,563

Total shares of common stock reserved	126,988	132,447	136,739

Note 8. Stock-Based Compensation

2007 Stock Plan

In September 2007, our board of directors adopted the 2007 Stock Plan (the “2007 Plan”). Under the 2007 Plan, the board of directors may grant stock options and stock purchase rights to eligible employees, directors and consultants to promote the success of our business. Stock options granted under the 2007 Plan generally vest over four years with 25% of the option shares vesting one year from the date of grant and then ratably over the following 36 months. Options expire seven years after the date of grant.

Stock options that are forfeited or cancelled shall become available for future grant or sale under the 2007 Plan unless the 2007 Plan is terminated.

A summary of the activity under the 2007 Plan and related information is as follows:

Share information:	Stock Options Outstanding
	Shares Available For Grant	Outstanding Stock Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
	(in thousands, except per share data)
Balance as of August 1, 2014	4,145	6,162	$0.61	5.4	$3,596

Increase in 2007 Plan authorized shares	9,755	—
Stock options granted	(8,972)	8,972	$1.57
Stock options exercised	—	(5,449)	$1.32		$1,504
Repurchases of unvested shares	1,409	—	$0.38
Stock options cancelled/forfeited/expired	583	(583)	$0.80

Balance as of July 31, 2015	6,920	9,102	$1.12	5.5	$14,861

Increase in 2007 Plan authorized shares	3,500	—
Stock options granted	(10,014)	10,014	$2.90
Stock options exercised	—	(3,162)	$1.94		$2,990
Repurchases of unvested shares	1,877	—	$1.56
Stock options cancelled/forfeited/expired	1,891	(1,891)	$1.66

Balance as of July 31, 2016	4,174	14,063	$2.13	5.6	$13,840

Increase in 2007 Plan authorized shares	8,500	—
Stock options granted	(12,869)	12,869	$3.77
Stock options exercised	—	(3,191)	$2.40		$4,478
Repurchases of unvested shares	150	—	$1.75
Stock options cancelled/forfeited/expired	1,153	(1,153)	$2.56

Balance as of July 31, 2017	1,108	22,588	$3.00	5.6	$56,717

Increase in 2007 Plan authorized shares (unaudited)	5,000	—
Stock options granted (unaudited)	(3,069)	3,069	$5.63
Stock options exercised (unaudited)	—	(1,531)	$1.98		$5,177
Repurchases of unvested shares (unaudited)	823	—	$4.02
Stock options cancelled/forfeited/expired (unaudited)	1,701	(1,701)	$3.73

Balance as of January 31, 2018 (unaudited)	5,563	22,425	$3.37	5.4	$53,511

Vested and expected to vest as of July 31, 2017		19,439	$2.91	5.5	$50,515

Exercisable as of July 31, 2017		8,860	$2.45	4.9	$27,135

Exercisable as of January 31, 2018 (unaudited)		8,724	$2.51	4.6	$28,326

The aggregate intrinsic value of the options exercised represents the difference between the estimated fair value of our common stock on the date of exercise and the exercise price of the options. The weighted-average grant-date fair value per share of awards granted was $0.54, $1.12 and $1.40 for fiscal 2015, 2016 and 2017, respectively, and $1.20 and $2.08 for the six months ended January 31, 2017 and 2018, respectively.

Early Exercise of Employee Options and Notes Receivable

The 2007 Plan allows for the early exercise of stock options for certain individuals as determined by the board of directors. The consideration received for an early exercise of an option is considered to be a deposit of the exercise price and the related dollar amount is recorded as a liability and reflected as liability for early exercise of unvested stock options in the consolidated balance sheets. This liability is reclassified to additional paid-in capital as the awards vest. If a stock option is early exercised, the unvested shares may be repurchased by us in case of employment termination for any reason, including death and disability, at the price paid by the purchaser for such shares. In fiscal 2015, 2016 and 2017, we issued 4,155,000 shares, 1,890,000 shares and

1,171,980 shares of common stock for total proceeds of $6.7 million, $5.2 million and $4.7 million, respectively, related to early exercised stock options. In the six months ended January 31, 2017, we did not issue any shares related to early exercised stock options. We issued 269,792 shares of common stock for total proceeds of $0.9 million related to early exercised stock options for the six months ended January 31, 2018. As of July 31, 2016, July 31, 2017 and January 31, 2018, the number of shares of common stock subject to repurchase was 3,550,922 shares, 2,831,458 shares and 1,757,083 shares with an aggregate price of $7.2 million, $8.0 million and $4.5 million, respectively.

We entered into notes receivable agreements with certain of our current and former executives and employees in connection with the exercise of their stock options. During fiscal 2015 and 2016, we issued 4,100,000 shares and 1,615,000 shares of common stock for a total of $6.6 million and $4.4 million, respectively, related to the exercise of unvested stock options via a notes receivable. We did not issue any notes receivable in fiscal 2017 and the six months ended January 31, 2018. These notes bear interest at rates ranging from 1.15% to 2.85% per annum and are due in December 2018, subject to acceleration upon the occurrence of certain events. As the notes receivable are collateralized by the underlying common stock as well as the borrowers’ personal assets, they are considered full recourse. The notes receivable and the accrued interest are presented as contra-equity until the amounts are settled. As of July 31, 2016, July 31, 2017 and January 31, 2018, the carrying amount of outstanding notes receivable, inclusive of accrued interest, was $9.9 million, $7.9 million and $7.8 million, respectively. As of July 31, 2016, July 31, 2017 and January 31, 2018, the balance of accrued interest under these notes was $0.3 million, $0.4 million and $0.5 million, respectively. During the six months ended January 31, 2018, we repurchased a total of 822,917 unvested shares of common stock from certain employees upon termination of their employment services. The total repurchase price was $3.3 million, or $4.02 per share, of which $3.1 million was paid in cash and $0.2 million was settled through a cancellation of the related note receivable. In February 2018, certain borrowers repaid the outstanding principal amount and interest accrued under their loans, totaling $3.9 million.

Determination of Fair Values

The fair value of stock options granted to employees is estimated on the grant date using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires us to make assumptions and judgments about the variables used in the calculation, including the fair value of the underlying common stock, expected term, the expected volatility of the common stock, a risk-free interest rate and expected dividend yield.

We estimate the fair value of employee stock options using the Black-Scholes option pricing model with the following assumptions:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
Expected term (in years)	4.6	4.6	4.6	4.6	4.6
Expected stock price volatility	38.8%	43.6% - 45.2%	41.4% - 43.3%	43.3%	40.4% - 41.5%
Risk-free interest rate	1.2% - 1.7%	1.1% - 1.6%	1.1% - 2.0%	1.1% - 1.6%	1.7% - 2.6%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%

Restricted Stock Awards

The 2007 Plan allows for the grant of stock purchase rights, which are rights to purchase restricted common stock (restricted stock) to employees at the current fair value of the common stock. The restricted stock will generally be subject to a four-year vesting period, with 25% of the shares vesting after one year of employment and monthly thereafter over the remaining three years. Upon an employee’s termination, we have the option to repurchase unvested shares at a price per share equal to the lesser of the fair market value of the shares at the time of the repurchase or the original purchase price. There was no restricted stock activity in the periods presented.

Stock-based Compensation Expense

During fiscal 2015, 2016 and 2017, we recognized stock-based compensation expense, net of estimated forfeitures. Beginning with our first quarter of fiscal 2018, upon adoption of ASU 2016-09, as further discussed in Note 2 (under Stock-Based Compensation) to our consolidated financial statements, we have elected to account for forfeitures of awards as incurred instead of estimating the number of awards expected to be forfeited.

The following table summarizes the components of stock-based compensation expense recognized in the consolidated statements of operations:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Cost of revenue	$116	$189	$348	$139	$235
Sales and marketing	611	1,574	2,794	1,236	1,770
Research and development	648	1,025	5,574	4,925	892
General and administrative	186	829	1,203	450	900

Total stock-based compensation expense	$1,561	$3,617	$9,919	$6,750	$3,797

As of January 31, 2018, the unrecognized stock-based compensation cost related to unvested stock options totaled $22.1 million, which is expected to be recognized over a weighted-average period of three years.

Note 9. Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. We consider all series of our convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of our convertible preferred stock do not have a contractual obligation to share in our losses.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. The diluted net loss per share attributable to common stockholders is computed by giving effect to all potential dilutive common stock equivalents outstanding for the period. For purposes of this calculation, our convertible preferred stock, stock options and early exercised stock options are considered to be potential common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands, except per share data)
Net loss	$(12,832)	$(27,438)	$(35,460)	$(14,629)	$(17,913)
Accretion of Series C and D redeemable convertible preferred stock	(147)	(8,648)	(9,570)	(4,733)	(5,109)

Net loss attributable to common stockholders	$(12,979)	$(36,086)	$(45,030)	$(19,362)	$(23,022)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	35,279	39,772	43,832	42,800	46,687

Net loss per share attributable to common stockholders, basic and diluted	$(0.37)	$(0.91)	$(1.03)	$(0.45)	$(0.49)

Since we were in a loss position for all periods presented, basic net loss per share is the same as diluted net loss per share as the inclusion of all potential common shares outstanding would have been anti-dilutive. The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Convertible preferred stock	104,568	108,751	108,751	108,751	108,751
Stock options	9,102	14,063	22,588	15,932	22,425
Early exercised stock options	6,674	3,551	2,831	2,456	1,757

Total	120,344	126,365	134,170	127,139	132,933

Unaudited Pro Forma Net Loss Per Share

We have presented the unaudited pro forma basic and diluted net loss per share for fiscal 2017 and the six months ended January 31, 2018, which has been computed to give effect to the conversion of our convertible preferred stock into common stock (using the if-converted method) as though the conversion had occurred as of the beginning of the period. The pro forma net loss per share does not include shares being offered in the assumed IPO.

The following table sets forth the computation of our unaudited pro forma basic and diluted net loss per share:

	Year Ended July 31, 2017	Six Months Ended January 31, 2018
	(in thousands, except per share data)
Numerator:
Net loss attributable to common stockholders	$(45,030)	$(23,022)
Accretion of Series C and D redeemable convertible preferred stock	9,570	5,109

Net loss	$(35,460)	$(17,913)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	43,832	46,687
Pro forma adjustment to reflect assumed conversion of our convertible preferred stock	108,751	108,751

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	152,583	155,438

Pro forma net loss per share, basic and diluted	$(0.23)	$(0.12)

Note 10. Income Taxes

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), which makes significant changes to the U.S. tax code. The Tax Act contains several key tax provisions that affect us, including, but not limited to, reducing the U.S. federal corporate tax rate from 34% to 21% for tax years beginning after December 31, 2017, imposing a one-time repatriation tax on deemed repatriated earnings and changing rules related to uses and limitations of net operating loss carryforwards created in tax years beginning after December 31, 2017. On December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which provides guidance on accounting for the Tax Act’s impact and allows registrants to record provisional amounts during a measurement period not to extend beyond one year of the enactment date.

We have not completed our accounting assessment for the effects of the Tax Act; however, based on our initial assessment, we have determined that the Tax Act did not have a material impact on our consolidated financial statements in our fiscal quarter ending January 31, 2018, the period in which the legislation was enacted. We currently maintain a full valuation allowance recorded against our U.S. federal deferred tax assets and we anticipate incurring a loss in fiscal 2018. As such, the remeasurement of the deferred tax assets and related valuation allowance is not expected to have a material impact to the financial statements in fiscal 2018, other than disclosures in our year-end financial statements. Because of our full valuation allowance, there is no tax expense associated with the one-time transition tax. We expect to complete our assessment within the measurement period in accordance with SAB 118. Our assessment of the impact of the Tax Act may materially differ from our provisional assessment during the measurement period due to, among other things, further refinement in our calculations, changes in interpretations and assumptions we have made, or guidance that may be issued.

The following table sets forth the geographical breakdown of the income (loss) before the provision for income taxes:

	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Domestic	$(13,506)	$(28,227)	$(36,874)	$(15,263)	$(19,100)
International	907	1,257	2,291	1,001	1,833

Loss before income taxes	$(12,599)	$(26,970)	$(34,583)	$(14,262)	$(17,267)

The following table sets forth the components of the provision for income taxes:
	Year Ended July 31,			Six Months Ended January 31,
	2015	2016	2017	2017	2018
				(unaudited)
	(in thousands)
Current
Federal	$—	$—	$—	$—	$—
State	19	16	31	9	16
Foreign	214	452	874	358	676

Total current tax expense	233	468	905	367	692
Deferred
Federal	—	—	—	—	—
State	—	—	—	—	—
Foreign	—	—	(28)	—	(46)

Total deferred tax expense	—	—	(28)	—	(46)

Total provision for income taxes	$233	$468	$877	$367	$646

The following table presents the reconciliation of the statutory federal income tax rate to our effective tax rate:

	Year Ended July 31,
	2015	2016	2017
Tax at federal statutory rate	34.0%	34.0%	34.0%
State income taxes	2.3%	1.8%	1.5%
Valuation allowance	(33.4%)	(32.5%)	(32.4%)
Stock-based compensation	(4.3%)	(4.1%)	(2.8%)
Permanent differences	(1.0%)	(0.5%)	(2.6%)
Other, net	0.6%	(0.4%)	(0.2%)

Effective tax rate	(1.8%)	(1.7%)	(2.5%)

Our tax provision for interim periods is determined using an estimate of its annual effective tax rate, adjusted for discrete items, if any, that arise during the period. Each quarter, we update our estimate of the annual effective tax rate, and if the estimated annual effective tax rate changes, we make a cumulative adjustment in such period.

Our quarterly tax provision, and estimate of our annual effective tax rate, is subject to variation due to several factors, including variability in pre-tax income (or loss), the mix of jurisdictions to which such income relates, changes in how we do business, and tax law developments. Our estimated effective tax rate for the year differs from the U.S. statutory rate of 34% primarily due to the benefit of a portion of our earnings being taxed at rates lower than the U.S. statutory rate.

Tax expense was $0.4 million and $0.6 million for the six months ended January 31, 2017 and 2018, respectively. The tax expense for the six months ended January 31, 2017 was attributable to our foreign operations. Our tax expense for the six months ended January 31, 2018 was attributable to our foreign operations offset by an excess tax benefit from stock-based compensation deductions.

The following table presents the tax effects of temporary differences that give rise to significant portions of our deferred tax assets and liabilities:

	July 31,
	2016	2017
	(in thousands)
Deferred tax assets:
Net operating losses and credit carryover	$38,268	$54,130
Accruals and reserves	2,868	2,807
Deferred revenue	5,660	5,436
Stock-based compensation	204	571
Property and equipment	147	339
Other	713	569

Gross deferred tax assets	47,860	63,852
Less: Valuation allowance	(40,299)	(51,493)

Total deferred tax assets	7,561	12,359

Deferred tax liabilities:
Deferred contract acquisition costs	(7,561)	(12,331)

Total deferred tax liabilities	(7,561)	(12,331)

Net deferred tax assets	$—	$28

U.S. income tax has not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested outside the U.S. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. This temporary difference, as well as the unrecognized deferred tax liability, are not material for the periods presented.

The following table presents the change in the valuation allowance:

	Year Ended July 31,
	2015	2016	2017
	(in thousands)
Beginning balance	$27,268	$31,483	$40,299
Additions charged to expense	4,215	8,816	11,194

Ending balance	$31,483	$40,299	$51,493

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. We regularly assess the ability to realize our deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. We weigh all available positive and negative evidence, including our earnings history and results of recent operations, scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies. Due to the weight of objectively verifiable negative evidence, including our history of losses, we believe that it is more likely than not that our U.S. federal and, state deferred tax assets will not be realized as of July 31, 2016 and 2017, and as such, we have maintained a full valuation allowance against such deferred tax assets.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth. In the event we determine that we will be able to realize all or part of our net deferred tax assets in the future, the valuation allowance against deferred tax assets will be reversed in the period in which we make such determination. The release of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is released. The valuation allowance against our U.S. federal and state deferred tax assets increased by $8.8 million and $11.2 million during fiscal 2016 and 2017, respectively. The increase in the valuation allowance for both periods was related to tax losses for which insufficient positive evidence exists to support their realizability.

As of July 31, 2016 and 2017, we have net operating loss carryforwards for U.S. federal income tax purposes of $104.5 million and $150.0 million, respectively, which are available to offset future federal taxable income. The net operating losses for federal purposes will begin expiring in 2027. As of July 31, 2016 and 2017, we have net operating loss carryforwards for state income tax purposes of $49.9 million and $68.3 million, respectively. The net operating losses for state purposes will begin expiring at different periods beginning in 2024.

As a result of certain realization requirements of Accounting Standards Codification Topic 718, Compensation—Stock compensation, the table of deferred tax assets and liabilities does not include certain deferred tax assets as of July 31, 2017, that arose directly from tax deductions related to stock-based compensation which was in excess of the amount recognized for financial reporting. Additional paid-in capital will be increased by $0.9 million if and when such deferred tax assets are ultimately realized.

As a result of the adoption of ASU 2016-09 on August 1, 2017, as further discussed in Note 2 (under Stock-Based Compensation) to the consolidated financial statements, we recognized a total U.S. federal and state deferred tax asset of $0.9 million for such previously unrecognized excess tax benefits which is offset by our U.S. federal and state valuation allowance. Under ASU 2016-09, the excess tax benefits and deficiencies are recognized in the period in which they occur. In the six months ended January 31, 2018, we recognized an immaterial amount of net excess tax benefit.

Federal and state tax laws impose restrictions on the utilization of net operating loss carryforwards in the event of a change in ownership of the Company as defined by the Internal Revenue Code, Section 382. Under Section 382 of the Code, substantial changes in our ownership and the ownership of acquired companies may limit the amount of net operating loss carry-forwards that are available to offset taxable income. The annual limitation would not automatically result in the loss of net operating loss carry-forwards but may limit the amount available in any given future period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examination from various taxing authorities.

We recognize an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. We recognize interest and penalties associated with tax matters as part of the income tax provision. Our estimate of the potential outcome of any uncertain tax position is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. For the periods presented, there are no material unrecognized benefits nor interest and penalties associated with these unrecognized tax benefits recorded in the consolidated financial statements.

Note 11. Segment and Geographic Information

Our chief operating decision maker (“CODM”) is our chief executive officer. We derive our revenue primarily from sales of subscription services to our cloud platform and related support services. Our CODM reviews financial information presented on a consolidated basis for the purposes of allocating resources and evaluating financial performance. Accordingly, we determined that we operate as one operating segment.

Refer to Note 2 to our consolidated financial statements for revenue by geography.

Our long-lived assets are composed of property and equipment, net, and are summarized by geographic area as follows:

	July 31,		January 31, 2018
	2016	2017
			(unaudited)
	(in thousands)
United States	$8,374	$9,372	$12,818
Rest of the world	2,734	3,767	4,040

Total property and equipment, net	$11,108	$13,139	$16,858

Note 12. 401(k) Plan

We have a defined-contribution plan intended to qualify under Section 401 of the Internal Revenue Code (the “401(k) Plan”). We contracted with a third-party provider to act as a custodian and trustee, and to process and maintain the records of participant data. Substantially all the expenses incurred for administrating the 401(k) Plan are paid by us. We have not made any matching contributions to date.

Note 13. Related Party Transactions

In November 2016, we recorded $4.4 million of stock-based compensation expense within research and development expense in the consolidated statements of operations associated with a one-time secondary stock purchase transaction which was executed among certain of our employees and certain of our affiliated stockholders, including entities controlled by Jay Chaudhry, our president, chief executive officer and chairman of our board of directors, and Lane Bess, a member of our board of directors. We assessed the impact of this transaction as holders of economic interest in our company acquired shares from our employees at a price in excess of fair value of such shares. Accordingly, we recognized such excess value as stock-based compensation expense.

We have entered into notes receivable agreements with certain of our current and former executives and employees in connection with the exercise of their stock options. Refer to Note 8 to our consolidated financial statements for further details.

Note 14. Subsequent Events

We evaluated subsequent events through October 2, 2017, the date on which the annual audited consolidated financial statements were issued.

Note 15. Subsequent Events (unaudited)

In preparing the unaudited interim consolidated financial statements as of January 31, 2018 and for the six months ended January 31, 2017 and 2018, we have evaluated subsequent events through February 16, 2018, the date the unaudited interim consolidated financial statements were available for issuance.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon the completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

	Amount to be Paid
SEC registration fee		$12,450
FINRA filing fee		15,500
Exchange listing fee		25,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		6,500
Miscellaneous expenses		*

Total	$	*

*	To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors, and other corporate agents.

On the completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

•

The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees, and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees, and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (Securities Act).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

Since August 1, 2014, the Registrant issued the following unregistered securities:

Preferred Stock Issuances

From July 2015 through September 2015, the Registrant sold an aggregate of 18,404,496 shares of its Series D redeemable convertible preferred stock to five accredited investors at a purchase price of $5.9768 per share, for an aggregate purchase price of $109,999,992.

Option and Common Stock Issuances

Since August 1, 2014, the Registrant granted to its officers, directors, employees, consultants and other service providers options or restricted stock to purchase an aggregate of 35,023,459 shares of common stock at exercise prices ranging from $1.19 to $5.76 per share under its 2007 Stock Plan.

Since August 1, 2014, the Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 13,333,240 shares of common stock upon exercise of options or issuance of restricted stock under its 2007 Stock Plan at exercise prices ranging from $0.01 to $4.12 per share, for a weighted-average exercise price of $1.80 per share.

The Registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The Registrant filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement, which is incorporated by reference herein.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended, as currently in effect.

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3	Bylaws of the Registrant, as currently in effect.

3.4	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1	Amended and Restated Investors’ Rights Agreement among the Registrant and certain holders of its capital stock, dated as of July 24, 2015.

4.2	Form of common stock certificate of the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1+	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+*	Fiscal Year 2018 Equity Incentive Plan and related form agreements.

10.3+*	Fiscal Year 2018 Employee Stock Purchase Plan and related form agreements.

10.4+	2007 Stock Plan and related form agreements.

10.5+	Employee Incentive Compensation Plan.

10.6+	Sales Compensation Plan.

10.7+	Change of Control and Severance Policy.

10.8+	Employment Agreement between the Registrant and Jagtar S. Chaudhry, dated as of August 23, 2017.

10.9+	Offer Letter between the Registrant and Manoj Apte, dated as of June 19, 2008.

10.10+	Offer Letter between the Registrant and Remo Canessa, dated as of January 8, 2017.

10.11+	Offer Letter between the Registrant and Robert Schlossman, dated as of December 22, 2015.

10.12+	Offer Letter between the Registrant and Amit Sinha, dated as of October 18, 2010.

10.13+	Offer Letter between the Registrant and William E. Welch, dated as of November 25, 2014.

10.14+	Offer Letter between the Registrant and Karen Blasing, dated as of December 23, 2016.

10.15+	Offer Letter between the Registrant and Andrew Brown, dated as of October 14, 2015.

10.16+	Offer Letter between the Registrant and Scott Darling, dated as of November 16, 2016.

10.17+	Offer Letter between the Registrant and Charles Giancarlo, dated as of November 22, 2016.

10.18	Office Lease Agreement, by and between the Registrant and SRI Eleven Row LLC, dated as of June 30, 2015.

10.19	First Amendment to Office Lease Agreement, by and between the Registrant and SRI Eleven Row LLC, dated as of October 30, 2015.

10.20	Office Lease by and between the Registrant and US ER America Center 2, LLC, dated as of June 9, 2017.

21.1	List of subsidiaries of the Registrant.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1	Power of Attorney (see the signature page to this Registration Statement on Form S-1).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the 16th day of February, 2018.

ZSCALER, INC.

By:	/s/ Jagtar S. Chaudhry
Jagtar S. Chaudhry
President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jagtar S. Chaudhry and Remo Canessa, and each of them, as his or her true and lawful attorney-in-fact and agent with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) under the Securities Act of 1933 increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy, and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jagtar S. Chaudhry Jagtar S. Chaudhry	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	February 16, 2018

/s/ Remo Canessa Remo Canessa	Chief Financial Officer (Principal Accounting and Financial Officer)	February 16, 2018

/s/ Lane Bess Lane Bess	Director	February 16, 2018

/s/ Karen Blasing Karen Blasing	Director	February 16, 2018

/s/ Andrew Brown Andrew Brown	Director	February 16, 2018

/s/ Scott Darling Scott Darling	Director	February 16, 2018

Signature	Title	Date

/s/ Charles Giancarlo Charles Giancarlo	Director	February 16, 2018

/s/ Nehal Raj Nehal Raj	Director	February 16, 2018

/s/ Amit Sinha Amit Sinha	Director	February 16, 2018